Form 20-F
period 2002-03-31
DIGITAL ROOSTER COM INC
filed 2002-09-17
CIK 1136386

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F


Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2002




                         Commission file number 00032559
                            DIGITAL ROOSTER.COM INC.
                         AN ONTARIO, CANADA CORPORATION
              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
                       (416) 815-1771; FAX (416) 815-1259


3A.  SELECTED FINANCIAL DATA
     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F2 Of this registration and Item 5 "Operating and Financial Review and Prospects".

ALL VALUES ARE EXPRESSED IN CANADIAN DOLLARS.

                          (Seven Months  Year         (Seven Months  Year          Year
                           Ended)        Ended         Ended)        Ended         Ended
                           August 31/98  August 31/99  March 31/00   March 31/01   March 31/02
                           Web Dream     Web Dream     Consolidated  Consolidated  Consolidated
Operations                 Audited       Audited       Audited       Audited       Audited

Sales                           226,263     1,821,413     1,409,764     2,508,122     1,227,878

Cost of Sales                    40,846       765,944       578,265       737,562       348,525
Gross Profit                    185,417     1,055,469       831,499     1,770,560       879,353
Expenses                        180,444     1,191,187     1,265,191     2,659,616     1,914,661

Net Income                        4,973      -135,718      -433,692      -889,056    -1,035,308
Income per Share                 0.0002        -0.009         -0.01         -0.03         -0.03

Weighted Average             10,000,000    10,079,712    26,144,464    30,958,948    34,062,373


BALANCE SHEET INFORMATION

Current Assets                   17,315        69,244       239,781       145,506       139,267
Capital Assets                   43,976       108,253       125,297       184,876       135,304
Goodwill                                                    326,978       258,739       190,501
Due from Jazz Monkey                                        255,207
Total Assets                     61,291       177,477       917,263       589,121       465,072

Accounts Payable and
Accrued Liabilities              38,818        95,992       171,913       471,251       607,996
Income Tax Payable                                            2,415         2,415         2,415
Deferred Revenue                                             46,675        15,961       170,967
Loans Payable                    16,500        17,404                      76,561        76,900
Due to Shareholder                             38,638        45,571        36,300       109,725
Due to Jazz Monkey                              5,188
Note Payable                                                 90,000        90,000        90,000
Convertible Note                                                                        125,144
Total Liabilities                55,318       157,222       356,574       692,488     1,183,147

Capital                           1,000       151,000     1,125,126     1,350,126     1,183,147

Retained Earnings                 4,973      -130,745      -564,437    -1,453,493    -2,488,801
Total Shareholders Equity         5,973        20,255       560,689      -103,367      -718,075
Liabilities and
Shareholders Equity              61,291       177,477       917,263       589,121       465,072


Item 3D

Risk Factors

We have a limited history of operations and recorded losses in our fiscal years 1999,2000, 2001 and 2002. Web Dream began operations as a company in February 1998 and recorded losses of $135,718 ($94,907) for the period ended August 31, 1999, $433,692 ($298,295) in the year ended March 31, 2000, $889,056 ($563,514)
in the year ended March 31, 2001 and $1,035,308 ($659,642) in the year ended March 31, 2002. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development. We expect to continue to incur losses on a monthly basis until approximately November 2002. There can be no assurance that we will continue to incur losses after November 2002,or that any of our business strategies will be successful.

Our Independent accountants have expressed a going concern qualification in footnote # 1 to our audited financial statements. Because of our operating losses of the past three years and our working capital deficiency as at March 31, 2002, our continuance as a going concern is dependent upon our ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations.

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

It may be difficult for our Shareholders to enforce civil liabilities under the U.S. Federal Securities Laws because we are a Canadian Corporation, incorporated under Canadian law. The majority of our directors and executive officers are Canadian citizens or residents. All, or a substantial portion, of these persons' assets and substantially all of our assets are located outside the United States. It may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them judgments of U.S. Courts based upon civil liabilities under U.S. federal or state securities laws.

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

Control of the Corporation is concentrated in a small number of Shareholders. Our officers, directors and their affiliates, in the beneficially own approximately 52% of our outstanding common shares. These shareholders, acting together, would be able to control most matters requiring approval by shareholders, including the election of directors. Concentration of large amounts of our shares in the hands of the principal shareholders may also make more difficult any takeover, buy-out or change of control of the Corporation not approved by management.

We may not be able to rise additional financing to sustain growth. Based on current projections, we will require additional financing in the amount of 500,000 ($318,573) to $1,000,000($637,146) between November 2002 and March
2003. We anticipate raising these funds through private placements of our securities with sophisticated investors. We have avoided obtaining debt financing but may have to pursue this option if we are unable to obtain equity financing on acceptable terms. If we are unable to obtain financing and cannot pay our debts as they come due, we may be forced to solicit a buyer for the company or be forced into bankruptcy by our creditors.

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

The adult entertainment industry is sensitive to economic conditions. When economic conditions are prosperous, entertainment industry revenues increase; conversely, when economic conditions are unfavorable, entertainment industry revenues decline. Any significant decline in general corporate conditions or the economy that affect consumer spending could have a material adverse effect on our business.

Our Business is sensitive to capacity constraints and systems failures. We do not have any business interruption insurance. The stability of our online services is critical to our reputation, customer retention and achieving market acceptance of our online web sites destinations. Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of our online services could result in decreased usage of our services and, if sustained or repeated, could reduce the attractiveness of our online services to our clients. An increase in the volume of queries conducted through our online services could strain the capacity of the software or the hardware we employ, which could lead to slower response time or system failures, thereby adversely affecting our revenues. We also face technical challenges associated with higher levels of personalization and localization of content delivered to users of our online services. Our operations are also dependent in part upon our ability to protect our operating systems against physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events. If our back-up systems fail, the occurrence of any of these events could result in interruptions, delays or cessations in service to users of our online services, which could have a material adverse affect on our, results of operations and financial condition. We do not have any business interruption insurance.

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

Our intellectual property may not be adequately protected. Our domain names, trade secrets and, to a lesser extent our trademarks are critical to our success. We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions to protect our intellectual property. There is no guarantee that these efforts will be adequate; that we will be able to secure appropriate registrations for all of our marks; or that third parties will not infringe upon or misappropriate our proprietary rights. Future litigation may be necessary to enforce and protect our intellectual property rights. We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others, which could be costly, divert management's attention, result in the loss of certain of our proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

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



Item 4A.4
Information on the Company
The company has rolled out Sinpass and Sexygreen, two products for which it is looking for additional funding. The current market conditions in general and the DigitalRooster.com stock price in particular make raising capital difficult. Although Sexygreen is a service which can be rolled out with minimal financial support Sinpass does require a significant financial commitment.
The company has been focusing on restructuring to reflect the current conditions. It has reduced the cost basis of operations by an estimated $400,000 per year, which should start to show by the third fiscal quarter (October 1, 2002).
Going forward with reduced cost of operations and increased revenue from Sinpass, Sexygreen and other services the companies' shortfall should be greatly reduced and DigitalRooster.com projects to be at breakeven within 3 to 6 months.


Item 5A.1

Operating Results

Twelve Months Ended March 31, 2002 Compared to the Twelve Months Ended March 31, 2001

For the twelve months ended March 31, 2002 revenue was $ 1,227,878 (782,337) compared to $2,508,122 (1,590,439) for the period ending March 31, 2001. Cost of sales were $ 348,525 (218,306) for the twelve months ended March 31, 2002 representing 28% of revenue for that period, compared to $737,562 (467,699) representing 29% of revenue for the twelve months ended March 31, 2001. The main reason for the decrease in cost of sales is attributable to the decrease in revenue, the company's main focus for the twelve months ended March 31, 2002 was to concentrate on the development and launching of new products to increase their market share in the adult entertainment sector. The buying and selling of traffic was very limited in the twelve months ended March 31, 2002. The Administrative expenses were $ 1,369,681 (857,927) for the twelve months ended March 31, 2002 to $ 1,318,372 (836,000) for the twelve months ended March 31, 2001 representing 53% of revenue. The administrative expenses remained relatively stable for both periods in light of the significant decrease in revenue. Selling expenses were $61,059 (38,246) for the period ended March 31, 2002 representing 5% of total revenue compared to $ 770,512 (488,594) representing 31% for the twelve months ended March 31, 2002. The decrease in selling expenses is attributable to the decrease in traffic sales. Computer expenses were $300,205 (188,039) in the twelve months ended March 31, 2002, representing 25% of revenue in that period, compared to $ 439,071 (278,422) for the twelve months ended March 31, 2001 representing 18% of total revenue for that period.


Computer expenses have decreased; as there has been increased competition for bandwidth there our price has dropped. Goodwill has been amortized on a straight-line basis beginning in the fiscal year March 2000 over an estimated useful life of five years



Six Months Ended September 30, 2001 Compared to Six Months Ended September 30, 2000.

For the six months ended revenues have declined slightly from September 30, 2000, we had total revenue of $1,403,459 (888,828) compared to $1,650,055
(1,094,999) for the period ending September 30, 2000. Cost of Sales were $ 640,865 (405,867) for the six months ended September 30, 2001 representing 46% of revenues for that period, compared to $ 405,090 (268,806) for the six months ended September 30, 2000 representing 25% of revenues for that period. The main reason for the increase in cost of sales is due to the increased price of better quality content that we are supplying to our members. Administrative expenses were $747,850 (473,623) for the six months ended September 30, 2001 representing 53% of total revenues in that period, compared to $ 584,855 (388,092) for the six months ended September 30, 2000 representing 35% of revenues for that period. The increase is due to more professional staff. Selling expenses were $172,616 (109,320) in the six months ended September 30, 2001 representing 12% of total revenues in that period, compared to $485,967 (322,473) representing 29% of revenues for that period. The decrease in selling expense is due to the drop in advertising as the Company's focus to find more effective ways of doing business. Computer expenses were $130,548 (82,678) in the six months ended September 30, 2001 representing 9% of revenues in that period, compared to $155,711 (103,332) for the six months ended September 30, 2000 representing 9% of total revenues for that period. Computer expenses have remained relatively stable with this period. Goodwill has been amortized on a straight-line basis beginning in the fiscal year March 2000 over an estimated useful life of five year.

Twelve Month Fiscal Year Ended March 31, 2001 Compared to Seven Month Fiscal Year Ended March 31, 2000.



For the twelve-month year ended March 31, 2001, we had total revenue of $2,508,122 ($1,590,439), which amounts to an average of $209,011 ($132,537) per month. For the seven-month year ended March 31, 2000 we earned revenues of $1,409,764 ($969,643), which amounts to an average of $201,394 ($138,520) per month. The increase is attributable to an increase in content sales in revenues in fiscal 2001 compared to fiscal 2000. Cost of sales was $737,562 ($467,699) for the twelve months ended March 31, 2001 representing 29% of revenues for that period, compared to $578,265 ($397,734) for the seven months ended in 2000, representing 41% of revenues for that period. The main reason for the decline in cost of sales is attributable due to bandwidth cost and administrative overhead. Administrative expenses were $1,318,371 ($836,000) in fiscal 2001, representing

52% of total revenues in that period, compared to $740,017 ($508,988) in fiscal 2000 representing 23% of total revenues in that period. The increase in administrative expenses of $578,355 ($327,012) in the twelve month fiscal period ended March 31, 2001 from the seven month fiscal period ended March 31, 2000 is attributable to an increase in payroll for professional staff. Selling expenses were $770,512 ($488,594) in the twelve-month fiscal period ended March 31, 2001, representing 31% of total revenues in that period, compared to $245,432 ($168,809) in the seven month fiscal period ended March 31, 2000 representing 17% of total revenues in that period. The increase in selling expenses of $525,080 ($319,785) in the twelve-month fiscal period ended March 31, 2001 from the seven-month fiscal period ended March 31, 2000 is attributable to increased expenditures for advertising and promotion. Computer expenses were $439,071 ($278,422) in the twelve-month fiscal period ended March 31, 2001, representing 17% of total revenues in that period, compared to $221,056 ($152,043) in the seven-month fiscal period ended March 31, 2000. The increase of $218,015 ($126,379) was attributable to additional bandwidth and system development. Amortization of goodwill was $68,239 ($43,271) for the twelve months ended March 31, 2001, compared to $14,217 ($9,780) for the seven months ended March 31, 2000. Goodwill has been amortized on a straight line basis beginning in the fiscal year March 2000 over an estimated useful life of five years.

Seven Months Fiscal Year Ended March 31, 2000 Compared to Twelve month Fiscal Year Ended August 31, 1999

For the seven-month year ended March 31, 2000, we had total revenue of $1,409,764 ($969,643), which amounts to an average of $201,394 ($138,520) per
month.   For the twelve-month year ended August 31, 1999 we earned revenues of
$1,821,413  ($1,273,715), which amounts to an average of $151,784
($106,143) per month. The increase in revenue in our fiscal year ended March 31, 2000 is primarily attributable to increase in sales of traffic to our websites. Cost of sales were $578,265 ($397,734) for the seven months ended March 31, 2000 representing 41% of revenues for that period, compared to $765,944 ($535,625) for the twelve months ended in 1999, representing 42% of revenues for that period. Administrative expenses were $740,017 ($508,988) in fiscal 2000, representing 57% of total revenues in that period, compared to
$781,134 ($546,248)  in fiscal 1999.   The increase in administrative expenses
of $41,117 ($37,260) in the seven-month fiscal period ended March 31, 2000 from the twelve-month fiscal period ended August 31, 1999 is attributable to an increase in payroll for designers and programmers. Selling expenses were $245,432 ($168,809) in the seven-month fiscal period ended March 31, 2000, representing 17% of total revenues in that period, compared to $213,734 ($149,464) in the twelve month fiscal period ended August 31, 1999. The increase in selling expenses of $31,698 ($19,345) in the seven-month fiscal period ended March 31, 2000 from the twelve-month fiscal period ended August 31, 1999 is attributable to increased expenditures for advertising and promotion. Computer expenses were $221,056 ($152,043) in the seven-month fiscal period ended March 31, 2000, representing 16% of total revenues in that period, compared to $196,319 ($137,286) in the seven-month fiscal period ended August 31, 1999. The increase in computer expenses of $24,737 ($14,757) is attributable to additional bandwidth. Amortization of goodwill was $14,217 ($9,778) for the twelve months ended August 31, 1999. There was no goodwill amortization in the twelve-month fiscal period ended August 31, 1998.

Year ended August 31, 1999 Compared to Year ended August 31, 1998

For the 1999 fiscal year, Web Dream had total revenues of $1,209,783, an increase of more than 680% or $1,054,680 above fiscal 1998 revenues of $155,103. Cost of sales was $508,740 compared to $28,000 in 1998, representing 42% of total revenues in 1999 compared to 18% in 1998. Administrative expenses, selling expenses and computer expenses represented approximately 41%, 12% and 11% of 1999 total revenues, respectively, compared to 41%, 13% and 22%,respectively for the fiscal 1998 period. Administrative expenses increased by $427,033 largely due to increased payroll obligations. Selling expenses increased by $122,382 as a result of increased advertising and promotion. Computer and bandwidth costs increased by $95,800 due to the need for additional bandwidth and equipment to support increased sales. Administrative, selling and computer expenses also increased in fiscal 1999 compared to fiscal 1998 because our 1999 fiscal year was 12 months while our 1998 fiscal year was only seven months. Interest expense increased by $9,724, from $1,403 in fiscal 1998 to$11,127 in fiscal 1999, due to the need for short term financing. We charged amortization of $17,862 in fiscal 1999 compared to $4,803 in 1998. We experienced a net loss of $90,304 for fiscal 1999 compared to a net profit of $3,754 for fiscal 1998.


Item 5B

Liquidity and capital resources

Twelve Months ended March 31, 2002

Cash used in operating activities was $633,978 (403,936) for the twelve months ended March 31, 2002, primarily attributable to a net loss of $ 1,035,308 (659,641). Cash provided by financing activities in the twelve months ended March 31, 2002 was $619,507 (388,041) consisting of $64,153 (40,184) increase in advances from shareholders, increase in convertible note of $125,144 (79,735) and an increase in capital stock of $ 195,600 (122,518), offset by decrease in loans payable of $76,522 (47,931).

Cash used in investing activities for the twelve months ended March 31, 2002 was $9,527 (5,967).

Six Months ended September 30, 2001

Cash used in operating activities was $615,552 ($389,203) for the six months ended September 30, 2001, attributable to a net loss of $378,070 ($239,436), an overall decrease in prepaid expense and sundry receivables of $23,807 ($15,078), decrease in accounts payable and accrued liabilities of $73,002 ($46,236), increase in deferred revenue of $48,566 ($30,759).

Cash provided by financing activities in the six months ended September 30, 2001 was $598,971 ($379,336) consisting of $86,364 ($54,699) increase in advances from shareholders, increase in loans payable of $10,139 ($6,422) and an increase in issuance of capital stock of $401,000 ($253,958), increase in convertible note of $101,469 (64,266).

Cash used in investing activities for the six months ended September 30, 2001 was $7,039 ($4,458).

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

We believe that our cash and cash requirements as at March 31, 2002 of $8,793 ($5,508) together with funds raised in recent financing activities and funds excepted to be generated from operations and new projects, will be sufficient to meet our cash requirements through March 31, 2003. There can be no assurance that we will not require additional financing prior to that time.


Twelve Months ended March 31, 2002 Compared to Twelve Months ended March 31,
2001

Cash used in operating activities was $633,978 (403,936) for the twelve months ended March 31, 2002, primarily attributable to a net loss of $ 1,035,308 (659,641). For the same period in 2001 cash used in operating activities was $ 472,170 (315,390), attributable to a net loss of $ 889,056 (593,852). Cash provided by financing activities in the twelve months ended March 31, 2002 was $619,507 (388,041) consisting of $64,153 (40,184) increase in advances from shareholders, increase in convertible note of $125,144 (79,735) and an increase in capital stock of $ 195,600 (122,518), offset by decrease in loans payable of $76,522 (47,931). For the twelve months ended March 31, 2001 cash provided by financing activities were $517,497 (345,666) consisting of $ 76,561 (51,140) increase in loans payable, offset by a decrease in capital stock of $407,931 (272,481).

Cash used in investing activities for the twelve months ended March 31, 2002 was $9,527 (5,967), compared to $46,639 (31,153) for the same period ended March 31, 2001.


Seven Months ended March 31, 2000 Compared to the Twelve Months ended August 31, 1999

Cash used in operating activities was $355,456 ($244,484) for the seven months ended March 31, 2000,primarily attributable to a net loss of $433,692 ($298,296) and an increase in accounts receivable of $60,415 ($41,554) partially offset by an increase in accounts payable of $75,921 ($52,219) and an increase in deferred revenue of $46,674 ($32,103). Cash generated from operating activities for the same period in 1999 was $105,077 ($73,480) primarily attributable to net loss of $135,718 ($94,908), partially offset by an increase in accounts receivable of $53,171 ($37,183) and an increase in accounts payable of $57,174 ($39,325).
Cash provided by financing activities for the seven months ended March 31, 2000 totaled $499,469 ($343,537) consisting of $632,931 ($435,333) in net proceeds from the issuance of common shares pursuant to a private placement, an advance of $230,395 ($158,467) to Jazz Monkey Media Inc. at March 31, 2000. It was repaid in full by December 31, 2000. Cash used in financing activities in the twelve month period ended August 31, 1999 was $193,826 ($135,543) representing an advance of $38,638 ($27,020) to shareholders and an issuance of capital stock of $150,000 ($104,895).

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


Cash provided by financing activities in the twelve months ended March 31, 2001 was $344,855 ($517,497) consisting of $8,325 ($9,271) decrease in advances to shareholders, increase in loans payable of $ 48,549 (76,561), decrease in advances from Jazz Monkey Media of $154,897 ($225,207), issue of capital stock in the amount of $225,000 ($149,734).


Item 6 A & C.  Directors, Senior Management and Employees

Each of the three directors was re-elected at the Corporation' s Annual a General Meeting of Shareholders held on November 23, 2001. They will hold office until the next Annual General Meeting or until there successors are elected. We do not maintain insurance for the benefit of our directors and officers against liabilities incurred by them in their capacity as directors or officers. We do not maintain key man life insurance. There is no family relationship between or among any of our directors and executive officers. None of our directors has a contract with us providing for benefits upon termination of his position as a director.

The following discusses the business experience, history and functions of our directors and senior officers.

Sean HusVar, 32, has been a director since December 1999. He is an independent Director and a member of our Corporate Governance Committee. Mr. HusVar is currently the CEO of TagFX a digital printing and marketing solutions company. Mr. HusVar is a co-founder of Chek, Inc. now CKMP, Inc., a provider of business and consumer e-mail outsourcing solutions. From 1995 until 2000 he was Chairman and CEO of EdgeNEt, Inc. a web design and hosting firm that was acquired by Choice One Communications (Nasdaq: CWON) in January of 2000.

Wayne Doss, 48, is an independent management consultant, formerly President & Chief Executive Officer of Keller Ladders, Inc. and Biltbest of California, Inc. (formerly Keller Industries, Inc.) from 1993 to December 31, 1999.


John A. van Arem, 44, became the President, Director and Chairman of the Board of the Corporation in December 1999. He has been the President of Web Dream, Inc. since February 1998. Mr. van Arem is responsible for overall management of the Corporation and its subsidiaries. From 1992 to the present, Mr. van Arem has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. From 1986 to 1992, Mr. van Arem owned and operated a successful framing contracting company in Ontario, Canada. Mr. van Arem also has an ownership interest in and operates a private company, Jazz Monkey Media Inc. that provides web-marketing solutions for clients.

     Anthony Korculanic, 35, is our Operations Manager, responsible for public and investor relations, office management and human resources. From January to May 2000, he was our Executive Vice President and Secretary. While Mr. Korculanic is no longer an executive officer, he is a key person. Mr. Korculanic received an architectural diploma in 1988 and served as CAD Manager for Brisbin Brook Beynon Architects from 1988 to 1992. From 1992 to the present, Mr. Korculanic has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. Mr. Korculanic also has an ownership interest in and operates a private company, Jazz Monkey Media Inc. that provides Web-marketing solutions for clients. On July 9, 1999 Mr. Korculanic pleaded guilty under a plea agreement dated January 7, 1999 to one count of carrying lottery materials in inter state or foreign commerce contrary to 18 U.S.C. Sec.Sec.1301 and 2. The offense was committed by affiliation as Sales
Manager at Intertel Marketing on March 9, 1995. The court ordered three years probation and imposed a fine in the amount of U.S. $30,000. No jail or prison sentence was imposed.


Our Corporate Governance Committee performs an independent supervisory rollover the management of the Corporation in accordance with its statutory obligations and the role of an audit committee. We have no other committees of the board of directors. Our Corporate Governance Policy requires that 2/3 of our Directors be independent of management and free of any business or other relationship that could materially interfere with the independent discharge of their duties. The Directors and management are responsible for considering new appointees for recommendation to the shareholders. The Board is charged with managing our affairs with delegation of day-to-day activities to our President. The Board is responsible for overseeing approval of our financial statements, business plans, major capital expenditures, raising capital and other major financial activities, executive hiring, compensation, assessment and succession, granting of stock options, decisions to devote resources to new lines of business, organizational restructurings, acquisitions and divestitures. All directors are required to declare their interests in transactions or matters affecting the Corporation and refrain from voting with respect to such matters.


6B.     COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Our directors do not receive any cash compensation from the Corporation for acting as directors. They receive stock options periodically as determined by the board and senior management, but there is no formal policy regarding such grants. All such grants are subject to the terms of our stock option plan, discussed under "Employees" below. In February 2000, Sean Husvar, was granted an option to purchase 100,000 of our common shares at the exercise price of CDN$0.25. 50% of these options vest and were exercisable after February 18, 2001 and the remaining 50% vest and were exercisable after February 18, 2002. The options expire on February 18, 2003.

     The following table and notes show the compensation paid by us to John Alexander van Arem and to Anthony Korculanic for the last fiscal year.

Name         Year  Salary      Other      Long-Term Compensation
                               Annual     Stock Option Grants
                               Compen     No. of       Exercise   Vesting  period  Expiry Date
                               sation     Common       Price
                                          Shares       (CDN$)
                                          for which
                                          option
                                          granted
-----------  ----  ----------  ---------  ----------  ---------  ---------------  -----------
John A.      2002  $110,000(1) $10,800(2)  240,000    $0.25      50% Feb. 18/01   Feb. 18/03
van Arem                                                         50% Feb. 18/02

Anthony      2002  $ 93,600(3)  $7,200(4)  200,000    $0.25      50% Feb. 18/01;  Feb. 18/03
Korculanic                                                       50% Feb. 18/02


     (1) Mr. van Arem also received in fiscal year 2001 a payment of $20,500 relating to compensation deferred in our fiscal year ended March 31,2000. In our fiscal year 2002, Mr. van Arem's total salary for twelve months was $110,000, of which $88,400 was paid to him. Payment of the remaining amount of $21,600 was deferred due to a management decision to forgo compensation for the benefit of the Corporation. This deferred amount was included as a shareholder loan on our balance sheet for the year ended March 31, 2002. This loan was repaid without interest in June 2002.
(2) Represents a monthly car allowance of $900.
(3) Mr. Korculanic also received in fiscal year 2001 a payment of $22,087 relating to compensation deferred in our fiscal year ended March 31,2000. In our fiscal year 2002, Mr. Korculanic's total salary for twelve months was $93,600, of which $75,600 was paid to him. Payment of the remaining amount of $18,000 was deferred due to a management decision to forgo compensation for the benefit of the Corporation. This deferred amount was included as a shareholder loan on our balance sheet for the year ended March 31, 2002. This loan was repaid without interest in June 2002.
(4) Represents a monthly car allowance of $600.

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


6E.     SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table shows the share ownership of Directors and Senior Management as of August 31, 2002.


NAME                           NUMBER OF SHARES           PERCENTAGE OF
                                     OWNED               OUTSTANDING SHARES
John A. van Arem               8,347,000 (1)(2)                          16%

Anthony  Korculanic            7,227,000 (1)(3)                          14%

Sean  Husvar                   50,000(4)                               .001%

     (1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".
     (2) The number of shares owned includes 120,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 120,000 options vest and were exercisable after February 18, 2002 at the price of CDN$0.25. These 240,000 options were granted on February 18, 2000 and expire on February 18, 2003.
     (3) The number of shares owned includes 100,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 100,000 options vest and were exercisable after February 18, 2002 at the price of CDN$0.25. These 200,000 options were granted on February 18, 2000 and expire on February 18, 2003

     (4) The number of shares owned includes 50,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 50,000 options to purchase common shares at the price of CDN$0.25 vest and were exercisable after February 18, 2002. These 100,000 options were granted on February 18, 2000 and expire on February 18, 2003
     (5) The number of shares owned includes 50,000 options to purchase common shares at the price of CDN$0.25 that are immediately exercisable. An additional 50,000 options to purchase common shares at the price of CDN$0.25 vest and were exercisable after February 18, 2002. These 100,000 options were granted on February 18, 2000 and expire on February 18, 2003

6D.     EMPLOYEES

As of August 31, 2002, we had 10 full-time employees, 1 part-time employee including senior management, compared to 14 at December 14, 2001. This reduction is attributable to management's decision to reduce overhead. All of our full-time employees are located in Toronto and occupy management or
administrative positions.    None of our employees are covered by a collective
bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for technical personnel required in our business in particular is often intense, and there can be no assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

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


ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are a publicly owned Canadian corporation. Another corporation, or any government does not control us directly or indirectly.

7A.     MAJOR SHAREHOLDERS

     The following table shows the ownership of our common shares as of September 6, 2002 of each person known to us to be the beneficial owner of more than 5% of our outstanding common shares.

NAME                          NUMBER OF SHARES          PERCENTAGE OF
                                   OWNED                 OUTSTANDING
                                                            SHARES
John A. van Arem               8,347,000(1)(2)                16%

Anthony  Korculanic            7,227,000(1)(3)                14%

     (1) These shares do not carry any voting or other rights that are different from the rights attaching to our common shares, which are summarized in Item 9 "The Listing".
     (2) The number of shares owned includes 120,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 120,000 options vest and were exercisable after February 18, 2002 at the price of CDN$0.25. These 240,000 options were granted on February 18, 2000 and expire on February 18, 2003.
     (3) The number of shares owned includes 100,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 100,000 options vest and were exercisable after February 18, 2002 at the price of CDN$0.25. These 200,000 options were granted on February 18, 2000 and expire on February 18, 2003.



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


     We owed Mr. van Arem and Mr. Korculanic an aggregate of $109,725 at March 31, 2002. This amount has increased from $ 36,300 as of March 30, 2001 and this amount is unsecured, bears no interest and has no fixed term of repayment. (See note 9 to our financial statements beginning at page F-1 of this registration statement.)

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


ITEM 8.     FINANCIAL INFORMATION

8A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The financial statements required herein are set forth beginning on page F-1 of this registration statement.

DIVIDEND POLICY

     We did not pay any cash or other dividends on our common shares in the last fiscal period and the Board of Directors does not contemplate doing so in the foreseeable future. We believe that it is in the best interests of the Corporation and its shareholders to retain all earnings to fund operations and growth.

LEGAL PROCEEDINGS

     There is currently one material claims pending against us. If we lose either of these suits or enter into settlements requiring us to pay cash, our liquidity and financial position could be adversely affected over the short term.

     In October 1997, the Company's wholly owned subsidiary, Pizay Investments Inc. ("Pizay") entered into an agreement with ProAm Explorations Corporation ("ProAm") under which ProAm granted to Pizay an exclusive option to acquire an undivided 10% interest in certain property. The consideration to earn this 10% interest included a non-interest bearing demand note payable in the amount of CDN$90,000. This agreement was terminated in 1999. ProAm Explorations Corporation in the Supreme Court of British Columbia, Court File No, has named us as a defendant in a lawsuit, C992400, Vancouver Registry. This lawsuit claims damages in the amount of CDN$90,000 plus interest and costs for non-payment of the outstanding demand note. ProAm bases the claim against us on an alleged verbal guarantee of the note payable by ProAm. We have filed a statement of defense denying the allegations in the claim. The outcome cannot be determined at this time but management believes that the results will not have a material adverse effect on our business.



8B.     SIGNIFICANT CHANGES

Since the close of our year ended March 31, 2002, we have raised $208,350 U.S. in capital through financing activities. See Item 10 "Additional Information, Recent Sales of the Corporation's Securities".

ITEM 9.     THE LISTING

COMMON SHARES

     Each of our Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by our Board of Directors and is entitled upon liquidation, dissolution or winding-up to a pro rata share of the assets distributable to holders of common shares. Our common shares carry no conversion or pre-emptive rights. We have no other classes of shares. Pursuant to section 23 (1) of the Business Corporations Act (R.S.O. 1990, c. B. 16), which is our governing corporate legislation, our articles allow us to issue an unlimited number of common shares at such time and to such persons and for such consideration as the directors may determine. However, in certain circumstances the Ontario Securities Act and the rules and policies of the Ontario Securities Commission may require that we obtain shareholder approval to issue shares


At our 2001 Annual Special Meeting of Shareholders, the shareholders passed a resolution authorizing our directors to cause us to issue up to 30,000,000 common shares or 30,000,000 units consisting of one common share and one warrant through one or more private placement financing transactions. Any such transactions must be entered into before September 2002 at the market price at the time of the transaction less any discounts as approved by our directors. Any other financing activities that are proposed and require shareholder approval will be put forth to the shareholders in accordance with applicant legislative or regulatory requirements. We are only authorized to enter into such a private placement if funds are required to continue or expand or activities and the subscription price is reasonable in the circumstances. This resolution was obtained to obviate any need for shareholder approvals of a private placement that may be required by a securities regulatory authority and thereby reduce the time required to complete a financing. Any financing that is not in accordance with the terms of the shareholder's resolution may require shareholder approval pursuant to the rules and policies of the Ontario Securities Commission.

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


On April 5, 2002 the Corporation was cleared for trading on the NASD OTC BB under the symbol DGROF. We were cleared to submit a quote for $0.10 Bid to $ 0.30.

Item 10B


MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporation:     Originally a federally incorporated company, we were
continued Incorporation: Originally a federally incorporated company, we were continued as an Ontario corporation under the Business Corporations Act (Ontario) by Articles of Continuance dated October 30, 1998. We filed Articles of Amalgamation under the name Storimin Resources Limited on April 1, 1999,Ontario Corporation number 1348061. By Articles of Amendment filed January 19,2000, we changed our name from Storimin Resources Limited to Digital
Rooster.com Inc Our Ontario corporation number is 1348061.   The Articles of
Amalgamation provide in section 6 that there are no restrictions on the business that we may carry on or on the powers that we may exercise. These provisions of our Articles of Amalgamation have not been amended or revoked.

     Bylaws: Our bylaws explain the way our corporate affairs are to be conducted. A copy of our bylaws is attached as Exhibit 2.1 to this registration statement. As provided for in the legislation that governs us, a bylaw can be made, amended or repealed at any time by our directors. If the directors make, amend or repeal a bylaw, the bylaw, amendment or repeal must be submitted to our shareholders at the next shareholder meeting. Our shareholders may confirm, reject or amend the bylaw, amendment or repeal. (R.S.O. 1990, c. B.16, s.
116(2)).   A shareholder may propose to make, amend or repeal a bylaw.  Such a proposal must be submitted to our shareholders for adoption at the next shareholder meeting.

     Borrowing powers: Our borrowing powers are authorized by section 2.05 and section 3.01 of our bylaws. The financial institutions with which our banking business is to be conducted are to be determined by our board of directors orany committee or person designated by our board of directors to make such
determination  (section 2.05).   Our board of directors, or any committee or
person designated by our board of directors, is authorized to borrow money, issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness on our behalf. Our board of directors, or any committee or person designated by our board of directors, is also authorized to secure or guarantee on our behalf the performance of any present or future indebtedness, liability or obligation of any person. The board of directors is authorized to exercise the borrowing powers described above without obtaining authorization from our shareholders.

     Director's Appointment and Quorum: A quorum for the transaction of business at any meeting of the board of directors is set in section 4.01 of our bylaws to be at least a majority of the directors. The board of directors can determine that a quorum shall be more than a majority. Our directors are not required to hold any of our common shares. Section 404 of our bylaws provides that our shareholders may by resolution passed at a meeting specially called for such purpose remove any director from office and fill the vacancy created by such removal.

     Director's Conflicts: Section 4.18 of our bylaws governs conflicts of interest involving our directors. That section provides that a director or officer who is a party to, or who is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation, shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (Ontario). The relevant provisions of that Act as of the date of this registration statement provide that a director or officer of a corporation who
(a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his other interest. (R.S.O. 1990, c. B.16, s. 132 (1).) Any such contract or proposed contract may be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.
Section 4.19 of our bylaws provides that subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services and reimbursed for expenses properly incurred as the board may from time to time determine. Directors are not precluded from serving us in any other capacity and receiving remuneration therefore

     Director's Indemnity: Section 7 of our bylaws set forth certain protections for our directors and officers. Section 7.01 provides that no director or officer shall be held liable for any losses or liabilities provided that in exercising his powers and discharging his duties he acts honestly and in good faith with a view to our best interests and exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. These provisions of our bylaws do not relieve any director or officer from the duty to act in accordance with the Act and the regulations there under or from liability for breach of such laws.

     Shareholder's Meetings: Our board of directors, our chairman of the board or our president are responsible for setting the date and place for the annual general meeting of shareholders, which by law must be held no later than fifteen months after the last annual meeting. The purpose of the annual meeting is to consider our financial statements and reports, elect directors, appoint an
auditor and transact any other business (section 8.01).   Section 8.02 of our
bylaws provides that our board, our chairman of the board, or our president has the power to call a special meeting of shareholders at any time.

     Section 8.04 of our bylaws specifies the requirements for calling a shareholder meeting. That section requires that notice of the time and place of each meeting of shareholders shall be given not less than 21 nor more than 50days before the date of the meeting to each director, to our auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors, and reappointment of the incumbent auditor must state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.


We are required by section 8.05 of our bylaws to prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed, the shareholders listed are those registered at the close of business on the record date. If no record date is fixed, the shareholders listed are those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list is to be made available for examination by any shareholder during usual business hours at our registered office or at the place where our central securities register is maintained and at the meeting. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting will be deemed to be a list of shareholders.

     Section 8.06 of our bylaws sets out the requirements for setting a record
date.   Our directors are not required to set a record date, but if they do, the record date must not precede the date of the shareholder's meeting by more than 50daysory less than 21 days. If our board does not fix a record date, the record date for the determination of the shareholders entitled to receive notice of a meeting shall be at the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day of which the meeting is held.

     A shareholder meeting may be held without notice if the requirements setouts in section 8.07 of our bylaws are met. These are requirements that must be met are: (a) all the shareholders entitled to vote at the meeting are presenting person or represented, or if those not present or represented waive notice have Or otherwise consent to the meeting, and (b) our auditors are present or waive Notice have or otherwise consent to the meeting. The meeting can only proceed without notice having been given if the shareholders, auditors or directors Present are not attending for the express purpose of objecting to the Transaction of any business on the grounds that the meeting is not lawfully called.

Section 8.10 of our bylaws states that the quorum required in order to conduct business at a shareholder's meeting two individuals present in person, each of whom is a shareholder or proxy holder entitled to vote at the meeting.
Section 8.11 of our bylaws provides that every person named in the shareholder list is entitled to vote the number of shares shown on the list opposite their name. Every question to be decided at a shareholders meeting shall, unless otherwise required by law, be determined by a majority of the votes cast on the question (section 8.15).
Section 8.12 of our bylaws governs the rights of a shareholder to appoint a proxy holder or representative to attend a shareholder meeting and vote at that meeting on the shareholder's behalf. A proxy must be in writing and signed by the shareholder or his or her attorney. Where a shareholder is a corporation or association, it may authorize an individual to represent it at a shareholder meeting. The authority of such an individual must be given by a resolution of the corporation or shareholder and deposited with us.

     Section 8.18 of our bylaws allows the chairman at a shareholders meeting to adjourn the meeting provided that the shareholders consent to the adjournment. If a shareholder meeting is adjourned for less than 30 days, notice of the adjourned meeting does not have to be given. If a shareholder meeting is adjourned by one or more adjournments for a total of 30 days or more, then notice of the adjourned meeting must be given as required for an original meeting.


Item 10D

EXCHANGE CONTROLS

     The federal Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian Business (as defined in the ICA). Such an acquisition is either modifiable or review able depending on its structure and the value of the assets of the Canadian business being acquired. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO Investor (as defined in the ICA) where:

(i) In the case of a direct acquisition of control of a Canadian entity (i.e., through a share purchase), the assets of the entity carrying on the Canadian Business and of all other entities in Canada, the control of which is acquired exceeds CDN $209 million (this threshold is adjusted annually for inflation and growth in Canada's domestic product); or (ii) in the case of a direct acquisition of assets of a Canadian Business (i.e., through an asset acquisition) the value of the assets used in carrying on the Canadian business exceeds CDN $209 million. Where an investor is not a WTO Investor, review is required where: (i) in the case of a direct acquisition of control of a Canadian Business, the value of the assets of the business and all other entities being acquired is CDN $5 million or more; or (ii) in the case of an indirect acquisition of control of a Canadian Business, where the Canadian Business has assets of CDN $50 million or more in value; or
     (iii) in the case of an acquisition of assets of a Canadian Business, the assets represents more than50% of the assets of the original group and the value of the acquired assets exceeds CDN $5 million.

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

     This summary is not exhaustive of all possible income tax consequences. It's not intended as legal or tax advice to any particular holder of common shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Dividends

     In the case of any dividends paid to non-residents, we withhold the Canadian tax and pay only the net amount to the shareholder. The rate of withholding tax is generally 25% but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).


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

A common share of the Corporation will be taxable Canadian property to anon-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom then on-resident holder did not deal at arm's length, or the non-resident holder together with persons with whom the holder did not deal at arm's length owned25% or more of the issued shares of any class or series of the Corporation. In addition, a common share will be taxable Canadian property if the shares are not listed on a prescribed stock exchange.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion that encompasses all of the material United States Federal income tax consequences, under the law, generally applicable to a U.S.Holder (as defined below) of our common shares. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Corporation is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation should consult their own tax advisors about the federal, state; local and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S.  Holders

     As used herein, a ("U.S. Holder") includes a holder of our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source and a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was inexistence on August 20, 1996 and has elected to continue to be treated as a United States person, and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.

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

     In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as passive income", "high withholding tax interest", "financial services income"," shipping income", and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder's expected economic profit, after non-US taxes, is insubstantial.

     The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition of our Common Shares of the Corporation

     A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder's tax basis in our common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period preceding the date on which the loss was recognized. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000;any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S.Holders that are corporations (other than corporations subject to Subchapter of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

Other Considerations

     In the following two circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares. Based on (a) the number of shareholders of our common shares and (b) the majority ownership of our shares by Canadian residents, we do not believe that it is either a" Foreign Personal Holding Corporation" or a "Controlled Foreign Corporation."

10H.     INSPECTION OF DOCUMENTS

     Documents referred to in this registration statement may be inspected at our executive offices at 366 Bay Street, 12th floor, Toronto, Ontario, M5H 4B2,during normal business hours.




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

Part III

Item 17.  FINANCIAL STATEMENTS

Audited Financial Statements
                                                                        Page
Digital Rooster.com Inc.
For the year ended March 31, 2002 and 2001
Auditors' Report                                                         F1

Financial Statements and Notes                                         F2 - F15

                                AUDITORS' REPORT

To the Directors of
Digital Rooster.com Inc.

We have audited the consolidated balance sheet of Digital Rooster.com Inc. as at March 31, 2002 and 2001 and the consolidated statement of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2002 and 2001 and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Toronto, Ontario                              /S/ MINTZ & PARTNERS LLP
August 13, 2002                                  CHARTERED ACCOUNTANTS


CANADA - U.S. REPORTING DIFFERENCES



(a) Going Concern Basis of Presentation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financials statements are effected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

(b) Comments by Auditor


Our report to the directors dated August 13, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


Toronto, Ontario.
August 13, 2002
                                   /S/ MINTZ & PARTNERS LLP
                                   CHARTERED ACCOUNTANTS

                                  A S S E T S
                                  -----------
CURRENT

  Cash                                                          $     8,793   $    32,791
  Accounts receivable                                               113,570        54,198
  Prepaids and sundry receivables                                    16,904        58,517
                                                                ------------  ------------

                                                                    139,267       145,506

CAPITAL ASSETS (Note 4)                                             135,304       184,876

GOODWILL (Note 5)                                                   190,501       258,739
                                                                ------------  ------------

                                                                $   465,072   $   589,121
                                                                ============  ============

                              L I A B I L I T I E S
                              ---------------------

CURRENT
  Accounts payable and accrued liabilities                      $   607,996   $   471,251
  Income taxes payable                                                2,415         2,415
  Deferred Revenue                                                  170,967        15,961
  Convertible Notes payable (Note 6)                                125,144             -
  Loans payable (Note 7)                                             76,900        76,561
                                                                ------------  ------------
                                                                    983,422       566,188

NOTE PAYABLE (Note 8)                                                90,000        90,000

DUE TO SHAREHOLDERS (Note 9)                                        109,725        36,300
                                                                ------------  ------------

                                                                  1,183,147       692,488

                      S H A R E H O L D E R S' DEFICIENCY
                      -----------------------------------

CAPITAL STOCK (Note 10)                                           1,770,726     1,350,126

DEFICIT                                                          (2,488,801)   (1,453,493)
                                                                ------------  ------------

                                                                   (718,075)     (103,367)
                                                                ------------  ------------

                                                                $   465,072   $   589,121
                                                                ============  ============



APPROVED ON BEHALF OF THE BOARD


________________________________



DEFICIT - beginning of year, as previously reported (Note 2)    $(1,453,493)  $  (485,555)

RESTATEMENT OF PRIOR YEAR                                                 -       (78,882)
                                                                ------------  ------------

DEFICIT - beginning of year (Note 2)                            $(1,453,493)  $  (564,437)

Net loss                                                         (1,035,308)     (889,056)
                                                                ------------  ------------

DEFICIT - End of year                                           $(2,488,801)  $(1,453,493)
                                                                ============  ============


REVENUES (Note 11)                                              $ 1,227,878   $ 2,508,122

COST OF SALES                                                       348,525       737,562
                                                                ------------  ------------

GROSS PROFIT                                                        879,353     1,770,560
                                                                ------------  ------------


EXPENSES

  Administrative                                                  1,369,681     1,318,372
  Selling                                                            61,059       770,512
  Computer                                                          300,205       439,071
  Interest                                                           56,378        11,755
  Amortization of capital assets                                     59,099        51,667
  Amortization of goodwill                                           68,239        68,239
                                                                ------------  ------------

                                                                  1,914,661     2,659,616
                                                                ------------  ------------

NET LOSS                                                        $(1,035,308)  $  (889,056)
                                                                ============  ============


LOSS PER SHARE (Note 15)

  Basic                                                         $     (0.03)  $     (0.03)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES                                                           34,062,373    30,958,948




CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                                      $(1,035,308)  $  (889,056)
  Adjustment for non-cash items:
  Amortization of capital assets                                     59,099        51,667
  Amortization of goodwill                                           68,239        68,239
                                                                ------------  ------------

                                                                   (907,970)     (769,150)

  Changes in non-cash balances related to operations (Note 16)      273,992       296,980
                                                                ------------  ------------

CASH FLOWS USED IN OPERATING ACTIVITIES                            (633,978)     (472,170)
                                                                ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of capital assets                                         (9,527)     (111,245)
                                                                ------------  ------------

CASH FLOWS USED IN INVESTING ACTIVITIES                              (9,527)     (111,245)
                                                                ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Advances from (to) shareholders                                    73,424        (9,271)
  Convertible notes payable                                         125,144             -
  Increase in loans payable                                             339        76,561
  Advances from Jazz Monkey Media Inc.                                    -       225,207
  Issuance of capital stock                                         420,600       225,000
                                                                ------------  ------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                         619,507       517,497
                                                                ------------  ------------


DECREASE IN CASH                                                    (23,998)      (65,918)

CASH - Beginning of year                                             32,791        98,709
                                                                ------------  ------------

CASH - End of year                                              $     8,793   $    32,791
                                                                ============  ============

1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

Digital Rooster.com Inc and its wholly owned subsidiaries Web Dream Inc. and Bill Media Inc. ("the Group") derive their revenues from the license of video content, monthly subscriptions to the website content and advertisements displayed on its website and sale of customized software.

GOING CONCERN BASIS OF PRESENTATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at March 31, 2002, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.

RESTATEMENT OF 2000 DEFICIT

Change in accounting policy

During 2001, the company changed the revenue recognition policy retroactively.

The company adopted a revenue recognition policy, which is in accordance with American Institute of Certified Public Accountant's Statement of Position 97 - 2 (SOP 97 - 2) and as commented in Staff Accounting Bulletin 101 issued by the United States Securities and Exchange Commission (SAB 101). Accordingly, monthly subscription fees to the company's website are recognized as the services are provided and revenue from wholesale customers is recognized as the services are provided under the terms of the contract. As a result, revenue and accounts receivable in the audited financial statements for the year ended March 31, 2000 have been decreased by $46,675.

Correction of an error

In 2001, an error was discovered whereby accounts payable of $32,207 were excluded from the previously issued and audited prior year financial statements. To correct the error, computer expenses increased by $32,207 and accounts payable were increased by $32,207 for the year ended March 31, 2000.

As a result of these changes, applied retroactively, the previously recorded deficit as at March 31, 2000 was increased by $ 78,882. Accordingly, the opening deficit in fiscal 2001 was increased by $ 78,882 from $485,565 to $ 564,437.

3.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 20.

Use of estimates

The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2002 and March 31, 2001 and the revenue and expenses reported for the years then ended. Actual results may differ from those estimates.


Revenue recognition

Revenue from monthly subscriptions to the website is deferred upon receipt of payment and is recognized as revenue as the services are provided.

Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil.

3.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

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

Goodwill

Goodwill, until the end of fiscal 2002, is being amortized on a straight-line basis over its estimated useful life of 5 years.

Effective with the commencement of the fiscal year beginning April 1, 2002, the Company will, as directed by Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants, cease recording amortization charges in respect of acquisition goodwill and will evaluate, on an annual basis, whether the carrying value of such goodwill is impaired. If impairment exists, a charge of such impairment will be recorded. During fiscal 2003, an initial review of impairment will be performed. If impairment is found to exist, an appropriate adjustment will be made to the deficit at April 1, 2002 accordingly.

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

Foreign currency translation

The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period.

Costs of raising capital

Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.


4.   CAPITAL ASSETS

                                        As  At  March  31,  2002
                                        ------------------------
                                              Accumulated   Net Carrying
                                  Cost       Amortization      Amount
                              -------------  -------------  -------------

     Furniture and equipment  $      55,183  $      17,589  $      37,594

     Leasehold improvements           8,141          5,150          2,991

     Computer hardware              225,482        131,871         93,611

     Computer software               20,958         19,850          1,108
                              -------------  -------------  -------------

                              $     309,764  $     174,460  $     135,304
                              =============  =============  =============


                                        As  At  March  31,  2001
                                        ------------------------
                                              Accumulated   Net Carrying
                                  Cost       Amortization      Amount
                              -------------  -------------  -------------

     Furniture and equipment  $      54,303  $       8,300  $      46,003

     Leasehold improvements           8,141          3,522          4,619

     Computer hardware              219,052         93,130        125,922

     Computer software               18,741         10,409          8,332
                              -------------  -------------  -------------

                              $     300,237  $     115,361  $     184,876
                              =============  =============  =============

5.   GOODWILL

                                        As  At  March  31,  2002
                                        ------------------------
                                              Accumulated   Net Carrying
                                  Cost       Amortization      Amount
                              -------------  -------------  -------------

     Goodwill                 $     341,195  $     150,694  $     190,501
                              =============  =============  =============

                                        As  At  March  31,  2001
                                        ------------------------
                                              Accumulated   Net Carrying
                                  Cost       Amortization      Amount
                              -------------  -------------  -------------

     Goodwill                 $     341,195  $      82,456  $     258,739
                              =============  =============  =============


6.   CONVERTIBLE NOTES PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the lenders, at a conversion rate of US $0.25 per common stock for a total of approximately 320,000 common shares.

7.   LOANS PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.


8.   NOTE PAYABLE

The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 will be litigated at a trial in July, 2003.

9.   DUE TO SHAREHOLDERS

Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2003.



10.  CAPITAL STOCK

     i) Authorized

     Unlimited number of Common shares

     Issued - Common shares                Number      Amount

     Balance as at April 1, 2000         30,580,866  $1,125,126

     Issued for cash                      2,250,000     225,000
                                        -----------  ----------

     Balance as at March 31, 2001        32,830,866   1,350,126

     Issued for cash                      3,505,000     420,600
                                        -----------  ----------

     Balance as at March 31, 2002       $36,335,866  $1.770.726
                                        ===========  ==========


     ii)     Stock  Options

The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity:

                                          Wt. Avg.               Wt. Avg.
                                          Exercise    Options    Exercise
                                Number      Price    Exercisable   Price
                              ----------  ---------  ------------  ------

     Balance, April 1, 2000   1,591,000   $    0.25    1,591,000   $ 0.25
                                          ---------                ------
     Cancelled                  (77,500)          -      (77,500)    0.25
     Granted                    232,500           -      232,500     0.25
     Exercised                        -           -            -        -
                              ----------  ---------  ------------  ------
     Balance, March 31, 2001  1,746,000   $    0.25    1,746,000   $ 0.25

     Cancelled                 (429,000)          -     (429,000)    0.25
     Granted                    623,500           -      623,500     0.25
     Exercised                        -           -            -        -
                              ----------  ---------  ------------  ------
     Balance, March 31, 2002  1,940,500   $    0.25    1,940,500   $ 0.25
                              ==========  =========  ============  ======


10.  CAPITAL STOCK - Continued

     Options outstanding and exercisable at March 31, 2002 are as follows:

            Outstanding                                            Exercisable
            -----------                                            -----------
                                                                              Wt. Avg.
                            Expiry       Remaining     Wt.  Avg.              Exercise
   Price      Number         Date          Life     Exercise Price   Number    Price
-----------  ---------  ---------------  ---------  --------------  ---------  ------
      0.25   1,271,000  February, 2003           1            0.25  1,271,000  $ 0.25
      0.25      30,000  September, 2010          8            0.25     30,000    0.25
      0.25     120,000  December, 2010           8            0.25    120,000    0.25
      0.25      30,000  February, 2011           9            0.25     30,000    0.25
      0.25      30,000  May, 2011                9            0.25     30,000    0.25
      0.25      40,000  August, 2011             9            0.25     40,000    0.25
      0.25      10,000  November, 2011           9            0.25     10,000    0.25
      0.25     409,500  December, 2011           9            0.25    409,500    0.25

             1,940,500                                              1,940,500
             =========                                              =========

11.  REVENUE  -  BARTER  TRANSACTION

     The Company entered into barter transactions with a notional value of $ 923,358 during the year ended March 31, 2002 (Nil for March 31, 2001). As the fair value of the barter transactions was not determinable, the barter transactions have not been reflected in these financial statements.

12.  CONTINGENT  LIABILITY

     In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.


13.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on June 30, 2004.

     Future minimum payments for its operating leases as at March 31, 2002 are approximately as follows:

              2003              $    84,000
              2004              $    82,000
              2005              $    18,000

14.  INCOME TAXES

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $2,650,000 to be applied against future taxable income. The losses expire as follows:

              2005     $       80,000
              2006            133,000
              2007            614,000
              2008            771,000
              2009          1,052,000
                        -------------
                        $   2,650,000
                        =============

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                        March 31,     March 31,
                                                           2002         2001
                                                       ------------  -----------

     Future income tax asset - Losses carried forward  $ 1,113,000   $  703,000
     Valuation allowance                                (1,113,000)    (703,000)
                                                       ------------  -----------
     Net future income tax asset                       $         -   $        -
                                                       ============  ===========

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.

15.  LOSS PER SHARE

     Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis as the effect would be antidilutive.

16.  CHANGES IN NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

Changes in non-cash operating items:

                                                             March 31,    March 31,
                                                               2002         2001
     (Increase) decrease in accounts receivable             $  (59,371)  $   69,286
     Decrease (increase) in prepaid and sundry receivables      41,612      (40,929)
     Increase (decrease) in deferred revenue                    99,794      (30,714)
     Increase in accounts payable and accrued liabilities      191,957      299,337
                                                            -----------  -----------

                                                            $  273,992   $  296,980
                                                            ===========  ===========

     Interest paid                                          $   56,378   $   11,755
                                                            ===========  ===========

17.  FAIR VALUE OF FINANCIAL STATEMENTS


The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

(i)  Accounts receivable

     The carrying amount is equal to the fair value due to the liquidity of the assets.

(ii) Notes payable, loans payable

     Based on maturity and interest at fixed rates, the estimated fair value is approximately equal to the carrying value.

(iii) Accounts payable

     The carrying value is equal to the fair value due to the requirements to extinguish the liabilities on demand.

18.  RELATED PARTY TRANSACTIONS

     Computer expenses include $264,736 (2001 - $124,623) paid to a company with common ownership and were incurred in the normal course of operations and have been accounted for at an amount of consideration established and agreed to by the related parties.

     Administrative expenses include rent of approximately $ 72,000 (2001 - $Nil) received from a company with common ownership and were incurred in the normal course of operations. The rent has been accounted for at an amount of consideration established and agreed to by the related parties.

19.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

Geographical information

Information as to sales and accounts receivable by reportable geographic segments is:


                                March 31,   March 31,
                                   2002        2001
                                ----------  ----------
           Sales
           -----
             Canada                     4%          5%
             United States             96%         95%

           Accounts receivable
           -------------------
             United States            100%        100%

20.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in
accordance with Canadian     generally accepted accounting principles ("Canadian
GAAP"). In certain respects, Canadian GAAP differs     from United States
generally accepted accounting principles ("U.S. GAAP"). The effects on the
Company's     financial statements resulting from these differences are
summarized as follows:

BALANCE SHEET
                                                                     March 31,     March 31,
                                                                        2002          2001
                                                                    ------------  ------------
TOTAL ASSETS UNDER CANADIAN GAAP                                    $   465,072   $   589,121

Adjustments in respect of:
- Goodwill on reverse takeover                                         (190,501)     (258,739)
                                                                    ------------  ------------

TOTAL ASSETS UNDER U.S. GAAP                                        $   274,571   $   330,382
                                                                    ============  ============


                                                                     March 31,     March 31,
                                                                        2002          2001
                                                                    ------------  ------------

SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP                            $  (718,075)  $  (103,367)

Adjustments to opening balances to reflect effect of:

Correction of prior period - compensation expenses                     (130,680)            -
         - paid in capital                                              130,680             -

Goodwill on reverse takeover                                           (258,739)     (326,978)
                                                                    ------------  ------------

Opening balance under U.S. GAAP, as adjusted                           (967,814)     (380,345)

Adjustments in respect of:
Compensation expense for stock options                                  (87,120)            -
Equity - Paid in capital for compensation expense                        87,120             -

Correction of prior period - compensation expenses (Note 20 (c))              -      (130,680)
         - paid in capital (Note 20 (c))                                      -       130,680

Amortization of goodwill on reverse takeover                             68,239        68,239
                                                                    ------------  ------------

SHAREHOLDERS' EQUITY UNDER U.S GAAP                                 $  (908,575)  $  (312,106)
                                                                    ============  ============



20.CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                     March 31,     March 31,
                                                                        2002          2001
                                                                    ------------  ------------

NET LOSS UNDER CANADIAN GAAP                                        $(1,035,308)  $  (889,056)

Adjustments in respect of:

    Compensation expense for stock options (Note 20(b))                 (87,120)            -
    Correction of error (Note 20 (c))                                         -      (130,680)
    Amortization of goodwill on reverse takeover                         68,239        68,239
                                                                    ------------  ------------


NET LOSS AND COMPREHENSIVE INCOME UNDER U.S. GAAP                   $(1,054,189)  $  (951,497)
                                                                    ============  ============

Loss per common share as per U.S. GAAP

Basic

- Weighted average common shares outstanding                         34,062,373    30,958,948

    - Basic loss per share                                          $     (0.03)  $     (0.03)

Loss per share has not been presented on a fully diluted basis as the effect would be anti-dilutive.

     STATEMENT OF SHAREHOLDERS' EQUITY

     In accordance with U.S. GAAP, statement of shareholders' equity is presented as under:

                                                                            Total
                                               Capital                   Shareholders
                                                Stock       Deficit         Equity
                                              ----------  ------------  --------------
     Common Stock

     Balance, April 1, 2000                   $1,125,126  $  (891,415)  $     233,711

     Issued during the year

     Issuance of shares for cash                 225,000            -         225,000

     Stock option compensation (Note 20 (b))                  130,680         130,680

     Net loss                                          -     (951,497)       (951,497)
                                              ----------  ------------  --------------

     Balance, March 31, 2001                   1,350,126   (1,712,232)       (362,106)

     Issued during the year - for cash           420,600            -         420,600

     Stock option compensation                                 87,120          87,120

     Net Loss                                          -   (1,054,189)     (1,054,189)
                                              ----------  ------------  --------------

     Balance, March 31, 2002                  $1,770,726  $(2,679,301)  $    (908,575)
                                              ==========  ============  ==============

     STATEMENTS  OF  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.

     DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP AND ADDITIONAL DISCLOSURES

     a)     Goodwill on reverse takeover

In accordance with Canadian GAAP (EIC 10), the excess of purchase consideration paid in a reverse takeover transaction over the sum of the amounts assigned to the assets acquired and liabilities assumed is recorded as goodwill as described in Note 5.

In accordance with U.S. GAAP, the purchase consideration paid on the merger of a public shell and a private operating company is accounted for as a recapitalization of the private operating company and no goodwill is recorded.

Accordingly, the audited balance sheets for 2002 and 2001 prepared in accordance with Canadian GAAP would have been restated under U.S. GAAP to reduce the goodwill and share capital recorded. In addition, the statements of operations for 2002 and 2001 are also adjusted to reverse the annual amortization of goodwill.

b)   Stock options

          Transactions with non-employees

     In 2001, the Company granted options to certain consultants in consideration for services received. Under U.S. GAAP, the Company is required to adopt SFAS 123, "Accounting for Stock Based Compensation" and account for these compensatory stock options based on a fair value of accounting.

     Accordingly, the previously prepared and audited Canadian GAAP statements of operations for 2002 would have been restated under U.S. GAAP to record a compensation expense of $87,120 charged to income statement and credited to Paid-in-Capital.

          Transactions with employees

     United States GAAP (FAS 123) requires certain disclosures regarding stock options granted to employees as compensation under stock option plans. Because the Company applies principles of APB 25, accounting for stock issued to employees, which are the same as Canadian generally accepted accounting principles, there are no differences noted in respect of the options granted. However, in accordance with FAS 123, the Company would be required, in any event, to disclose the following:

     "The Company is required to adopt FAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of FAS 123, therefore, the company applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock option plans. In accordance with APB Opinion No. 25, the Company would not recognize compensation expense for its stock-based compensation plans as the exercise price of options granted under the plan was not less then the than current fair market value of common shares.

     SFAS 123 requires entities that account for awards for stock-based compensation to employees in accordance with APB 25 to present pro forma disclosures of net income and earnings per share as if compensation cost was measured at the date of grant based on fair value of the award. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

     Expected life of options         10 years
     Risk free interest rate          5.2%
     Expected volatility              175%
     Expected dividend yield          0.0%


20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

Had the compensation costs for the Company's stock option plan been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, the Company's income from continuing operations and earnings per share for the periods ended March 31, 2002 and 2001 would have been impacted as indicated in the following table. The results, which reflect only the impact of the options granted, are as follows:

                              March 31,                  March 31,
                                2002                       2001
                        Reported     Proforma     Reported     Proforma
                      ------------  -----------  ----------  ------------
Net loss              $(1,054,189)  $ (996,989)  $(951,497)  $(1,112,300)

Basic loss per share  $     (0.03)  $    (0.03)  $   (0.03)  $     (0.04)

     c)   Correction of prior period

     During the year, it was determined that options granted in the prior period to non-employees had been accounted for using principles of APB 25 instead of SFAS 123. To correct this under US GAAP, a compensation expense of $130,680 has been charged to income for the prior year and credited to Paid-in-Capital.

d)   Accounts receivable

     U.S. GAAP REQUIRES DISCLOSURE OF ALLOWANCE FOR DOUBTFUL ACCOUNT IN THE FINANCIAL STATEMENTS.

     The Company has not recorded any such allowance for the periods presented in these financial statements.

e)   DEFERRED TAX ASSET

     Deferred tax asset (in Canada, future income tax asset) is comprised of benefits arising from losses carried forward. No deferred tax asset has been recorded in accordance with Canadian GAAP because the Company cannot determine whether it is more likely than not that it will be able to realize the benefit of these losses carried forward during the carry forward period. U.S. GAAP requires, in such circumstances, that disclosure be made of the value of the asset and any valuation allowance applied to it. Therefore, in accordance with U.S. GAAP the following would be included in disclosures related to deferred tax asset in notes to the financial statements:

                                      March 31, 2002    March 31, 2001
                                     ----------------  ----------------

        Deferred tax asset           $     1,113,000   $       703,300
        Less: Valuation allowance         (1,113,000)         (703,300)
                                     ----------------  ----------------
        Net deferred tax asset       $             -   $             -
                                     ================  ================

20.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

f) Information as to products, geographic markets, significant estimates and concentrations

     United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in
     Note 19.

g)   Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

The following is a summary:

U.S. GAAP                               Canadian GAAP

Deferred income taxes                   Future income taxes

Depreciation of tangible                Amortization
capital assets

Excess of cost over fair                Goodwill
value of net assets acquired

Reverse acquisition                     Reverse takeover

g)     Recent accounting pronouncememts

U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

(i) In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has adopted the provisions of SAB 101 and such adoption did not materially impact the Company's operations or financial position.

(ii) On June 29, 2001, SFAS No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), were issued. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the criteria that intangible assets in business combination must meet to be recognized and reported apart from goodwill.

     SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, be tested for impairment, at least annually, in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives, to their estimate residual values, and be reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." The provisions of SFAS 141 are effective immediately, except with regards to business combinations initiated prior to July 1, 2001. SFAS 142 will be effective as of April 1, 2002 for the Company. The Company continued to amortize goodwill acquired in business combination completed before July 1, 2001 through the year ended March 31, 2002. The Company is currently evaluating the effect that the adoption of SFAS 141 and SFAS 142 will have on its results of operations and its financial position having determined to the date of these financial statements that, other than the identification and separate recognition of intangible assets there would have been no impact of SFAS 141 had its provisions been applied to the previously completed acquisition.

     As the principles stated in both of these pronouncements are substantially similar to those followed under Canadian GAAP, when these pronouncements have been reviewed and implemented by the Company, there will continue to be no differences between Canadian and U.S. GAAP in respect of revenue recognition or accounting for business combinations or goodwill and other intangible assets.

(iii)     Long-Lived Assets

     In October 2001, the Financial Accounting Standards Board (FASB) issued statement No. 122, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." For fiscal years beginning after December 15, 2001, the statement requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. At this time, management does not expect that the adoption of FAS 144 to have a material effect on the company's operations or financial position.

                                    SIGNATURE


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration (annual report) on its behalf



                                              -------------------------------
                                                         Registrant



                                              -------------------------------
                                                         Registrant

Date:
     --------------------------------

Print the name and title of the signing officer under this signature