Form 20-F
period 2003-03-31
DIGITAL ROOSTER COM LTD
filed 2003-10-15
CIK 1136386

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F


Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2003




                         Commission file number 00032559
                            DIGITAL ROOSTER.COM LTD.
                         AN ONTARIO, CANADA CORPORATION
              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
                       (416) 815-1771; FAX (416) 815-1259


3A.  SELECTED FINANCIAL DATA
     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F2 Of this registration and Item 5 "Operating and Financial Review and Prospects".

ALL VALUES ARE EXPRESSED IN CANADIAN DOLLARS.

                            Seven Months      Year        Seven Months           Year                Year           Year
                               Ended          Ended          Ended               Ended               Ended          Ended
                            August 31/98  August 31/99    March 31/00         March 31/01         March 31/02    March 31/03
                             Web Dream      Web Dream    Consolidated        Consolidated        Consolidated   Consolidated
Operations                  Audited       Audited        Audited        Audited                  Audited        Audited
Sales                            226,263     1,821,413      1,409,764                2,508,122      1,227,878      1,479,254
Cost of Sales                     40,846       765,944        578,265                  737,562        348,525        529,820
Gross Profit                     185,417     1,055,469        831,499                1,770,560        879,353        949,434
Expenses                         180,444     1,191,187      1,265,191                2,659,616      1,914,661      1,669,495

Net Income/Loss                    4,973      (135,718)      (433,692)                (889,056)    (1,035,308)      (720,061)

Income per
Share                               0.02         (0.67)         (0.83)                   (1.44)         (1.52)         (0.50)

Weighted
Average                          200,000       203,594        522,889                  619,179        681,247      1,451,912


BALANCE SHEET
INFORMATION

Current Assets                    17,315        69,244        239,781                  145,506        139,267         86,520
Capital Assets                    43,976       108,253        125,297                  184,876        135,304        101,913
Goodwill                                                      326,978                  258,739        190,501
Due from Jazz Monkey                                          255,207
Total Assets                      61,291       177,477        917,263                  589,121        465,072        188,433

Accounts Payable and
Accrued Liabilities               38,818        95,992        171,913                  471,251        607,996        786,393
Income Taxes Payable                                            2,415                    2,415          2,415          2,415
Deferred Revenue                                               46,675                   15,961        170,967          3,346
Loans Payable                     16,500        17,404                                  76,561         76,900         30,779
Due to Shareholders                             38,638         45,571                   36,300        109,725        250,736
Due to Jazz Monkey                               5,188
Note Payable                                                   90,000                   90,000         90,000         15,000
Convertible Notes Payable                                                                             125,144         17,544
Total Liabilities                 55,318       157,222        356,574                  692,488      1,183,147      1,206,213

Capital                            1,000       151,000      1,125,126                1,350,126      1,770,726      2,191,082

Retained Earnings                  4,973      (130,745)      (564,437)              (1,453,493)    (2,488,801)    (3,208,862)
Total Shareholders
Equity                             5,973        20,255        560,689                 (103,367)      (718,075)    (1,017,780)
Liabilities and
Shareholders Equity               61,291       177,477        917,263                  589,121        465,072        188,433

During the year, the Company consolidated its commonly shares on 50:1 basis. The issued common shares disclosed above are presented on a consolidated basis retroactively.


Item 3D

Risk Factors

We have a limited history of operations and recorded losses in our fiscal years 1999,2000, 2001, 2002 and 2003. Web Dream began operations as a company in February1998 and recorded losses of $135,718 (US$94,907) for the period ended August 31, 1999, $433,692 (US$298,295) in the year ended March 31, 2000,
$889,056 (US$563,514) in the year ended March 31, 2001, $1,035,308 (US$659,642)
in the year ended March 31, 2002 and $720,061 (US$490,070)in the year ended March 31, 2003. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development. We expect to continue to incur losses on a monthly basis until approximately November 2003. There can be no assurance that we will not continue to incur losses after November 2003,or that any of our business strategies will be successful.Our Independent accountants have expressed a going concern qualification in footnote # 1 to our audited financial statements. Because of our operating losses of the past four years and our working capital deficiency as at March 31, 2003, our continuance as a going concern is dependent upon our ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations.

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

We may not be able to rise additional financing to sustain growth. Based on current projections, we will require additional financing in the amount of 500,000 ($340,298) to $1,000,000($680,596) between November 2003 and March
2004. We anticipate raising these funds through private placements of our securities with sophisticated investors. We have avoided obtaining debt financing but may have to pursue this option if we are unable to obtain equity financing on acceptable terms. If we are unable to obtain financing and cannot pay our debts as they come due, we may be forced to solicit a buyer for the company or be forced into bankruptcy by our creditors.

We are dependent upon two key people: John A. van Arem and Anthony Korculanic. Mr. van Arem is knowledgeable about all aspects of our business and has developed relationships in the adult entertainment industry that facilitate our business. Mr.Korculanic maintains on a day-to-day basis business relationships with service providers, customers, investors, and media. The loss of either of theseindividuals could have a material adverse effect on our business. We have no key-man life insurance policies on these individuals.

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



Item 4A.4
Information on the Company
In management's view there are three key components to success: exposure, conversion and retention. The key is traffic, because by virtue of controlling traffic a company is not dependent on third party promotions. This is why the company has focused on ways to create this traffic. The targeted ad server software, the infomercials and especially the deal with the hotels to provide turnkey internet access. Management believes it has some of the strongest services and marketing methods, but the inability to raise the funds needed to roll out the marketing tools effectively has made the company fall well short of its projections for the fiscal year ending March 31, 2003.

The spin-off of Avrada Inc. will provide a non-adult public entity. Management anticipates that funding can be more easily secure for Avrada than it can for Digital Rooster.com.

Much focus will be given on the spin-off of Avrada because success for Avrada should mean success for Digital Rooster.com. The companies are closely related and Digital Rooster.com provides much of the backend services as well as some of the services Avrada markets.
At the date of record of the spin-off, April 8, 2003 Digital Rooster retained a 75% interest in Avrada Inc. This will be diluted by any funding Avrada will secure.

The traffic program was working ahead of schedule generating in excess of $20,000 USD in one week and was still growing, when the largest partnership program that much of the traffic was send to, suspended our account accusing us of spamming. It took ten weeks to make them understand how our traffic is being generated before they reactivated the account. This put the traffic program well behind schedule. A portion of the funds from the first round of financing for Avrada will be used to get the traffic program back on schedule.

The Media contract signed on July 22, 2002 did not materialize due to the fact the deal was tied into the share price to some extent and the price continued to go down making the deal not feasible for Digital Rooster.com.

The contract signed with Groove entertainment networks for $500,000 USD of media exposure for infomercials promoting Digital Rooster.com services is currently in the development stage of the actual infomercial. The infomercial will start airing in a few major North American markets as soon as it is ready. This deal is a strict revenue share deal and is not dependent upon the price of the shares.

The deals with the Hotels are still awaiting funding. The reception has been very good from the hotels. The hardware required does bring an upfront cost with it per room that Digital Rooster.com is currently trying to cover through a partnership with an Internet provider, which will get a share of the ongoing revenue in return.

The content for wireless in North America is being developed. Due to the size of the partner and the tight regulations it is a slow process. The company anticipates to start offering this wireless content the first calendar quarter of 2004.

DigitalDate's (the dating service site) growth is also slowed by the decrease in traffic. All three marketing methods are geared to generate exposure for DigitalDate. The company's focus is first and foremost on trying to get the targeted ad server software back to previous levels.

The US dollar has also dropped significantly towards the Canadian dollar. All revenues are in US dollars but most expenses are in Canadian dollars. In 2002 the US dollar was at one point worth more than $1.60 CAD. Now it is below $1.35. That means for every $100,000 USD that the company converts it gets $25,000 less than it would at $1.60. This strength of the Canadian dollar towards the US dollar means that with the same revenue in US dollars the company actually has less funds to cover expenses.

Item 5A.1

Operating Results

ALL AMOUNTS IN CANADIAN DOLLARS WITH US DOLLARS IN BRACKETS.

Twelve Months Ended March 31, 2003 Compared to the Twelve Months Ended March 31, 2002

For the twelve months ended March 31, 2003 revenue was $ 1,479,254 (1,006,775) compared to $ 1,227,878 (782,337)for the period ending March 31, 2002. Cost of sales were $ 529,820 (360,593) for the twelve months ended March 31, 2003 representing 36% of revenue for that period, compared to $ 348,525 (218,306) representing 28% of revenue for the twelve months ended March 31, 2002. The main reason for the increase in cost of sales is attributable to the increase in revenue, the company's main focus for the twelve months ended March 31, 2003 was to concentrate on the development and launching of new products to increase their market share in buying and selling of traffic. The Administrative expenses were $ 996,172 (677,991) for the twelve months ended March 31, 2003 representing 67% of revenue, compared to $1,369,681 (857,927) for the twelve months ended March 31, 2002 representing 111% of revenue. The main reason for the increase in an administrative expense is attributable to the increase in revenue.
Selling expenses were $103,398 (70,372) for the period ended March 31, 2003 representing 7% of total revenue compared to $61,059 (38,246) representing 5% for the twelve months ended March 31, 2002. The Selling expenses remained relatively stable for both periods.

Computer expenses were $ 316,010 (215,075) in the twelve months ended March 31, 2003, representing 21% of revenue in that period, compared to $300,205 (188,039) for the twelve months ended March 31, 2002 representing 25% of total revenue for that period. Computer expenses have decreased due to a decrease in price for bandwidth

The company has determined that goodwill representing the value of the company's listing on a Canadian Stock Exchange is permanently impaired, as the main market for the company shares has been moved to the over the-counter bulletin board market ("OTC BB") in the United States. Accordingly, an appropriate amount has been recorded as an impairment charge in the statement of operations.

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


Computer expenses have decreased due to a decrease in price for bandwidth Goodwill has been amortized on a straight-line basis beginning in the fiscal year March 2000 over an estimated useful life of five years.


Twelve Month Fiscal Year Ended March 31, 2001 Compared to Seven Month Fiscal Year Ended March 31, 2000.

For the twelve-month year ended March 31, 2001, we had total revenue of $2,508,122 ($1,590,439), which amounts to an average of $209,011 ($132,537) per month. For the seven-month year ended March 31, 2000 we earned revenues of $1,409,764 ($969,643), which amounts to an average of $201,394 ($138,520) per month. The increase is attributable to an increase in content sales in revenues in fiscal 2001 compared to fiscal 2000. Cost of sales was $737,562 ($467,699) for the twelve months ended March 31, 2001 representing 29% of revenues for that period, compared to $578,265 ($397,734) for the seven months ended in 2000, representing 41% of revenues for that period. The main reason for the decline in cost of sales is attributable due to bandwidth cost and administrative overhead. Administrative expenses were $1,318,371 ($836,000) in fiscal 2001, representing 52% of total revenues in that period, compared to $740,017 ($508,988) in fiscal 2000 representing 52% of total revenues in that period. The increase in administrative expenses of $578,355 ($327,012) in the twelve month fiscal period ended March 31, 2001 from the seven month fiscal period ended March 31, 2000 is attributable to an increase in payroll for professional staff. Selling expenses were $770,512 ($488,594) in the twelve-month fiscal period ended March 31, 2001, representing 31% of total revenues in that period, compared to $245,432 ($168,809) in the seven month fiscal period ended March 31, 2000 representing 17% of total revenues in that period. The increase in selling expenses of $525,080 ($319,785) in the twelve-month fiscal period ended March 31, 2001 from the seven-month fiscal period ended March 31, 2000 is attributable to increased expenditures for advertising and promotion. Computer expenses were $439,071 ($278,422) in the twelve-month fiscal period ended March 31, 2001, representing 17% of total revenues in that period, compared to $221,056 ($152,043) in the seven-month fiscal period ended March 31, 2000. The increase of $218,015 ($126,379) was attributable to additional bandwidth and system development. Amortization of goodwill was $68,239 ($43,271) for the twelve months ended March 31, 2001, compared to $14,217 ($9,780) for the seven months ended March 31, 2000. Goodwill has been amortized on a straight line basis beginning in the fiscal year March 2000 over an estimated useful life of five years.


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


Item 5B

Liquidity and capital resources

Twelve Months ended March 31, 2003

Cash used in operating activities was $382,014 (259,997) for the twelve months ended March 31, 2003, primarily attributable to a net loss of $ 720,061 (490,070). Cash provided by financing activities in the twelve months ended March 31, 2003 was $389,896 (265,362) consisting of $141,012 (95,972) increase in advances from shareholders, decrease in convertible note of $7,600 (5,173) and an increase in capital stock of $ 302,605 (205,952), offset by decrease in loans payable of $46,121 (31,390).

Cash used in investing activities for the twelve months ended March 31, 2003 was $5,065 (3,447).

Twelve Months ended March 31, 2002

Cash used in operating activities was $633,978 (403,936) for the twelve months
ended March 31, 2002, primarily attributable to a net loss of   $1,035,308
(659,641). Cash provided by financing activities in the twelve months ended March 31, 2002 was $619,507 (388,041) consisting of $73,424 (46,782) increase in advances from shareholders, increase in convertible notes payable of $125,144 (79,735) and an increase in capital stock of $ 420,600 (267,983) and increase in loans payable of $339 (216).

Cash used in investing activities for the twelve months ended March 31, 2002 was $9,527 (5,967).

Twelve months ended March 31, 2001

Cash used in operating activities was $472,170 ($299,277) for the twelve months ended March 31, 2001, primarily attributable to a net loss of $889,055 ($593,815) and an increase in prepaid expenses and sundry receivables $28,357 ($25,555), partially offset by a decrease in accounts receivable of $78,665 ($57,015) and an increase in accounts payable and accrued liabilities of $299,337 ($180,587), and a decrease in deferred revenue of $30,714 ($21,763).
Cash used in operating activities for the seven months in 2000 was $355,456 ($232,060), primarily attributable to a loss of $354,810 ($242,953) and an increase in accounts receivable.

Cash provided by financing activities in the twelve months ended March 31, 2001 was $517,497 ($344,855) consisting of $9,271 ($8,325) decrease in advances to shareholders, increase in loans payable of $76,561($48,549), decrease in advances to Jazz Monkey Media of $225,207 ($154,897), issue of capital stock in the amount of $225,000 ($149,734).

Cash used in investing activities for the twelve months ended March 31, 2001 was $111,245 ($70,879) consisting primarily of computer hardware. Cash used in investing activities for the seven months ended March 31, 2000 was $387,834 (265,566).


Twelve Months ended March 31, 2003 Compared to Twelve Months ended March 31,
2002

Cash used in operating activities was $382,014 (259,997) for the twelve months ended March 31, 2003, primarily attributable to a net loss of $ 720,061 (490,070). For the same period in 2002 cash used in operating activities was $633,978 (403,936), attributable to a net loss of $ 1,035,308 (659,641). Cash provided by financing activities in the twelve months ended March 31, 2003 was $389,896 (265,362) consisting of $141,012 (95,972) increase in advances from shareholders, decrease in convertible notes payable of $7,600 (5,173) and an increase in capital stock of $ 302,605 (205,952), offset by decrease in loans payable of $46,121 (31,390). For the twelve months ended March 31, 2002 cash provided by financing activities were $619,507 (388,041) consisting of $73,424 (46,782) increase advances from shareholders, increase in convertible notes payable of $125,144 (79,735), an increase in capital stock of $ 420,600 (122,518)and an increase in loans payable of $339 (216).

Cash used in investing activities for the twelve months ended March 31, 2003 was $5,065 (3,447), compared to $9,527 (5,967) for the same period ended March 31, 2002.

We believe that our cash and cash requirements as at March 31, 2003 of $11,610 (7,902) together with funds raised in recent financing activities and funds excepted to be generated from operations and new projects, will be sufficient to meet our cash requirements through March 31, 2004. There can be no assurance that we will not require additional financing prior to that time.


Twelve Months ended March 31, 2002 Compared to Twelve Months ended March 31,
2001

Cash used in operating activities was $633,978 (403,936) for the twelve months ended March 31, 2002, primarily attributable to a net loss of $ 1,035,308 (659,641). For the same period in 2001 cash used in operating activities was $ 472,170 (315,390), attributable to a net loss of $ 889,056 (593,852). Cash provided by financing activities in the twelve months ended March 31, 2002 was $619,507 (388,041) consisting of $73,424 (46,782) increase advances from shareholders, increase in convertible notes payable of $125,144 (79,735), an increase in capital stock of $ 420,600(122,518)and an increase in loans payable of $339 (216).


For the twelve months ended March 31, 2001 cash provided by financing activities were $517,497 (345,666) consisting of $ 76,561 (51,140)increase in loans payable, offset by a decrease in capital stock of $225,000 (149,734).

Cash used in investing activities for the twelve months ended March 31, 2002 was $9,527 (5,967), compared to $111,245 (70,879) for the same period ended March 31, 2001.


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

     Cash used in investing activities for the seven months ended March 31, 2000 was $387,834 ($265,566), attributable to the purchase of capital assets, primarily computer hardware, in the amount of $125,297 ($86,180). Cash used in investing activities for the twelve month period ended August 31, 1999 was $90,929 ($63,587), attributable to the purchase of capital assets, primarily computer hardware, in the amount of $108,253 ($75,701).

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


Wayne Doss, 49, is an independent management consultant, formerly President & Chief Executive Officer of Keller Ladders, Inc. and Biltbest of California, Inc. (formerly Keller Industries, Inc.) from 1993 to December 31, 1999.

John A. van Arem, 45, became the President, Director and Chairman of the Board of the Corporation in December 1999. He has been the President of Web Dream, Inc. since February 1998. Mr. van Arem is responsible for overall management of the Corporation and its subsidiaries. From 1992 to the present, Mr. van Arem has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. From 1986 to 1992, Mr. van Arem owned and operated a successful framing contracting company in Ontario, Canada.

     Anthony Korculanic, 36, is our Operations Manager, responsible for public and investor relations, office management and human resources. From January to May 2000, he was our Executive Vice President and Secretary. While Mr. Korculanic is no longer an executive officer, he is a key person. Mr. Korculanic received an architectural diploma in 1988 and served as CAD Manager for Brisbin Brook Beynon Architects from 1988 to 1992. From 1992 to the present, Mr. Korculanic has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. Mr. Korculanic also has an ownership interest in and operates a private company, Jazz Monkey Media Inc. that provides Web-marketing solutions for clients. On July 9, 1999 Mr. Korculanic pleaded guilty under a plea agreement dated January 7, 1999 to one count of carrying lottery materials in inter state or foreign commerce contrary to 18 U.S.C. Sec.Sec.1301 and 2. The offense was committed by affiliation as Sales
Manager at Intertel Marketing on March 9, 1995. The court ordered three years probation and imposed a fine in the amount of U.S. $30,000. No jail or prison sentence was imposed.

Brad Estra, Director. Mr. Estra's background is comprised of a solid mix of professional and entrepreneurial experiences rooted in financial analysis, strategic management, and accounting. A Presidential scholar who received his bachelor's degree in finance and accounting with honors from Babson College, Mr. Estra has a wide range of exposure to both public and private corporations in a variety of industries. With a primary background in financial analysis and strategic management, Mr. Estra spent two years with Swiss Bank Corp, and then UBS, AG working on the trading floor of one of the world's largest investment banks. Responsible for positioning the US Dollar book, Mr. Estra managed the trade and purchase of over $10 billion a day. After leaving the investment-banking world Mr. Estra purchased All Nursing Services, a South Florida based home health agency. Estra's management, and client marketing strategies played a key role in the financial turn-around of a company suffering from slumping revenue and the uncertainty of regulatory change. After successfully managing ANS back to profitability with consistent growth in sales and income, Mr. Estra has proven his ability to navigate in the profitable, yet difficult market of South Florida health care.

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

6B.     COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Our directors do not receive any cash compensation from the Corporation for acting as directors. They receive stock options periodically as determined by the board and senior management, but there is no formal policy regarding such grants. All such grants are subject to the terms of our stock option plan, discussed under "Employees" below. In March 2003, Brad Estra and Wayne Doss were granted an option to purchase 40,000 each of our common shares at the exercise price of $0.25. 100% of these options vest and were exercisable after March 26, 2003. The options expire on March 26, 2013.

     The following table and notes show the compensation paid by us to John Alexander van Arem and to Anthony Korculanic for the last fiscal year.

Name         Management     Other        Long-Term     Compensation
             Service        Annual       Stock Option  Grants
             Provided       Compen       No. of        Exercise      Vesting period  Expiry Date
                            sation       Common        Price
                                         Shares
                                         for which
                                         option
                                         granted
------------------------------------------------------------------------------------------------
John A       .$35,837 (1)   10,800 (2)        80,000  $        0.25   25% Mar. 26/04  Mar. 26/13
van Arem                                                              25% Mar. 26/05
                                                                      25% Mar. 26/06
                                                                      25% Mar. 26/07
                                              44,000  $        0.25  100% Mar. 26/03  Mar, 26/13

Anthony     $  30,606 (3)  $  7,200(4)        70,000  $        0.25   25% Mar. 26/04  Mar. 26/13
Korculanic                                                            25% Mar. 26/05
                                                                      25% Mar. 26/06
                                                                      25% Mar. 26/07
                                              40,000  $        0.25  100% Mar. 26/03  Mar, 26/13


     (1) Mr. van Arem received in fiscal year 2003 a payment of $35,837 relating to management service provided. In the fiscal year 2003, Mr. van Arem's total salary for twelve months was $0.
(2) Represents a monthly car allowance of $900.
(3) Mr. Korculanic received in fiscal year 2003 a payment of $30,606 relating to management service provided. In the fiscal year 2003, Mr. Korculanic's total salary for twelve months was $0.
(4) Represents a monthly car allowance of $600.

6E.     SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table shows the share ownership of Directors and Senior Management as of March 31, 2003.

NAME                 NUMBER OF SHARES     PERCENTAGE OF
                          OWNED         OUTSTANDING SHARES
John A. van Arem        380,940 (1)(2)             16%

Anthony  Korculanic     324,606 (1)(3)             13%

Wayne Doss               70,000 (4)                 3%

Brad Estra               50,000 (4)                 2%

     (1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".
     (2) The number of shares owned includes 44,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 80,000 options vest and were exercisable after March 26, 2004 at the price of CDN$0.25. These 124,000 options were granted on March 26, 2003 and expire on March 26, 2013.
     (3) The number of shares owned includes 40,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 70,000 options vest and were exercisable after March 26, 2004 at the price of CDN$0.25. These 110,000 options were granted on March 26, 2003 and expire on March 26, 2013.
     (4) The number of shares owned includes 40,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25.

During the year, the Company consolidated its commonly shares on 50:1 basis.


6D.     EMPLOYEES

As of March 31, 2003, we had 8 full-time employees, compared to 10 at March 31, 2002.
This reduction is attributable to management's decision to reduce overhead. All of our full-time employees are located in Toronto and occupy management or administrative positions. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for technical personnel required in our business in particular is often intense, and there can be no assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

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

7A.     MAJOR SHAREHOLDERS

     The following table shows the ownership of our common shares as of March 31, 2003 of each person known to us to be the beneficial owner of more than 5% of our outstanding common shares.

NAME                 NUMBER OF SHARES   PERCENTAGE OF
                           OWNED         OUTSTANDING
                                            SHARES
John A. van Arem        380,940 (1)(2)           16%

Anthony  Korculanic     324,606 (1)(3)           13%

(1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".
     (2) The number of shares owned includes 44,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 80,000 options vest and were exercisable after March 26, 2004 at the price of CDN$0.25. These 124,000 options were granted on March 26, 2003 and expire on March 26, 2013.
     (3) The number of shares owned includes 40,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 70,000 options vest and were exercisable after March 26, 2004 at the price of CDN$0.25. These 110,000 options were granted on March 26, 2003 and expire on March 26, 2013.


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


     We owed Mr. van Arem and Mr. Korculanic an aggregate of $250,736 at March 31, 2003. This amount has increased by $ 141,012 from March 31, 2002 and is unsecured, bears no interest and has no fixed term of repayment.
(See note 8 to our financial statements beginning at page F-1 of this registration statement.)

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


LEGAL PROCEEDINGS

     There is currently two material claims pending against us. If we lose either of these suits or enter into settlements requiring us to pay cash, our liquidity and financial position could be adversely affected over the short term.

     In October 1997, the Company's wholly owned subsidiary, Pizay Investments Inc. ("Pizay") entered into an agreement with ProAm Explorations Corporation ("ProAm") under which ProAm granted to Pizay an exclusive option to acquire an undivided 10% interest in certain property. The consideration to earn this 10% interest included a non-interest bearing demand note payable in the amount of CDN$90,000. This agreement was terminated in 1999. ProAm Explorations Corporation in the Supreme Court of British Columbia, Court File No, has named us as a defendant in a lawsuit, C992400, Vancouver Registry. This lawsuit was settled for $15,000 cash in July 2003.

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

In 2002, a claim for constructive dismissal was filed against the Company and its subsidiary seeking damages. Management believes that adequate provisions have been recorded in the accounts with respect to this claim. Any differences from amounts recorded will be recorded in the year when determined.


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

TRADING MARKET

     Our common shares trade on over-the-counter bulletin board market ("OTC BB") in the United States with the trading symbol "DGRLF. In Canada our common shares trade "over-the-counter" on the Canadian Unlisted Board ("CUB") with the trading symbol "ROOS" (formerly "SMRL") and CUSIP #25388G-10-3. The CUB system was implemented in November 2000. It is only available to traders and brokers for reporting trades that they have arranged in unlisted and unquoted equity securities in Ontario. No real-time quotes or trades are available to the public.

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

     Borrowing powers: Our borrowing powers are authorized by section 2.05 and section 3.01 of our bylaws. The financial institutions with which our banking business is to be conducted are to be determined by our board of directors or any committee or person designated by our board of directors to make such
determination  (section 2.05).   Our board of directors, or any committee or
person designated by our board of directors, is authorized to borrow money, issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness on our behalf. Our board of directors, or any committee or person designated by our board of directors, is also authorized to secure or guarantee on our behalf the performance of any present or future indebtedness, liability or obligation of any person. The board of directors is authorized to exercise the borrowing powers described above without obtaining authorization from our shareholders.

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

     Director's Conflicts: Section 4.18 of our bylaws governs conflicts of interest involving our directors. That section provides that a director or officer who is a party to, or who is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation, shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (Ontario). The relevant provisions of that Act as of the date of this registration statement provide that a director or officer of a corporation who
(a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his other interest. (R.S.O. 1990, c. B.16, s. 132 (1).) Any such contract or proposed contract may be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.
Section 4.19 of our bylaws provides that subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services and reimbursed for expenses properly incurred as the board may from time to time determine. Directors are not precluded from serving us in any other capacity and receiving remuneration therefore.

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

Part III

Item 17.  FINANCIAL STATEMENTS

Audited Financial Statements
                                                                        Page
Digital Rooster.com Inc.
For the year ended March 31, 2003 and 2002
Auditors' Report                                                         F1

Financial Statements and Notes                                         F2 - F15

                                AUDITORS' REPORT

To  the  Shareholders  of
Digital  Rooster.com  Ltd.

We have audited the consolidated balance sheets of Digital Rooster.com Ltd. as at March 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2003 and 2002 and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Toronto,  Ontario                                   /s/  MINTZ  &  PARTNERS  LLP
September  26,  2003                                      CHARTERED  ACCOUNTANTS

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

(b)    Comments by Auditor

Our report to the directors dated September 26, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Toronto,  Ontario.
September  26,  2003
                                                        /S/ MINTZ & PARTNERS LLP
                                                           CHARTERED ACCOUNTANTS

                            DIGITAL ROOSTER.COM LTD.
                           CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31,                                  2003          2002
=======================================================================
                          A S S E T S
                          -----------
CURRENT

  Cash                                       $    11,610   $     8,793
  Accounts receivable                             56,180       113,570
  Prepaids and sundry receivables                 18,730        16,904
                                             ------------  ------------

                                                  86,520       139,267

CAPITAL ASSETS (Note 3)                          101,913       135,304

GOODWILL (Note 4)                                      -       190,501
                                             ------------  ------------

                                             $   188,433   $   465,072
                                             ============  ============

                     L I A B I L I T I E S
                     ---------------------

CURRENT
  Accounts payable and accrued liabilities   $   786,393   $   607,996
  Income taxes payable                             2,415         2,415
  Deferred Revenue                                 3,346       170,967
  Convertible Notes payable (Note 5)             117,544       125,144
  Loans payable (Note 6)                          30,779        76,900
                                             ------------  ------------
                                                 940,477       983,422

NOTE PAYABLE (Note 7)                             15,000        90,000

DUE TO SHAREHOLDERS (Note 8)                     250,736       109,725
                                             ------------  ------------

                                               1,206,213     1,183,147
                                             ------------  ------------

        S H A R E H O L D E R S' DEFICIENCY
        -----------------------------------

CAPITAL STOCK (Note 9)                         2,191,082     1,770,726

DEFICIT                                       (3,208,862)   (2,488,801)
                                             ------------  ------------

                                              (1,017,780)     (718,075)
                                             ------------  ------------

                                             $   188,433   $   465,072
                                             ============  ============

APPROVED  ON  BEHALF  OF  THE  BOARD


---------------------------------------------

================================================================================
                           See Accompanying Notes                            31.

                            DIGITAL ROOSTER.COM LTD.
                       CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED MARCH 31,      2003          2002
=========================================================

DEFICIT - beginning of year    $(2,488,801)  $(1,453,493)

Net loss                          (720,061)   (1,035,308)
                               ------------  ------------

DEFICIT - End of year          $(3,208,862)  $(2,488,801)
                               ============  ============

================================================================================
                           See Accompanying Notes                            32.

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MARCH 31,                 2003          2002
====================================================================

REVENUES (Note 10)                         $1,479,254   $ 1,227,878

COST OF SALES                                 529,820       348,525
                                           -----------  ------------

GROSS PROFIT                                  949,434       879,353
                                           -----------  ------------

EXPENSES

  Administrative                              996,172     1,369,681
  Computer                                    316,010       300,205
  Selling                                     103,398        61,059
  Interest                                     41,208        56,378
  Amortization of Capital Assets               38,456        59,099
  Amortization of Goodwill                          -        68,239
  Impairment of Goodwill (Note 4)             190,501             -
  Impairment of Intangibles (Note 11)          58,750             -
                                           -----------  ------------

                                            1,744,495     1,914,661
                                           -----------  ------------

NET LOSS - before under noted item           (795,061)   (1,035,308)

  Settlement of Debt (Note 7)                 (75,000)            -
                                           -----------  ------------

NET LOSS                                   $ (720,061)  $(1,035,308)
                                           ===========  ============

LOSS PER SHARE (Note 12)                   $    (0.50)  $     (1.52)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES    1,451,912       681,247

================================================================================
                           See Accompanying Notes                            33.

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            MARCH 31, 2003 AND 2002

========================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                      $(720,061)  $(1,035,308)
  Adjustment for non-cash items:
  Amortization of Capital Assets                                   38,456        59,099
  Amortization of Goodwill                                              -        68,239
  Impairment of Goodwill                                          190,501             -
  Settlement of Debt                                              (75,000)            -
  Consulting services paid by issuance of shares                   45,000             -
  Impairment of Intangibles                                        58,750             -
  Expenses paid by issuance of stock options                       14,000             -
                                                                ----------  ------------
                                                                 (448,354)     (907,970)
  Changes in non-cash balances related to operations (Note 13)     66,340       273,992
                                                                ----------  ------------

CASH FLOWS USED IN OPERATING ACTIVITIES                          (382,014)     (633,978)
                                                                ----------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Additions to capital assets                                      (5,065)       (9,527)
                                                                ----------  ------------

CASH FLOWS USED IN INVESTING ACTIVITIES                            (5,065)       (9,527)
                                                                ----------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Advances from shareholders                                      141,012        73,424
  Convertible notes payable                                        (7,600)      125,144
  (Decrease) increase in loans payable                            (46,121)          339
  Issuance of capital stock                                       302,605       420,600
                                                                ----------  ------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                       389,896       619,507
                                                                ----------  ------------

NET CHANGE IN CASH                                                  2,817       (23,998)

CASH - Beginning of year                                            8,793        32,791
                                                                ----------  ------------

CASH - End of year                                              $  11,610   $     8,793
                                                                ==========  ============

Non-cash  transactions:

During 2003, the Company entered into the following non-cash transactions:

     - The Company acquired certain assets of Real 1-on-1 Inc., a Toronto based online adult entertainment company by issuing 235,000 restricted common shares for a consideration of $58,750 (Note 11).

     - The Company granted 467,000 stock options at an exercise price of $0.25 per share with an intrinsic value of $14,000.

     - The Company issued 9,000,000 common shares on pre-consolidation basis (180,000 common shares on post-consolidation basis) for consulting services of $45,000.

No  non-cash  transactions  were  entered  in  2002.

================================================================================
                           See Accompanying Notes                            34.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 2003 AND 2002

================================================================================

1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

     Nature of Company's operations

     Digital Rooster.com Ltd and its wholly owned subsidiaries Web Dream Inc., Avrada Inc., Bill Media Inc. and Pizay Investment Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment.

     During the year, the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd.

     Going  Concern  Basis  Of  Presentation

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past four years and the working capital deficiency as at March 31, 2003, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations in the future.


2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

     a)   Basis  of  presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 20.

     b)   Use  of  estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2003 and March 31, 2002 and the revenue and expenses reported for the years then ended. Actual results may differ from those estimates.

================================================================================
/Continued                                                                   35.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     c)   Revenue  recognition

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

          Revenue from web traffic is recognised when all significant obligations are completed, the fees are fixed and determinable and collectability of the fees is reasonable assured.

     d)   Capital  assets

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

     e)   Goodwill

          Goodwill represented the value of the company's listing on a Canadian Stock Exchange. The company assess the carrying value of goodwill on a periodic basis to determine if a write down is required for impairment. Such review lead to the determination that impairment had occurred as described in Note 4.

     f)   Income  taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.

================================================================================
/Continued                                                                   36.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     g)   Foreign  currency  translation

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

     h)   Costs  of  raising  capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     i)   Intangible  assets

          Intangible assets consist of in process research and development and business concept for the interactive one-on-one adult video entertainment industry. The Company regularly reviews the carrying values of its intangible assets for any impairment. The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows. If the Company determines impairment in value of the intangible assets, an appropriate amount will be charged to the consolidated statements of operations.

     j)   Non-monetary  transactions

          Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830
          ("Non-monetary  transactions")  of  the  CICA  Handbook.

     k)   Stock-based  compensation

          Effective June 1, 2002 the company adopted Section 3870 ("Stock-based Compensation and Other Stock-based payments") of the CICA Handbook. As permitted by Section 3870, the company has applied this change prospectively for new awards granted on or after June 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock will be determined by the quoted market price of the company's stock.

     l)   Loss  per  share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. Fully diluted loss per share will not be calculated, as the effect on the loss per share would be anti-dilutive.

================================================================================
/Continued                                                                   37.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

3.   CAPITAL  ASSETS


                                   As At March 31, 2003
                                   ---------------------
                                        Accumulated       Net Carrying
                           Cost        Amortization          Amount
                         --------  ---------------------  -------------
Furniture and equipment  $ 45,330  $              19,590  $      25,740

Leasehold improvements      8,141                  6,779          1,362

Computer hardware         236,404                161,593         74,811

Computer software          20,958                 20,958              -
                         --------  ---------------------  -------------

                         $310,833  $             208,920  $     101,913
                         ========  =====================  =============


                                   As At March 31, 2003
                                   --------------------
                                        Accumulated        Net Carrying
                           Cost        Amortization          Amount
                         --------  ---------------------  -------------

Furniture and equipment  $ 55,183  $              17,589  $      37,594

Leasehold improvements      8,141                  5,150          2,991

Computer hardware         225,482                131,871         93,611

Computer software          20,958                 19,850          1,108
                         --------  ---------------------  -------------

                         $309,764  $             174,460  $     135,304
                         ========  =====================  =============

================================================================================
/Continued                                                                   38.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

4.   GOODWILL

                                   2003        2002
                                ----------  ----------


Cost as at March 31             $ 341,195   $ 341,195

Less: Accumulated amortization   (150,694)   (150,694)
                                ----------  ----------

                                  190,501     190,501

Less: Impairment of goodwill     (190,501)          -
                                ----------  ----------


Net Book Value as at March 31   $       -   $ 190,501
                                ==========  ==========


     During the year, the Company reviewed the carrying value of Goodwill for impairment. The company has determined that goodwill representing the value of the company's listing on a Canadian Stock Exchange is permanently impaired, as the main market for the company shares has been moved to the over the-counter bulletin board market ("OTC BB") in the United States. Accordingly, an appropriate amount has been recorded as an impairment charge in the statement of operations.

5.   CONVERTIBLE  NOTES  PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the issuance of the notes. The notes are convertible, at the option of the lenders, at a conversion rate of US $12.50 per common share for a total of approximately 6,400 common shares.

6.   LOANS  PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.

7.   NOTE  PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 was settled for $15,000 in cash in July, 2003. Accordingly, a gain on settlement of this debt of $75,000 has been recorded.


8.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2004.

================================================================================
/Continued                                                                   39.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

9.   CAPITAL  STOCK

     i)   Authorized

Unlimited number of Common shares
Issued - Common shares                           Number        Amount


Balance as at April 1, 2001                       32,830,866    1,350,126

Issued for cash                                    3,505,000      420,600
                                                 ------------  ----------

Balance as at March 31, 2002                      36,335,866    1,770,726

Issued for cash                                   34,877,357       224116

Issued for consulting services                     9,000,000       45,000

Effect of consolidation of shares on 50:1 basis  (78,608,959)           -
                                                 ------------  ----------

                                                   1,604,264    2,039,842

Issued for cash                                      526,400       59,240

Issued for cash on exercise of options                77,000       19,250

Issued on acquisition of  "Real 1-on-1 Inc."         235,000       58,750

Stock options granted                                      -       14,000
                                                 ------------  ----------

Balance as at March 31, 2003                       2,442,664   $2,191,082
                                                 ============  ==========

During the year, the Company consolidated its commonly shares on 50:1 basis. The issued common shares disclosed above are presented on a consolidated basis retroactively.

================================================================================
/Continued                                                                   40.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

9.   CAPITAL  STOCK  -  CONTINUED


     i)   Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity:

                                     Wt. Avg.                Wt. Avg.
                                     Exercise    Options     Exercise
                          Number      Price    Exercisable    Price
                         ---------  ---------  ------------  -------
Balance, April 1, 2001     34,920   $   12.50       34,920   $12.50

Cancelled                  (8,580)      12.50       (8,580)   12.50
Granted                    12,470       12.50       12,470    12.50
                         ---------  ---------  ------------  ------
Balance, March 31, 2002    38,810   $   12.50       38,810   $12.50

Cancelled                 (34,940)      12.50      (34,940)   12.50
Granted                   467,000        0.25      467,000     0.25
Exercised                 (77,000)       0.25      (77,000)    0.25
                         ---------  ---------  ------------  ------
Balance, March 31, 2003   393,870   $    0.25      393,870   $ 0.25
                         =========  =========  ============  ======


     Options outstanding and exercisable at March 31, 2003 are as follows:

       Outstanding                                  Exercisable
       -----------                                  -----------
                                                               Wt. Avg.
                    Expiry    Remaining   Wt. Avg.             Exercise
Price  Number        Date       Life   Exercise Price   Number   Price
-----  -------  --------------  ----  ---------------  -------  ------
12.50      850  December, 2010     7  $         12.50      850  $12.50
12.50    3,020  December, 2011     8            12.50    3,020   12.50
 0.25  390,000  March, 2013       10             0.25  390,000    0.25
       -------                                         -------
       393,870                                         393,870
       =======                                         =======

================================================================================
/Continued                                                                   41.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

9.   CAPITAL  STOCK  -  CONTINUED

     ii)  Fair  value

     In accordance with Section 3870 of the CICA Handbook, the company discloses pro forma information regarding net income as if the company had accounted for its employees and directors stock options granted after June 1, 2002 under the fair value method. The fair value of stock options issued by the company during the year has been determined using the Black-Scholes option pricing model with the following assumptions: weighted-average risk-free interest rate of 4%; dividend yield of 0%; weighted-average volatility factor of the expected market price of the Company's common shares of 170%; and a weighted-average expected life of the options of 2 years.

     The weighted average fair value of stock options granted during the year ended March 31, 2003 was $0.27 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net income under Canadian GAAP, including the proforma effect of awards granted prior to June 1, 2002, would be reduced by $44,280 for the year ended March 31, 2003. Basic earnings-per-share figures would not have changed.

10.  REVENUE - BARTER TRANSACTIONS

     During 2002, the Company entered into barter transactions with a notional value of $923,358. As the fair value of the barter transactions were not determinable, the barter transactions have not been reflected in these financial statements. There were no such transactions during 2003.

11.  ACQUISITION OF REAL 1-ON-1 INC AND IMPAIRMENT OF INTANGIBLES

     During the year, the Company acquired certain assets of Real 1-on-1 Inc., a Toronto based online adult entertainment company, by issuing 235,000 common shares for a consideration of $58,750 representing a 50% discount from its trading value of the common share at the date of the transaction. Such common shares are not free trading as they are subject to restriction as to when they may be sold. Accordingly, this discount was applied to reflect the fair value of the share consideration. All consideration was in respect of customer contacts, business concepts and related intangible assets. At the year end, the Company assessed the value of its intangible assets acquired and determined that the value of these assets were impaired due to insignificant revenue generated and significant doubts on the Company's ability to successfully integrate the acquired assets with the existing business and achieve positive operating and cash flow results within a predictable time. Accordingly, the assets have been written down to $Nil.

12.  LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


================================================================================
/Continued                                                                   42.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

13.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                                        March 31,    March 31,
                                                          2003         2002
                                                       -----------  -----------
Decrease (increase) in accounts receivable             $   57,390   $  (59,371)
(Decrease) increase in prepaid and sundry receivables      (1,826)      41,612
Decrease (increase) in deferred revenue                  (167,621)      99,794
Increase in accounts payable and accrued liabilities      178,397      191,957
                                                       -----------  -----------

                                                       $   66,340   $  273,992
                                                       ===========  ===========

Interest paid                                          $   41,208   $   56,378
                                                       ===========  ===========


14.  CONTINGENT  LIABILITIES

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

     b) In 2002, a claim for constructive dismissal was filed against the Company and its subsidiary seeking damages. Management believes that adequate provisions have been recorded in the accounts with respect to this claim. Any differences from amounts recorded will be recorded in the year when determined.

15.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on June 30, 2004.

     Future minimum payments for its operating leases as at March 31, 2003 are approximately as follows:

               2004                                 $    85,000
               2005                                 $    22,000
               2006                                 $     3,000

================================================================================
/Continued                                                                   43.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

16.  INCOME  TAXES

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                                      2003                2002
                                                   ----------           --------
                                               Amount       %        Amount       %
                                             ----------  --------  ----------  --------
Combined statutory basic Canadian federal
  and provincial tax rates                   $(263,500)   (36.60)  $(399,600)   (38.60)
Loses for which no income tax benefits have
  been recorded and other permanent
  differences                                  263,500     36.60    (399,600)    38.60
                                             ----------  --------  ----------  --------
                                             $       -         -   $       -         -
                                             ==========  ========  ==========  ========

The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $3,140,000 to be applied against future taxable incomes. The losses expire as follows:

2004              $   80,000
2006                 133,000
2007                 614,000
2008                 771,000
2009               1,052,000
2010                 490,000
                  ----------
                   3,140,000
                  ==========

The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                   March 31,     March 31,
                                                      2003          2002
                                                  ------------  ------------
Future income tax asset - Losses carried forward  $ 1,150,000   $ 1,113,000
Valuation allowance                                (1,150,000)   (1,113,000)
                                                  ------------  ------------
Net future income tax asset                       $         -   $         -
                                                  ============  ============

No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.


17.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

     (i)  Accounts  receivable

          The carrying amount is equal to the fair value due to the liquidity of the assets.

================================================================================
/Continued                                                                   44.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

17.  FAIR VALUE OF FINANCIAL STATEMENTS - continued

     (ii) Notes  payable,  loans  payable

          Based on maturity and interest at fixed rates, the estimated fair value is approximately equal to the carrying value.

    (iii) Accounts  payable

          The carrying value is equal to the fair value due to the requirements to extinguish the liabilities on demand.

18.  RELATED  PARTY  TRANSACTIONS

     a) Computer expenses include $123,535 (2002 - $264,736) paid to a company with common ownership. These charges were incurred in the normal course of operations and have been accounted for at an amount of consideration established and agreed to by the related parties.

     b) Administrative expenses include rent of approximately $NIL (2002 - $ 72,000) paid to a company with common ownership and were incurred in the normal course of operations. The rent have been accounted for at an amount of consideration established and agreed to by the related parties.

19.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                                            March 31,   March 31,
                                              2003        2002
                                           ----------  ----------
            Sales
            -----
            Canada                                 4%          4%
            United States                         96%         96%

            Accounts receivable
            -------------------
            United States                        100%        100%

================================================================================
/Continued                                                                   46.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

20.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP"). The effects on the Company's financial statements resulting from these differences are summarized as follows:

BALANCE  SHEET

                                                               March 31,     March 31,
                                                                  2003         2002
                                                              ------------  -----------
  TOTAL ASSETS UNDER CANADIAN GAAP                            $   188,433   $  465,072

  Adjustments in respect of:
  - Goodwill on reverse takeover                                        -     (190,501)
                                                              ------------  -----------

  TOTAL ASSETS UNDER U.S. GAAP                                $   188,433   $  274,571
                                                              ============  ===========

                                                                March 31,     March 31,
                                                                  2003          2002
                                                              ------------  -----------

  SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP                    $(1,017,780)  $ (718,075)

  Adjustments to opening balances to reflect effect of:

   Correction of prior period - compensation expenses                   -     (130,680)
                                           - paid in capital            -      130,680

   Goodwill on reverse takeover                                  (190,500)    (258,739)
                                                              ------------  -----------

  Opening balance under U.S. GAAP, as adjusted                 (1,208,280)    (967,814)

  Adjustments in respect of:
  Compensation expense for stock options                                -      (87,120)
  Equity - Paid in capital for compensation expense                     -       87,120

  Impairment of goodwill                                          190,500            -

  Amortization of goodwill on reverse takeover                          -       68,239
                                                              ------------  -----------

  SHAREHOLDERS' EQUITY UNDER U.S GAAP                         $(1,017,780)  $ (908,575)
                                                              ============  ===========

================================================================================
/Continued                                                                   46.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

20.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                         March 31,    March 31,
                                                           2003          2002
                                                        -----------  ------------
  NET LOSS UNDER CANADIAN GAAP                          $ (720,061)  $(1,035,308)

  Adjustments in respect of:

    Impairment of goodwill                                 190,500             -
    Compensation expense for stock options (Note 20(b))          -       (87,120)
    Amortization of goodwill on reverse takeover                 -        68,239
                                                        -----------  ------------


  NET LOSS AND COMPREHENSIVE INCOME UNDER U.S. GAAP     $ (529,561)  $(1,054,189)
                                                        ===========  ============

Loss per common share as per U.S. GAAP

Basic

- Weighted average common shares outstanding             1,451,912       681,247

     - Loss per share                                   $    (0.36)  $     (1.55)

     Loss per share has not been presented on a fully diluted basis as the effect would be anti-dilutive.

================================================================================
/Continued                                                                   47.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

20.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     STATEMENT OF SHAREHOLDERS' EQUITY

     In accordance with U.S. GAAP, a statement of shareholders' equity is presented as follows:

                                                                               Total
                                                                           Shareholders
                                                 Capital                      Equity
                                                  Stock        Deficit     (Deficiency)
                                              -------------  ------------  -------------
Balance, April 1, 2001                        $   1,350,126  $(1,712,232)  $   (362,106)

Issued during the year - for cash                   420,600            -        420,600

Stock option compensation                                         87,120         87,120

Net Loss                                                  -   (1,054,189)    (1,054,189)
                                              -------------  ------------  -------------

Balance, March 31, 2002                           1,770,726   (2,679,301)      (908,575)

Issued during the year - for cash                   283,356            -        283,356

Issued for cash on exercise of stock options         19,250                      19,250

Issued for consulting services                       45,000            -         45,000

Issued on Acquisition of Real 1-on-1                 58,750                      58,750

Stock options granted                                14,000                      14,000

Net Loss                                                  -     (529,561)      (529,561)
                                              -------------  ------------  -------------

Balance, March 31, 2003                       $   2,191,082  $(3,208,862)  $ (1,017,780)
                                              =============  ============  =============

     STATEMENTS  OF  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.

     DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP AND ADDITIONAL DISCLOSURES

     a)   Goodwill  on  reverse  takeover

          In accordance with Canadian GAAP at the time of the reverse takeover transaction (EIC 10), the excess of purchase consideration paid in a reverse takeover transaction over the sum of the amounts assigned to the assets acquired and liabilities assumed was recorded as goodwill as described in Note 4.

          In accordance with U.S. GAAP, the purchase consideration paid on the merger of a public shell and a private operating company is accounted for as a recapitalization of the private operating company and no goodwill is recorded. During 2003, Canadian GAAP was changed to be substantially similar to US GAAP in this circumstance.

================================================================================
/Continued                                                                   48.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

          Accordingly, the audited balance sheets for 2002 prepared in accordance with Canadian GAAP would have been restated under U.S. GAAP to reduce the goodwill and share capital recorded. Balance sheet under US GAAP for 2003 is not restated as goodwill was considered impaired and written down to $nil. In addition, the statements of operations for 2003 and 2002 are also adjusted to reverse the annual amortization of goodwill.

     b)   Stock  options

          Valuation  of  outstanding  stock  options

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

          However, in accordance with FAS 123, the company would be required, in any event, to disclose the following:

          The company is required to adopt FAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of FAS 123, therefore, the company applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock option plans, the company would not recognize compensation expense for its stock-based compensation plans as the exercise price of options granted under the plan was not less then the current fair market value of common shares.

          FAS 123 requires entities that account for awards for stock based compensation to employees in accordance with APB 25 to present pro-forma disclosure of net income and earnings per share as if compensation cost was measured at the date of grant based on fair value of the award. The company has followed the disclosures requirement of Section 3870 of the CICA Handbook, which is substantially similar to U.S. GAAP (FAS 123). Since the Company has applied this change prospectively. the difference between Canadian and U.S. in relation to disclosures for fiscal 2002 under FAS 123 are disclosed as follows:

                                                     March  31,
                                                     ----------
                                                        2002

                                                Reported     Proforma
                                              ------------  ----------

Net loss                                      $(1,054,189)  $(996,989)

Loss per share                                $     (0.03)  $   (0.03)

     c)   Accounts  receivable

          U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

          The Company has not recorded any such allowance for the periods presented in these financial statements.

================================================================================
/Continued                                                                   49.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

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

     e) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          The  following  is  a  summary:

              U.S.  GAAP                             Canadian  GAAP
              -----------                            --------------

              Deferred  income  taxes                Future  income  taxes

              Depreciation  of  tangible             Amortization
              capital  assets

              Excess  of  cost  over  fair           Goodwill
              value  of  net  assets  acquired

              Reverse  acquisition                   Reverse  takeover

     f)   Recent  accounting  pronouncememts

          U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

          (i) In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The company has adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS 143 did not have a material impact on our financial position or results of operations.

================================================================================
/Continued                                                                   50.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

================================================================================

20.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

          (ii) On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 did not have a material impact on our financial position or results of operations.

         (iii) In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

================================================================================
                                                                             51.

================================================================================

SIGNATURE


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration (annual report) on its behalf


                                              "John A. van Arem"
                                              Chief Executive Officer of
                                              Digital Rooster.com, Ltd.
                                              -------------------------------
                                                         Registrant

                                              "Anthony Korculanic"
                                              Chief Financial Officer of
                                              Digital  Rooster.com,  Ltd
                                             --------------------------------
                                                         Registrant

Date: September 26, 2003
     --------------------------------

Print the name and title of the signing officer under this signature


================================================================================
                                                                             52.