Form 20-F/A
period 2003-03-31
DIGITAL ROOSTER COM LTD
filed 2003-10-22
CIK 1136386

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 20-F/A


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

                                              "Anthony Korculanic"
                                              Chief Financial Officer of
                                              Digital  Rooster.com,  Ltd
                                             --------------------------------
                                                         Registrant

Date: September 26, 2003
     --------------------------------

Print the name and title of the signing officer under this signature


================================================================================
                                                                             52.

                            DIGITAL ROOSTER.COM LTD.


Attached hereto are the following exhibits:

12.1 Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2 Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1 Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2 Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002