Form 20-F
period 2004-03-31
DIGITAL ROOSTER COM LTD
filed 2004-10-05
CIK 1136386

SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, DC 20549
                                      FORM 20-F


Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                    For the fiscal year ended March 31, 2004


                         Commission file number 00032559
                            DIGITAL ROOSTER.COM LTD.
                         AN ONTARIO, CANADA CORPORATION
              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
                       (416) 815-1771; FAX (416) 815-1259

PLEASE NOTE THAT ALL VALUES ARE EXPRESSED IN CANADIAN DOLLARS WITH US DOLLARS SHOWN IN THE BRACKETS FOR ITEM 3D.


3A. SELECTED FINANCIAL DATA
     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F2 Of this registration and Item 5 "Operating and Financial Review and Prospects".

                Year          Seven Months  Year          Year          Year          Year
                Ended         Ended         Ended         Ended         Ended         Ended
                August 31/99  March 31/00   March 31/01   March 31/02   March 31/03   March 31/04
                Web Dream     Consolidated  Consolidated  Consolidated  Consolidated  Consolidated

Operations           Audited       Audited       Audited       Audited       Audited       Audited
Sales              1,821,413     1,409,764     2,508,122     1,227,878     1,479,254       465,812
Cost of Sales        765,944       578,265       737,562       348,525       529,820       122,055
Gross Profit       1,055,469       831,499     1,770,560       879,353       949,434       343,757
Expenses           1,191,187     1,265,191     2,659,616     1,914,661     1,744,495     1,561,632

Net Income          -135,718      -433,692      -889,056    -1,035,308      -720,061      -983,035

Income per
Share                  -0.67         -0.83         -1.44         -1.52         -0.20         -0.13

Weighted
Average              203,594       522,889       619,179       681,247     2,540,846     7,359,209

BALANCE SHEET
INFORMATION

Current Assets          69,244    239,781     145,506     139,267      86,520      43,314
Capital Assets         108,253    125,297     184,876     135,304     101,913      73,543
Goodwill                          326,978     258,739     190,501
Due from Jazz Monkey              255,207
Total Assets            77,477    917,263     589,121     465,072     188,433     116,857

Accounts Payable and
Accrued Liabilities     95,992    171,913     471,251     607,996     786,939     905,241
Income Tax Payable                  2,415       2,415       2,415       2,415       2,415
Deferred Revenue                   46,675      15,961     170,967       3,346         874
Loans Payable                      17,404      76,561      76,900      30,779
Due to Shareholders                45,571      36,300     109,725     250,736       9,086
Note Payable                       90,000      90,000      90,000      15,000
Convertible Note                                          125,144     117,544     100,908
Minority Interest                                                                 559,144
Total Liabilities      157,222    356,574     692,488   1,183,147   1,206,213   1,577,668

Capital                151,000  1,125,126   1,350,126   1,770,726   2,191,082   2,731,086

Retained Earnings     -130,745   -564,437  -1,453,493  -2,488,801  -3,208,862  -4,191,897

Equity                  20,255    560,689    -103,367    -718,075  -1,017,780    -901,667
Liabilities and
Shareholders Equity    177,477    917,263     589,121     465,072     188,433     116,857

Item 3D

Risk Factors

We have recorded losses in our fiscal years 1999, 2000, 2001, 2002, 2003 and 2004. Web Dream began operations as a company in February 1998 and recorded losses of $135,718 ($94,907) for the period ended August 31, 1999, $433,692
($298,295) in the year ended March 31, 2000, $889,056 ($563,514)in the year ended March 31, 2001, $1,035,308 ($659,642) in the year ended March 31, 2002,
720,061 ($490,070)in the year ended March 31, 2003 and 983,035 ($750,122)in the year ended March 31, 2004. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development. We expect to continue to incur losses on a monthly basis until approximately November 2004. There can be no assurance that we will not continue to incur losses after November 2004,or that any of our business strategies will be successful.

Our Independent accountants have expressed a going concern qualification in footnote # 1 to our audited financial statements. Because of our operating losses of the past four years and our working capital deficiency as at March 31, 2004, our continuance as a going concern is dependent upon our ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations.

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

We may not be able to rise additional financing to sustain growth. Based on current projections, we will require additional financing in the amount of 500,000 ($381,534) to $1,000,000($763,068) between November 2004 and March
2005. We anticipate raising these funds through private placements of our securities with sophisticated investors. We have avoided obtaining debt financing but may have to pursue this option if we are unable to obtain equity financing on acceptable terms. If we are unable to obtain financing and cannot pay our debts as they come due, we may be forced to solicit a buyer for the company or be forced into bankruptcy by our creditors.

We are dependent on a small number of key personnel. We are dependent upon one key person: John A. van Arem. Mr. van Arem is knowledgeable about all aspects of our business and has developed relationships in the adult entertainment industry that facilitate our business and maintains on a day-to-day basis business relationships with service providers, customers, investors, and media. The loss of these individual could have a material adverse effect on our business. We have no key-man life insurance policies on this individual.

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

Item 4A.4
Information on the Company

In management's view there are three key components to success: exposure, conversion and retention. DigitalRooster has experienced the difficulties in competing in the online entertainment industry. Worldwide issues with charge-backs on credit cards have made doing business online more difficult, especially as it relates to any industry credit card companies refer to as high-risk, such as on line sales of pharmaceuticals, online gaming and adult entertainment online. By levying heavy fines on merchants that exceed the 2.5% chargeback (a charge back is where a customer disputes the charge on their credit card statement and requests a refund from the bank which passes this on to the merchant) threshold, companies in the online adult entertainment industry have been forced to intensify the scrubbing of customer credit cards. Scrubbing is the any form of verification or elimination of groups of credit card users to reduce the overall charge back percentage. As such a large number of good customers are turned away to reduce chargeback by a fraction of one percent. For instance if the charge-backs from one country are percentage wise much higher than the average, i.e if the average is 2% but one country has an average of 4.5%, the credit card processing company will simply disallow anyone from that country to use a credit card. This means that to get rid of this 4.5% of bad customers from that country 95.5% of good customers are also turned away.
This trend of intensified scrubbing has meant that the overall conversions meaning the percentage of people that buy your services versus the number that visit your site has dropped significantly and in many cases more than 50%. The cost of marketing and the cost of traffic has not really come down so the cost to acquire new customers virtually doubled in many cases.

Additionally with the proliferation of the webcam content providers have sprouted up all over the world. Many of them are underselling larger and established content providers, driving the price of content down. The price for memberships or one-on-one conferencing is still the same in many cases or has even gone up. The main issue is the cost of marketing as an ever-increasing number of companies competing for the same eyeballs.

Digital Rooster sought to get away from competing with everyone for the same eyeballs. Rather than engaging competitors using methods readily available to all, the company decided to create an audience as opposed to competing for the same one. Over one year ago the company started to explore the possibility of providing in room computers to hotels and with that turn-key internet access. In return the Company would keep all adult traffic and outsource mainstream content. The solution was rather costly.

At the same time, formerly wholly owned subsidiary Avrada Inc (Avrada) that spun-off to form a standalone company, obtained the exclusive rights to provide all adult content on the Telecentre device in the hotel rooms. The completed software, the InterACT software platform bundled together with unique patented hardware and proprietary software that form the Telecenter Solution courtesy of Avrada's business partner iCit America Inc ("iCit)", provides hotel owners with a means of improving revenue, occupancy and guest satisfaction by first offering High Speed Internet Access in every hotel room, and then capitalizing on the unique captive audience that is created.

The device will be deployed in North America. Additionally Avrada acquired the exclusive distribution rights for the device in Europe, where Digital Rooster will also be contracted to provide the same services as in North America. The device contains a magnetic card reader, which will match use of a credit card to the name of the guest in a room, nearly eliminating charge-backs.

Digital Rooster will not only benefit from all the content it can provide through the devices but will additionally benefit from Avrada's growth as Digital Rooster remains a large shareholder in Avrada with over 4,000,000 shares currently giving it about a 40% stake in its formerly wholly owned subsidiary.


Item 5A.1

Operating Results

Twelve Months Ended March 31, 2004 Compared to the Twelve Months Ended March 31, 2003

For the twelve months ended March 31, 2004 revenue was $ 465,812 (355,446) compared to $1,479,254 (1,006,775) for the period ending March 31, 2003.

Cost of sales was $ 122,055 (93,136) for the twelve months ended March 31, 2004 representing 26% of revenue for that period, compared to $ 529,820 (360,593) representing 36% of revenue for the twelve months ended March 31, 2003. Cost of Sales is directly influenced by the Company's sales mix among content sales, traffic and membership sales. The main reason for the decrease in cost of sales is attributable to the decrease in traffic sales. Cost of sales differs for each of these categories, being lower in content sales and membership and higher in traffic. The Company does not include the cost of its own employees in cost of services. As the Company intends to increase traffic sales, the Company's overall cost of sales is expected to increase.

The Administrative expenses were $894,115 (682,270) for the twelve months ended March 31, 2004 representing 192% of revenue, compared to $ 996,172 (677,991) for the twelve months ended March 31, 2003 representing 67% of revenue. The main reason for the decrease in an administrative expense is attributable to the decrease in revenue.

Selling expenses were $46,938 (35,816) for the period ended March 31, 2004 representing 10% of total revenue compared to $103,398 (70,372) for the period ended March 31, 2003 representing 7% of total revenue. The decrease in selling expenses is attributable to the decrease in advertising. Computer expenses were $110,290 (84,159) in the twelve months ended March 31, 2004, representing 24% of revenue in that period, compared to $316,010 (215,075) in the twelve months ended March 31, 2003, representing 21% of revenue. Computer expenses have decreased due to the decrease in bandwidth rates.

Impairment of Goodwill in 2004 fiscal year represents the following. The gain on dilution of Company's interest in Avrada of $234,840 was recognized in the financial statements of the Company. An equal amount was allocated to goodwill and was written off as at March 31, 2004


Twelve Months Ended March 31, 2003 Compared to the Twelve Months Ended March 31, 2002

For the twelve months ended March 31, 2003 revenue was $ 1,479,254 (1,006,775) compared to $ 1,227,878 (782,337)for the period ending March 31, 2002. Cost of sales were $ 529,820 (360,593) for the twelve months ended March 31, 2003 representing 36% of revenue for that period, compared to $ 348,525 (218,306) representing 28% of revenue for the twelve months ended March 31, 2002. The main reason for the increase in cost of sales is attributable to the increase in revenue, the company's main focus for the twelve months ended March 31, 2003 was to concentrate on the development and launching of new products to increase their market share in buying and selling of traffic. The Administrative expenses were $ 996,172 (677,991) for the twelve months ended March 31, 2003 representing 67% of revenue, compared to $1,369,681 (857,927) for the twelve months ended March 31, 2002 representing 53% of revenue. The main reason for the increase in an administrative expense is attributable to the increase in revenue.
Selling expenses were $103,398 (70,372) for the period ended March 31, 2003 representing 7% of total revenue compared to $61,059 (38,246) representing 5% for the twelve months ended March 31, 2002. The Selling expenses remained relatively stable for both periods. Computer expenses were $ 316,010 (215,075) in the twelve months ended March 31, 2003, representing 21% of revenue in that period, compared to $300,205 (188,039) for the twelve months ended
March 31, 2002 representing 25% of total revenue for that period.

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

Computer expenses have decreased; as there has been increased competition for bandwidth there our price has dropped. Goodwill has been amortized on a straight-line basis beginning in the fiscal year March 2000 over an estimated useful life of five years

Twelve Months Ended March 31, 2001 Compared to Seven Month Fiscal Year Ended March 31, 2000.

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


Item 5B

Liquidity and capital resources

Twelve Months ended March 31, 2004

Cash used in operating activities was $425,312 (324,542) for the twelve months ended March 31, 2004, primarily attributable to a net loss of $983,035 (750,122).

Cash provided by financing activities in the twelve months ended March 31, 2004 was $425,734 (324,864) consisting of $241,650 (184,935) decrease in advances from shareholders, decrease in convertible notes payable of $16,635 (12,694), decrease in loans payable of $30,780 (123,487), decrease in note payable of $15,000 (11,446) offset by increase in capital stock of $ 170,654 (130,220) and share issuance by subsidiary of $559,144 (426,665).

Cash used in investing activities for the twelve months ended March 31, 2004 was $648 (494).


Twelve Months ended March 31, 2003

Cash used in operating activities was $382,014 (259,997) for the twelve months ended March 31, 2003, primarily attributable to a net loss of $ 720,061 (490,070).

Cash provided by financing activities in the twelve months ended March 31, 2003 was $389,896 (265,362) consisting of $141,012 (95,972) increase in advances from shareholders, decrease in convertible note of $7,600 (5,173)and an increase in capital stock of $ 302,605 (205,952), offset by decrease in loans payable of $46,121 (31,390).

Cash used in investing activities for the twelve months ended March 31, 2003 was $5,065 (3,447).

Twelve Months ended March 31, 2002

Cash used in operating activities was $633,978 (403,936) for the twelve months ended March 31, 2002, primarily attributable to a net loss of $ 1,035,308 (659,641).

Cash provided by financing activities in the twelve months ended March 31, 2002 was $619,507 (388,041) consisting of $64,153 (40,184) increase in advances from shareholders, increase in convertible note of $125,144 (79,735)and an increase in capital stock of $ 195,600 (122,518), offset by decrease in loans payable of $76,522 (47,931).

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


Twelve Months ended March 31, 2004 compared to Twelve Months ended March 31,
2003

Cash used in operating activities was $425,312 (324,542) for the twelve months ended March 31, 2004, primarily attributable to a net loss of 982,035 (750,122). For the same period in 2003 cash used in operating activities was $382,014 (259,997), attributable to a net loss of $1,035,308 (659,641).

Cash provided by financing activities in the twelve months ended March 31, 2004 was $425,734 (324,864) consisting of $241,650 (184,935) decrease in advances from shareholders, decrease in convertible notes payable of $16,635 (12,694), decrease in loans payable of $30,780 (123,487), decrease in note payable of $15,000 (11,446) offset by increase in capital stock of $ 170,654 (130,220) and share issuance by subsidiary of $559,144 (426,665).

For the twelve months ended March 31, 2003 cash provided by financing activities was $389,896 (265,362) consisting of $141,012 (95,972) increase in advances from shareholders, decrease in convertible notes payable of $7,600 (5,173) and an increase in capital stock of $302,605 (205,952), offset by decrease in loans payable of $46,121 (31,390).

Cash used in investing activities for the twelve months ended March 31, 2004 was $648 (494) compared to $5,065 (3,447) for the same period ended March 31, 2003.

We believe that our cash and cash requirements as at March 31, 2004 of $11,384(8,687) together with funds raised in recent financing activities and funds expected to be generated from operations and new projects will be sufficient to meet our cash requirements through March 31, 2005. There can be no assurance that we will not require additional financing prior to that time.


Twelve Months ended March 31, 2003 Compared to Twelve Months ended March 31,
2002

Cash used in operating activities was $382,014 (259,997) for the twelve months ended March 31, 2003, primarily attributable to a net loss of $ 720,061 (490,070). For the same period in 2002 cash used in operating activities was $633,978 (403,936), attributable to a net loss of $ 1,035,308 (659,641).

Cash provided by financing activities in the twelve months ended March 31, 2003 was $389,896 (265,362) consisting of $141,012 (95,972) increase in advances from shareholders, decrease in convertible notes payable of $7,600 (5,173) and an increase in capital stock of $ 302,605 (205,952), offset by decrease in loans payable of $46,121 (31,390). For the twelve months ended March 31, 2002 cash provided by financing activities were $619,507 (388,041) consisting of $64,153 (40,184) increase advances from shareholders, increase in convertible notes payable of $125,144 (79,735) and an increase in capital stock of $ 195,600 (122,518), offset by decrease in loans payable of $76,522 (47,931).

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


Twelve Months ended March 31, 2002 Compared to Twelve Months ended March 31,
2001

Cash used in operating activities was $633,978 (403,936) for the twelve months ended March 31, 2002, primarily attributable to a net loss of $ 1,035,308 (659,641). For the same period in 2001 cash used in operating activities was $472,170 (315,390), attributable to a net loss of $ 889,056 (593,852).

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

Item 6 A & C.  Directors, Senior Management and Employees

Each of the four directors was re-elected at the Corporation's Annual General Meeting of Shareholders held on December 21, 2003. Shortly after the Annual Meeting, Anthony Korculanic resigned. Brad Estra, John A. van Arem and Wayne Doss will hold office until the next Annual General Meeting or until there successors are elected. We do not maintain insurance for the benefit of our directors and officers against liabilities incurred by them in their capacity as directors or officers. We do not maintain key man life insurance. There is no family relationship between or among any of our directors and executive officers. None of our directors has a contract with us providing for benefits upon termination of his position as a director.

The following discusses the business experience, history and functions of our directors and senior officers.

Brad Estra, Director. Mr. Estra's background is comprised of a solid mix of professional and entrepreneurial experiences rooted in financial analysis, strategic management, and accounting. A Presidential scholar who received his bachelor's degree in finance and accounting with honors from Babson College, Mr. Estra has a wide range of exposure to both public and private corporations in a variety of industries. With a primary background in financial analysis and strategic management, Mr. Estra spent two years with Swiss Bank Corp, and then UBS, AG working on the trading floor of one of the world's largest investment banks. Responsible for positioning the US Dollar book, Mr. Estra managed the trade and purchase of over $10 billion a day. After leaving the investment-banking world Mr. Estra purchased All Nursing Services, a South Florida based home health agency. Estra's management and client marketing strategies played a key role in the financial turn-around of a company suffering from slumping revenue and the uncertainty of regulatory change. After successfully managing ANS back to profitability with consistent growth in sales and income, Mr. Estra has proven his ability to navigate in the profitable, yet difficult market of South Florida health care.

Wayne Doss, 49, is an independent management consultant, formerly President & Chief Executive Officer of Keller Ladders, Inc. and Biltbest of California, Inc. (formerly Keller Industries, Inc) from 1993 to December 31, 1999.

John A. van Arem, 45, became the President, Director and Chairman of the Board of the Corporation in December 1999. He has been the President of Web Dream Inc. since February 1998. Mr. van Arem is responsible for overall management of the Corporation and its subsidiaries. From 1992 to the present, Mr. van Arem has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. From 1986 to 1992, Mr. van Arem owned and operated a successful framing contracting company in Ontario, Canada.

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

6B.     COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Our directors do not receive any cash compensation from the Corporation for acting as directors. They receive stock options periodically as determined by the board and senior management, but there is no formal policy regarding such grants. All such grants are subject to the terms of our stock option plan, discussed under "Employees" below. In fiscal 2004, no stock options were granted to any of directors, senior managers or employees.
In March 2004, John A. van Arem received 1,200,000 common shares of the Company and Anthony Korculanic received 500,000 common shares as a compensation for management fees.

The following table and notes show the compensation paid by us to John Alexander van Arem and to Anthony Korculanic for 2004 fiscal year.

Name        Year   Salary      Other       Number of       Value of
                              Annual     Common Shares   Common Shares
                              Compen        Issued          Issued
                              sation

--------------------------------------------------------------------------------
John A.     2004  $   0(1)  $11,856 (2)      1,200,000  $    141,000(3)
van Arem

Anthony     2004  $   0(4)  $  4,200(5)        500,000  $     80,000(6)
Korculanic


(1) In the fiscal year 2004, Mr. van Arem's total salary for twelve months was $0.
(2)  Represents a monthly car allowance of $988.
(3) In March 2004, John A. van Arem received 1,200,000 common shares of the Company for the total value of $141,000 as a compensation for management fees.
(4) In the fiscal year 2004, Mr. Korculanic's total salary for twelve months was $0.
(5) Represents a monthly car allowance of $600 for first seven months of fiscal 2004.
(6) In March 2004, Anthony Korculanic received 500,000 common shares as a compensation for management fees for the total value of $80,000.

6E.     SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table shows the share ownership of Directors and Senior Management as of March 31, 2004.


NAME                   NUMBER OF SHARES           PERCENTAGE OF
                             OWNED             OUTSTANDING SHARES
John A. van Arem        1,754,940 (1)(2)                       22%

Wayne Doss                    70,000 (3)                        1%

Brad Estra                    50,000 (3)                        1%

     (1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".

     (2) The number of shares owned includes 124,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. These options were granted on March 26, 2003 and expire on March 26, 2013.
     (3) The number of shares owned includes 40,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25.


6D.     EMPLOYEES

As of March 31, 2004, we had 4 full-time employees, compared to 8 at March 31, 2003. This reduction is attributable to management's decision to reduce overhead. All of our full-time employees are located in Toronto and occupy technical, accounting or administrative positions. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for technical personnel required in our business in particular is often intense, and there can be no assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

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


ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are a publicly owned Canadian corporation. Another corporation or any government does not control us directly or indirectly.

7A.     MAJOR SHAREHOLDERS

     The following table shows the ownership of our common shares as of March 31, 2004 of each person known to us to be the beneficial owner of more than 5% of our outstanding common shares.


NAME                     NUMBER OF SHARES        PERCENTAGE OF
                               OWNED              OUTSTANDING
                                                     SHARES
John A. van Arem          1,754,940 (1)(2)            22%

Anthony Korculanic          934,606 (1)(3)            12%

     (1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".
     (2) The number of shares owned includes 124,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. These options were granted on March 26, 2003 and expire on March 26, 2013.
     (3) The number of shares owned includes 110,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. These options were granted on March 26, 2003 and expire on March 26, 2013.


7B.     RELATED PARTY TRANSACTIONS


     During the year, the Company's wholly owned subsidiary, Avrada Inc. ("Avrada"), issued from treasury 4,187,000 common shares, the majority of which were issued to the shareholders of the Company, for proceeds of $559,144. Each share of Avrada was issued with one common share purchase warrant attached, given the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement. In addition, the Company issued by way of dividend 1,335,869 common shares of Avrada to its shareholders. Subsequent to this dividend, the Company held 4,007,607 common shares of Avrada or 42.1 per cent of the issued and outstanding shares. This distribution was based on one common share of Avrada for every two common shares. The gain on dilution of Company's interest in Avrada of $234,840 was recognized in the financial statements of the Company. This corresponding entry to the dilution gain was recorded as goodwill and was subsequently written down as impairment (Note 10 to the Consolidated Financial Statements). The 4,187,000 shares of Avrada were issued subsequent to the year-end, on May 17, 2004.

     In the years 1998 and 1999, before the reverse takeover, Web Dream entered into routine business transactions with Jazz Monkey Media Inc. a company controlled by John van Arem and Anthony Korculanic. These transactions were in
the normal course of business and at market prices.   At the present time, Jazz
Monkey Media Inc. provides us with bandwidth it has obtained from a third party. Jazz Monkey Media Inc invoiced us for the net cost of these services.


     We owed Mr. van Arem and Mr. Korculanic an aggregate of $9,086 at March 31, 2004. This amount has decreased from $ 250,736 as of March 31, 2003 and is unsecured, bears no interest and has no fixed term of repayment. (See note 9 to our financial statements beginning at page F-1 of this registration statement.)

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



DIVIDEND POLICY

     On February 27, 2004, the Company issued by way of dividend 1,335,869 common shares of Avrada, formerly wholly owned subsidiary of the Company, to the Company's shareholders. This distribution was based on one common share of Avrada for every two common shares held.
     On March 17, 2004, the Company issued 75 per cent stock dividend for its shareholders of record on April 7, 2004 issued on April 26, 2004. The shares were issued on April 26, 2004.
We did not pay any cash dividends in the last fiscal period and the Board of Directors does not contemplate doing so in the foreseeable future. We believe that it is in the best interests of the Corporation and its shareholders to retain all earnings to fund operations and growth.



LEGAL PROCEEDINGS

     There are currently two material claims pending against us. If we lose either of these suits or enter into settlements requiring us to pay cash, our liquidity and financial position could be adversely affected over the short term.

In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest plaintiff claimed to have advanced by way of loan to the Company, whereas the monies clearly appear to have advanced to Jazz Monkey Media Inc so that Digital Rooster.com Ltd should have no liability. There was little activity in the claim and the outcome of the case is uncertain

In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.


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

     This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date hereof and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

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

Part III

Item 17.  FINANCIAL STATEMENTS

Audited Financial Statements
                                                                        Page
Digital Rooster.com Inc.
For the year ended March 31, 2004 and 2003
Auditors' Report                                                         F1

Financial Statements and Notes                                         F2 - F15

AUDITORS'  REPORT

To  the  Shareholders  of
Digital  Rooster.com  Ltd.


We have audited the consolidated balance sheets of Digital Rooster.com Ltd. as at March 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2004 and 2003 and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Toronto, Ontario                                       /S/  MINTZ & PARTNERS LLP
August 5, 2004
                                                          CHARTERED  ACCOUNTANTS

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

(b)    Comments by Auditor

Our report to the directors dated August 5 , 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Toronto,  Ontario.
August 5, 2004
                                                        /S/ MINTZ & PARTNERS LLP
                                                           CHARTERED ACCOUNTANTS

                            DIGITAL ROOSTER.COM LTD.
                          CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED MARCH 31,                    2004          2003
=======================================================================
                                   A S S E T S
                                  -----------

CURRENT
  Cash                                       $    11,384   $    11,610
  Accounts receivable                             18,396        56,180
  Prepaids and sundry receivables                 13,534        18,730
                                             ------------  ------------

                                                  43,314        86,520

PROPERTY AND EQUIPMENT (Note 3)                   73,543       101,913
                                             ------------  ------------

                                             $   116,857   $   188,433
                                             ============  ============

                              L I A B I L I T I E S
                              ---------------------

CURRENT
  Accounts payable and accrued liabilities   $   905,241   $   786,393
  Income taxes payable                             2,415         2,415
  Deferred Revenue                                   874         3,346
  Convertible Notes payable (Note 5)             100,908       117,544
  Loans payable (Note 6)                               -        30,779
                                             ------------  ------------


                                               1,009,438       940,477

NOTE PAYABLE (Note 7)                                  -        15,000

DUE TO SHAREHOLDERS (Note 8)                       9,086       250,736

MINORITY INTEREST (Note 10)                      559,144             -
                                             ------------  ------------

                                               1,577,668     1,206,213
                                             ------------  ------------

                      S H A R E H O L D E R S' DEFICIENCY
                      -----------------------------------

CAPITAL STOCK (Note 9)                         2,731,086     2,191,082

DEFICIT                                       (4,191,897)   (3,208,862)
                                             ------------  ------------

                                                (901,667)   (1,017,780)
                                             ------------  ------------

                                             $   116,857   $   188,433
                                             ============  ============

APPROVED ON BEHALF OF THE BOARD


_________________________________________


================================================================================
                                                                              2.
                             See Accompanying Notes

                            DIGITAL ROOSTER.COM LTD.
                       CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED MARCH 31,      2004          2003
=========================================================

DEFICIT - beginning of year    $(3,208,862)  $(2,488,801)

Net loss                          (983,035)     (720,061)
                               ------------  ------------

DEFICIT - End of year          $(4,191,897)  $(3,208,862)
                               ============  ============


================================================================================
                                                                              3.
                             See Accompanying Notes

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MARCH 31,                  2004         2003
====================================================================

REVENUES (Note 11)                         $   465,812   $1,479,254

COST OF SALES                                  122,055      529,820
                                           ------------  -----------

GROSS PROFIT                                   343,757      949,434
                                           ------------  -----------

EXPENSES

  Administrative                               894,115      918,413
  Computer                                     110,290      316,010
  Selling                                       46,938      103,398
  Interest                                      25,431       41,208
  Amortization of Capital Assets                29,018       38,456
  Management Fees                              221,000       77,759
  Impairment of Goodwill (Note 4)              234,840      190,501
  Impairment of Intangibles (Note 12)                -       58,750
                                           ------------  -----------

                                             1,561,632    1,744,495
                                           ------------  -----------

NET LOSS - before under noted items         (1,217,875)    (795,061)

  Gain on dilution (Note 10)                   234,840            -

  Settlement of Debt (Note 7)                        -      (75,000)
                                           ------------  -----------

  NET LOSS                                 $  (983,035)  $ (720,061)
                                           ============  ===========

LOSS PER SHARE (Note 13)                   $     (0.13)  $    (0.20)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES     7,359,209    2,540,846


================================================================================
                                                                              4.
                             See Accompanying Notes

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            MARCH 31, 2004 AND 2003

FOR THE YEARS ENDED MARCH 31,                                      2004        2003
======================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                                      $(983,035)  $(720,061)
  Adjustment for non-cash items:
  Amortization of Capital Assets                                   29,018      38,456
  Dilution Gain (Note 10)                                        (234,840)          -
  Management fees paid by issuance of shares                      221,000           -
  Consulting services paid by issuance of shares                  102,350      45,000
  Loan repaid by issuance of shares                                45,000           -
  Note payable repaid by issuance of shares                         1,000           -
  Amortization of Goodwill                                              -           -
  Impairment of Goodwill                                          234,840     190,501
  Settlement of Debt                                                    -     (75,000)
  Impairment of Intangibles                                             -      58,750
  Expenses paid by issuance of stock options                            -      14,000
                                                                ----------  ----------
                                                                 (584,667)   (448,354)

  Changes in non-cash balances related to operations (Note 14)    159,355      66,340
                                                                ----------  ----------

CASH FLOWS (USED) PROVIDED IN OPERATING ACTIVITIES               (425,312)   (382,014)
                                                                ----------  ----------

CASH FLOWS USED INVESTING ACTIVITIES

  Additions to capital assets                                        (648)     (5,065)
                                                                ----------  ----------

CASH FLOWS USED IN INVESTING ACTIVITIES                              (648)     (5,065)
                                                                ----------  ----------

CASH FLOWS PROVIDED (USED) IN FINANCING ACTIVITIES

  Advances from shareholders                                     (241,650)    141,012
  Convertible notes payable                                       (16,635)     (7,600)
  (Decrease) increase in loans payable                            (30,780)    (46,121)
  Note Payable                                                    (15,000)          -
  Issuance of capital stock                                       170,654     302,605
  Share issuance by Subsidiary                                    559,144           -
                                                                ----------  ----------


CASH FLOWS PROVIDED (USED) IN FINANCING ACTIVITIES                425,734     389,896
                                                                ----------  ----------

NET CHANGE IN CASH                                                   (226)      2,817

CASH - Beginning of year                                           11,610       8,793
                                                                ----------  ----------

CASH - End of year                                              $  11,384   $  11,610
                                                                ==========  ==========


================================================================================
                                                                              5.
                             See Accompanying Notes

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            MARCH 31, 2004 AND 2003
================================================================================

Non-cash  transactions:

During 2004, the Company entered into the following non-cash transactions:

     - The Company issued 1,700,000 common shares on post-consolidation basis for management services of $221,000.

     - The Company issued 1,041,000 common shares on post-consolidation basis for consulting services of $102,350.

     - The Company issued 450,000 common shares on post-consolidation basis as a loan repayment of $45,000.

     - The Company issued 10,000 common shares on post-consolidation basis as repayment of $1,000 on a note payable.

     - On March 17, 2004 the Company declared 75 per cent stock dividend to its shareholders. Shareholders of record April 7, 2004 receive 3 additional shares for every four shares held. The stock dividend effected as a stock split and the shareholders have received no monetary value.


During 2003, the Company entered into the following non-cash transactions:

     - The Company acquired certain assets of Real 1-on-1 Inc., a Toronto based online adult entertainment company by issuing 235,000 restricted common shares for a consideration of $58,750 (Note 12).

     - The Company granted 467,000 stock options at an exercise price of $0.25 per share with an intrinsic value of $14,000.

     - The Company issued 9,000,000 common shares on pre-consolidation basis (180,000 common shares on post-consolidation basis) for consulting services of $45,000.


================================================================================
                                                                              6.
/Continued...

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2004 AND 2003
===============================================================================

1.   NATURE  OF  COMPANY'S  OPERATIONS  AND  BASIS  OF  PRESENTATION

     Digital Rooster.com Ltd and its wholly owned subsidiaries Web Dream Inc., Avrada Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment.

     As at November 1, 2002 the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd.


     GOING  CONCERN  BASIS  OF  PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at March 31, 2004, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.


2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION

     a)   Basis  of  presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 21.

     b)   Use  of  estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2004 and March 31, 2003 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.


================================================================================
                                                                              7.
/Continued...

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2004 AND 2003
================================================================================

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

          Revenue from web traffic is recognised when all significant obligations are completed, the fees are fixed and determinable and collect ability of the fees is reasonable assured.

     d)   Property and equipment

          Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture  and  fixtures    -  20%  declining  balance
          Leasehold  improvements     -  20%  straight  line
          Computer  hardware          -  30%  declining  balance
          Computer  software          -  100%  declining  balance

          Property and equipment purchased during the period are amortized at one-half of the above stated rates.

     e)   Goodwill

          Effective January 1, 2002, goodwill is no longer amortized and is subject to an annual test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value the reporting unit's assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined using the estimated discontinued future flows of the reporting unit. Prior to January 1, 2002, goodwill was generally amortized over 20 years in all cases amortization did not exceed 40 years. Prior to 2003 Goodwill represented the value of the company's listing on a Canadian Stock Exchange. In 2004, Goodwill reflected the results of the investment in a formerly wholly owned subsidiary as described in Note 10.


================================================================================
                                                                              8.
/Continued...

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2004 AND 2003
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED


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


================================================================================
                                                                              9.
/Continued...

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2004 AND 2003
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED

     k)   Stock-based  compensation

          Effective June 1, 2002 the company adopted Section 3870 ("Stock-based Compensation and Other Stock-based payments") of the CICA Handbook. As permitted by Section 3870, the company has applied this change to awards granted on or after June 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features but to present pro forma expense for the same. However, direct awards of stock to employees and stock and stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock will be determined by the quoted market price of the company's stock.

     l)   Loss  per  share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. Fully diluted loss per share will not be calculated, as the effect on the loss per share would be anti-dilutive


================================================================================
                                                                             10.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

3.   PROPERTY  AND  EQUIPMENT

                                    As At March 31, 2004
                                    --------------------
                                         Accumulated   Net Carrying
                                Cost    Amortization      Amount
                              --------  -------------  -------------

     Furniture and equipment  $ 45,978  $      24,803  $      21,175

     Leasehold improvements      8,141          8,141              -

     Computer hardware         236,404        184,036         52,368

     Computer software          20,958         20,958              -
                              --------  -------------  -------------

                              $311,481  $     237,938  $      73,543
                              ========  =============  =============




                                    As At March 31, 2004
                                    --------------------
                                         Accumulated   Net Carrying
                                Cost    Amortization      Amount
                              --------  -------------  -------------

     Furniture and equipment  $ 45,330  $      19,590  $      25,740

     Leasehold improvements      8,141          6,779          1,362

     Computer hardware         236,404        161,593         74,811

     Computer software          20,958         20,958              -
                              --------  -------------  -------------

                              $310,833  $     208,920  $     101,913
                              ========  =============  =============


================================================================================
                                                                             11.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

4.   GOODWILL

                                                       2004        2003
                                                    ----------  ----------

     Cost as at March 31                            $       -   $ 341,195

     Less: Accumulated amortization                         -    (150,694)
                                                    ----------  ----------

                                                            -     190,501

     Amount allocated from dilution gain (Note 10)    234,840           -

     Less: Impairment of goodwill                    (234,840)   (190,501)
                                                    ----------  ----------


     Net Book Value as at March 31                  $       -   $       -
                                                    ==========  ==========

     During 2003, the Company reviewed the carrying value of Goodwill for impairment. The company determined that goodwill representing the value of the company's listing on a Canadian Stock Exchange is permanently impaired, as the main market for the company shares has been moved to the over the-counter bulletin board market ("OTC BB") in the United States. Accordingly, an appropriate amount has been recorded as an impairment charge in the statement of operations.

     In addition, during 2004, the Company determined that the Goodwill arising form the transaction described in Note 10 was impaired

5.   CONVERTIBLE  NOTES  PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the lenders, at a conversion rate of US $7.14 per common share for a total of approximately 11,200 common shares.

6.   LOANS  PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.

7.   NOTE  PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 was settled for $15,000 in cash in July 2003.


8.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2005.
     Accordingly  the  amount  due  was  classified  as  long  term.


================================================================================
                                                                             12.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

9.   CAPITAL  STOCK

     i)   Authorized

     Unlimited number of Common shares

     Issued - Common shares                               Number       Amount
     Balance as at April 1, 2002                       36,335,866   $1,770,726

     Issued for cash                                   34,877,357      224,116

     Issued for consulting services                     9,000,000       45,000

     Effect of consolidation of shares on 50:1 basis  (78,608,959)           -
                                                      ------------  ----------

                                                        1,604,264    2,039,842

     Issued for cash                                      526,400       59,240

     Issued for cash on exercise of options                77,000       19,250

     Issued on acquisition of  "Real 1-on-1 Inc."         235,000       58,750

     Stock options granted                                      -       14,000
                                                      ------------  ----------

     Balance as at March 31, 2003                       2,442,664    2,191,082

     Issued for cash                                    2,450,975      170,654

     Issued for consulting services                     1,041,000      102,350

     Issued for management services                     1,700,000      221,000

     Issued as loan repayment                             460,000       46,000
                                                      ------------  ----------

     Balance as at March 31, 2004                       8,094,639   $2,731,086
                                                      ============  ==========

During the 2003 Fiscal Year, the Company consolidated its common shares on 50:1 basis.

On March 17, 2004, the Company declared a 75 per cent split of the Company's Common Shares effected by means of a dividend. Every four outstanding whole common shares became entitled to three additional common shares. Share certificates representing the stock dividend were mailed on or after April 26, 2004 to shareholders of record as of the close of business on April 7, 2004. The effect of increasing by 75 per cent the number of Company's outstanding common shares is reflected in weighted average number of shares outstanding and earnings per share.


================================================================================
                                                                             13.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

9.   CAPITAL  STOCK  -  CONTINUED


     ii)  Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity adjusted for the stock dividend declared on March 17, 2004:

                                         Wt. Avg.                 Wt. Avg.
                                         Exercise    Options      Exercise
                               Number     Price    Exercisable     Price
                              ---------  --------  ------------  ---------

     Balance, March 31, 2002    38,810   $  12.50       34,920   $   12.50

     Cancelled                 (34,940)     12.50      (34,940)      12.50
     Granted                   467,000       0.25      467,000        0.25
     Exercised                 (77,000)      0.25      (77,000)       0.25
                              ---------  --------  ------------  ---------
     Balance, March 31, 2003   393,870   $   0.21      393,870   $    0.21

     Cancelled                (146,870)      0.25     (146,870)       0.25
     Granted                         -          -            -           -
     Exercised                       -          -            -           -
                              ---------  --------  ------------  ---------
     Balance, March 31, 2004   247,000   $   0.44      247,000   $    0.44
                              =========  ========  ============  =========



     Options  outstanding  and  exercisable  at  March  31, 2004 are as follows:

               Outstanding                                        Exercisable
               -----------                                        -----------
                                                                             Wt. Avg.
                              Expiry     Remaining     Wt. Avg.              Exercise
           Price   Number      Date        Life     Exercise Price  Number    Price
          -------  -------  -----------  ---------  --------------  -------  --------
             0.44  247,000  March, 2013          9            0.44  247,000      0.44

                   247,000                                          247,000
                   =======                                          =======


================================================================================
                                                                             14.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

9.   CAPITAL  STOCK  -  CONTINUED

iii) Fair  value

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

     The weighted average fair value of stock options granted during the year ended March 31, 2003 was $0.21 per share For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net income under Canadian GAAP, including the proforma effect of awards granted prior to June 1, 2002, would be reduced by $44,280 for the year ended March 31, 2003. Basic earnings-per-share figures would not have changed.

     No  stock  options  were  granted  during  the  year  ended March 31, 2004.

10.  GAIN  ON  DILUTION  OF  INVESTMENT  IN  SUBSIDIARY

     During the year, the Company's wholly owned subsidiary, Avarda Inc. ("Avrada"), issued from treasury 4,187,000 common shares for proceeds of $559,144. Each share of Avrada was issued with one common share purchase warrant attached, given the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement.
      In addition, the Company issued by way of dividend 1,335,869 common shares of Avrada to its shareholders. Subsequent to this dividend, the Company held 4,007,607 common shares of Avrada or 42.1 per cent of the issued and outstanding shares. This distribution was based on one common share of Avrada for every two common shares.

     The gain on dilution of Company's interest in Avrada of $234,840 was recognized in the financial statements of the Company. An equal amount was allocated to goodwill (Note 4).

     The 4,187,000 shares of Avrada were issued subsequent to the year-end, on May 17, 2004.

11.  REVENUE  -  BARTER  TRANSACTION

     There  were  no  barter  transactions  in  fiscal  years  2004  and  2003.

12.  ACQUISITION  OF  REAL  1-ON-1  INC  AND  IMPAIRMENT  OF  INTANGIBLES

     During 2003, the Company acquired certain assets of Real 1-on-1 Inc., a Toronto based online adult entertainment company, by issuing 235,000 common shares for a consideration of $58,750. Such common shares are not free trading as they are subject to restriction as to when they may be sold. Accordingly, this discount was applied to reflect the fair value of the share consideration. All consideration was in respect of customer contacts, business concepts and related intangible assets. At the 2003 year end, the Company assessed the value of its intangible assets acquired and determined that the value of these assets were impaired due to insignificant revenue generated and significant doubts on the Company's ability to successfully integrate the acquired assets with the existing business and achieve positive operating and cash flow results within a predictable time. Accordingly, the assets have been written down to $Nil.
     There  were  no  such  assets  acquired  in  the year ended March 31, 2004.


================================================================================
                                                                             15.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

13.  LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


14.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                                             March 31,    March 31,
                                                               2004         2003
                                                            -----------  -----------

     Decrease in accounts receivable                        $   37,784   $   57,390
     Decrease (increase) in prepaid and sundry receivables       5,196       (1,826)
     Decrease in deferred revenue                               (2,473)    (167,621)
     Increase in accounts payable and accrued liabilities      118,848      178,397
                                                            -----------  -----------

                                                            $  159,355   $   66,340
                                                            ===========  ===========

     Interest paid                                          $   25,431   $   41,208
                                                            ===========  ===========

15.  CONTINGENT  LIABILITIES

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

     b) In 2002, a claim for constructive dismissal was filed against the Company and its subsidiary seeking damages. The claim was settled in December 2003. The difference of previously accrued amount was recorded in the year ended March 31, 2004.


     c) In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest plaintiff claimed to have advanced by way of loan to the Company, whereas the monies clearly appear to have advanced to Jazz Monkey Media Inc so that Digital Rooster.com Ltd should have no liability. There was little activity in the claim and the outcome of the case is uncertain


================================================================================
                                                                             16.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

16.   LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on May 31st 2006.

     Future minimum payments for its operating leases as at March 31, 2004 are approximately as follows:

          2005                                           $83,000
          2006                                           $75,000
          2007                                           $12,000

17.  INCOME  TAXES

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                                     2004                 2003
                                                  ----------           ----------
                                                    Amount       %       Amount       %
                                                  ----------  -------  ----------  -------

     Combined statutory basic Canadian federal    $(360,000)  (36.60)  $(263,500)  (36.60)
       and provincial tax rates
     Loses for which no income tax benefits have   (360,000)   36.60    (263,500)   36.60
                                                  ----------  -------  ----------  -------
       been recorded and other permanent
       differences

                                                  $       -        -   $       -        -
                                                  ==========  =======  ==========  =======

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $3,140,000 to be

          2005                                                $   80,000
          2006                                                   133,000
          2007                                                   614,000
          2008                                                   771,000
          2009                                                 1,052,000
          2010                                                   490,000
          2011                                                   960,000
                                                              ----------

                                                              $4,100,000
                                                              ==========

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                             March 31,     March 31,
                                                                2004          2003
                                                            ------------  ------------

          Future income tax asset - Losses carried forward  $ 1,500,000   $ 1,150,000
          Valuation allowance                                (1,500,000)   (1,150,000)
                                                            ------------  ------------
          Net future income tax asset                       $         -   $         -
                                                            ============  ============

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.


================================================================================
                                                                             17.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

18.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

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


19.  RELATED  PARTY  TRANSACTIONS

     a) Computer expenses include $NIL (2003 - $123,535) paid to a company with common ownership. These charges were incurred in the normal course of operations and have been accounted for at an amount of consideration established and agreed to by the related parties.

     b) During the year, the Company's wholly owned subsidiary, Avrada Inc. ("Avrada"), issued from treasury 4,187,000 common shares, the majority of which were issued to the shareholders of the Company, for proceeds of $559,144. Each share of Avrada was issued with one common share purchase warrant attached, given the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement.

           In addition, the Company issued by way of dividend 1,335,869 common shares of Avrada to its shareholders. Subsequent to this dividend, the Company held 4,007,607 common shares of Avrada or 42.1 per cent of the issued and outstanding shares. This distribution was based on one common share of Avrada for every two common shares.

          The gain on dilution of Company's interest in Avrada of $234,840 was recognized in the financial statements of the Company. This corresponding entry to the dilution gain was recorded as goodwill and was subsequently written down as impairment (Note 10).

          The 4,187,000 shares of Avrada were issued subsequent to the year-end, on May 17, 2004.


================================================================================
                                                                             18.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

20.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                                         March 31,   March 31,
                                            2004        2003
                                         ----------  ----------

                    Sales
                    -----
                      Canada                    10%          4%
                      United States             90%         96%

                    Accounts receivable
                    -------------------
                      United States             93%        100%
                      Canada                     7%

21.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP"). The effects on the Company's financial statements resulting from these differences are summarized as follows:

          BALANCE SHEET

                                                                  March 31,    March 31,
                                                                    2004          2003
                                                                 -----------  ------------

          SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP               $ (901,667)  $(1,017,780)

          Adjustments to opening balances to reflect effect of:

           Goodwill on reverse takeover                                   -      (190,500)
                                                                 -----------  ------------

          Opening balance under U.S. GAAP, as adjusted             (901,667)   (1,208,280)

          Adjustments in respect of:
          Compensation expense for stock options                          -             -
          Equity - Paid in capital for compensation expense               -             -

          Impairment of goodwill                                          -       190,500

          Amortization of goodwill on reverse takeover                    -             -
                                                                 -----------  ------------

          SHAREHOLDERS' EQUITY UNDER U.S GAAP                    $ (901,667)  $(1,017,780)
                                                                 ===========  ============


================================================================================
                                                                             19.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

21.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued


     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME


                                                                              March 31,    March 31,
                                                                                2004         2003
                                                                             -----------  -----------

          NET LOSS UNDER CANADIAN GAAP                                       $ (983,035)  $ (720,061)

          Adjustments in respect of:

                 Impairment of goodwill                                               -      190,500
                                                                             -----------  -----------

                 Net income (loss) and comprehensive income under U.S. GAAP  $ (983,035)  $ (529,561)
                                                                             ===========  ===========

          Income (loss) per common share as per U.S. GAAP

          Basic

          -  Weighted average common shares outstanding                       7,359,209    2,540,846

                 -  Loss per share                                           $    (0.13)  $    (0.20)

     Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


================================================================================
                                                                             20.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

21.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     STATEMENT OF SHAREHOLDERS' EQUITY

     In  accordance  with  U.S.  GAAP,  a  statement of shareholders' equity is presented as follows:

                                                                                  Total
                                                                               Shareholders
                                                     Capital                      Equity
                                                      Stock       Deficit      (Deficiency)
                                                    ----------  ------------  --------------

     Balance, March 31, 2002                         1,770,726   (2,679,301)       (908,575)

     Issued during the year - for cash                 283,356            -         283,356

     Issued for cash on exercise of stock options       19,250       19,250

     Issued for consulting services                     45,000            -          45,000

     Issued on Acquisition of Real 1-on-1               58,750       58,750

     Stock options granted                              14,000       14,000

     Net Loss                                                -     (529,561)       (529,561)
                                                    ----------  ------------  --------------

     Balance, March 31, 2003                        $2,191,082  $(3,208,862)  $  (1,017,780)

     Issued during the year - for cash                 170,654            -         170,654

     Issued for consulting services                    102,350            -         102,350

     Issued for management services                    221,000            -         221,000

     Issued as a loan repayment                         46,000            -          46,000

     Net Income (Loss)                                       -     (983,035)       (983,035)
                                                    ----------  ------------  --------------

     Balance, March 31, 2004                        $2,731,086  $(4,191,897)  $  (1,460,811)
                                                    ==========  ============  ==============

     STATEMENTS  OF  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.


================================================================================
                                                                             21.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

21.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

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


================================================================================
                                                                             22.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

21.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued


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

     e) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          The  following  is  a  summary:

                     U.S. GAAP             Canadian GAAP
          ----------------------------  -------------------
          Deferred income taxes         Future income taxes

          Depreciation of tangible      Amortization
          capital assets

          Excess of cost over fair      Goodwill
          value of net assets acquired

          Reverse acquisition           Reverse takeover

     f)   Recent  accounting  pronouncements

          U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:


================================================================================
                                                                             23.
/Continued...

                            DIGITAL ROOSTER.COM LTD.

================================================================================

21.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

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


================================================================================
                                                                             24.

                            DIGITAL ROOSTER.COM LTD.

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

                                   "John A. van Arem"
                                   Chief Financial Officer of
                                   Digital  Rooster.com,  Ltd
                                   -------------------------------
                                            Registrant

Date: September 30, 2004
     --------------------------------

Print the name and title of the signing officer under this signature


================================================================================
                                                                             24.