Form 20-F
period 2005-03-31
Phinder Technologies Inc
filed 2005-06-30
CIK 1136386

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F


Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                    For the fiscal year ended March 31, 2005




                         Commission file number 00032559
                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                         AN ONTARIO, CANADA CORPORATION
              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
                       (416) 815-1771; FAX (416) 815-1259

PLEASE NOTE THAT ALL VALUES ARE EXPRESSED IN CANADIAN DOLLARS WITH US DOLLARS SHOWN IN THE BRACKETS.


3A. SELECTED FINANCIAL DATA
     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F2 Of this registration and Item 5 "Operating and Financial Review and Prospects".

               Year          Seven Months  Year          Year          Year          Year          Year
               Ended         Ended         Ended         Ended         Ended         Ended         Ended
               August 31/99  March 31/00   March 31/01   March 31/02   March 31/03   March 31/04   March 31, 2005
               Web Dream     Consolidated  Consolidated  Consolidated  Consolidated  Consolidated  Consolidated

Operations          Audited       Audited       Audited       Audited       Audited       Audited         Audited
Sales             1,821,413     1,409,764     2,508,122     1,227,878     1,479,254       465,812         199,794
Cost of Sales       765,944       578,265       737,562       348,525       529,820       122,055          32,277
Gross Profit      1,055,469       831,499     1,770,560       879,353       949,434       343,757         167,517
Expenses          1,191,187     1,265,191     2,659,616     1,914,661     1,744,495     1,326,792       1,027,593

Gain on dilution                                                                           67,000

Net Loss           -135,718      -433,692      -889,056    -1,035,308      -720,061      -916,035        -860,076

Income per
Share                 -0.67         -0.83         -1.44         -1.52         -0.20         -0.12           -0.07

Weighted
Average             203,594       522,889       619,179       681,247     2,540,846     7,359,209      12,135,646

BALANCE SHEET
INFORMATION

                     Year          Seven Months  Year          Year          Year          Year          Year
                     Ended         Ended         Ended         Ended         Ended         Ended         Ended
                     August 31/99  March 31/00   March 31/01   March 31/02   March 31/03   March 31/04   March 31, 2005
                     Web Dream     Consolidated  Consolidated  Consolidated  Consolidated  Consolidated  Consolidated
Current Assets             69,244       239,781       145,506       139,267        86,520        43,314          53,933
Capital Assets            108,253       125,297       184,876       135,304       101,913        73,543          57,463
Goodwill                                326,978       258,739       190,501
Due from
Jazz Monkey               255,207
Total Assets               77,477       917,263       589,121       465,072       188,433       116,857         111,396

Accounts Payable and
Accrued Liabilities        95,992       171,913       471,251       607,996       786,939       907,656       1,004,461
Income Tax Payable                        2,415         2,415         2,415         2,415             -               -
Deferred Revenue                         46,675        15,961       170,967         3,346           874           6,146
Loans Payable                            17,404        76,561        76,900        30,779             -          35,095
Due to Shareholders                      45,571        36,300       109,725       250,736         9,086         249,324
Note Payable                             90,000        90,000        90,000        15,000             -               -
Convertible Note                                                    125,144       117,544       100,908          89,146
Minority Interest                                                                                 1,000           1,000
Total Liabilities         157,222       356,574       692,488     1,183,147     1,206,213     1,019,524       1,385,172

Capital Stock             151,000     1,125,126     1,350,126     1,770,726     2,191,082     2,731,086       3,158,521

Contributed Surplus                                                                             540,144         601,676

Retained Earnings        -130,745      -564,437    -1,453,493    -2,488,801    -3,208,862    -4,173,897      -5,033,973

Equity                     20,255       560,689      -103,367      -718,075    -1,017,780      -902,667      -1,273,776
Liabilities and
Shareholders Equity       177,477       917,263       589,121       465,072       188,433       116,857         111,396

Item 3D

Risk Factors

We have recorded losses in our fiscal years 1999, 2000, 2001, 2002, 2003, 2004 and 2005.
Web Dream began operations as a company in February 1998 and recorded losses of $135,718 (94,907) for the period ended August 31, 1999, $433,692 (298,295).
Phinder Technology recorded the following losses in its consolidated statements. In the year ended March 31, 2000, $889,056 (563,514) in the year ended March 31, 2001, $1,035,308 (659,642) in the year ended March 31, 2002, 720,061 (490,070)
in the year ended March 31, 2003, 916,035 (698,997) in the year ended March 31, 2004 and $860,076 (711,034) in the year ended March 31, 2005. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development.
We expect to continue to incur losses on a monthly basis until approximately November 2005. There can be no assurance that we will not continue to incur losses after November 2005, or that any of our business strategies will be successful.

Our Independent accountants have expressed a going concern qualification in footnote # 1 to our audited financial statements. Because of our operating losses of the past six years and our working capital deficiency as at March 31, 2005, our continuance as a going concern is dependent upon our ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations.

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

Changes in laws and regulations regarding the dissemination of Content may restrict our ability to sell or license our products. While we have not been subject to any enforcement action to prohibit the dissemination of any of our content to our customers, many territories prohibit the publication of material defined as "obscene" or in similar terms. If a territory determines that our content is obscene according to their legal definition of that term, we may be prohibited from carrying on business in certain jurisdictions, and may be subject to criminal penalties. There can be no guarantee that we will not be faced with restrictions on carrying on all or part of our business in the future.

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

We may not be able to rise additional financing to sustain growth. Based on current projections, we will require additional financing in the amount of 500,000 (413,359) to $1,000,000(826,720) between November 2005 and March 2006.
We anticipate raising these funds through private placements of our securities with sophisticated investors. We have avoided obtaining debt financing but may have to pursue this option if we are unable to obtain equity financing on acceptable terms. If we are unable to obtain financing and cannot pay our debts as they come due, we may be forced to solicit a buyer for the company or be forced into bankruptcy by our creditors.

We are dependent on a small number of key personnel. We are dependent upon one key person: John A. van Arem. Mr. van Arem is knowledgeable about all aspects of our business and has developed relationships in the entertainment industry that facilitate our business and maintains on a day-to-day basis business relationships with service providers, customers, investors, and media. The loss of these individual could have a material adverse effect on our business. We have no key-man life insurance policies on this individual.

We may not be able to maintain our competitive position. The Internet entertainment industry involves rapid technological change and is characterized by intense and substantial competition. A number of our competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than we have. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect our profitability. Moreover, our success depends on maintaining a high quality of content. Competition for quality content in the Internet entertainment industry is intense. The lack of availability of unique quality content could adversely affect our business.

The entertainment industry is sensitive to economic conditions. When economic conditions are prosperous, entertainment industry revenues increase; conversely, when economic conditions are unfavorable, entertainment industry revenues decline. Any significant decline in general corporate conditions or the economy that affect consumer spending could have a material adverse effect on our business.

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

Item 4A.4
Information on the Company

In management's view there are three key components to success: exposure, conversion and retention. Phinder Technologies Inc has experienced the difficulties in competing in the online entertainment industry. Worldwide issues with charge-backs on credit cards have made doing business online more difficult, especially as it relates to any industry credit card companies refer to as high-risk, such as on line sales of pharmaceuticals, online gaming and entertainment. By levying heavy fines on merchants that exceed the 2.5% chargeback (a charge back is where a customer disputes the charge on their credit card statement and requests a refund from the bank which passes this on to the merchant) threshold, companies in the online entertainment industry have been forced to intensify the scrubbing of customer credit cards. Scrubbing is the any form of verification or elimination of groups of credit card users to reduce the overall charge back percentage. As such a large number of good customers are turned away to reduce chargeback by a fraction of one percent. For instance if the charge-backs from one country are percentage wise much higher than the average, i.e. if the average is 2% but one country has an average of 4.5%, the credit card processing company will simply disallow anyone from that country to use a credit card. This means that to get rid of this 4.5% of bad customers from that country 95.5% of good customers are also turned away.
This trend of intensified scrubbing has meant that the overall conversions meaning the percentage of people that buy your services versus the number that visit your site has dropped significantly and in many cases more than 50%. The cost of marketing and the cost of traffic has not really come down so the cost to acquire new customers virtually doubled in many cases.

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

Phinder Technologies Inc sought to get away from competing with everyone for the same eyeballs. Rather than engaging competitors using methods readily available to all, the company decided to create an audience as opposed to competing for the same one. Over one year ago the company started to explore the possibility of providing in room computers to hotels and with that turn-key internet access. In return the Company would keep all traffic and outsource mainstream content. The solution was rather costly.

At the same time, formerly wholly owned subsidiary Avrada Inc (Avrada) that spun-off to form a standalone company, obtained non-exclusive North American rights as well as exclusive European rights to provide directory services on the Telecenter device in hotel rooms. The completed software, the InterACT software platform bundled together with unique patented hardware and proprietary software that form the Telecenter Solution courtesy of Avrada's business partner iCit America Inc ("iCit)", provides hotel owners with a means of improving revenue, occupancy and guest satisfaction by first offering High Speed Internet Access in every hotel room, and then capitalizing on the unique captive audience that is created.

The device will be deployed in North America. Additionally Avrada acquired the exclusive distribution rights for the device in Europe, where Phinder Technologies Inc will also be contracted to provide the same services as in North America.

Phinder Technologies Inc will not only benefit from all the directory content it can provide through the devices but will additionally benefit from Avrada's growth as Phinder Technologies Inc remains a large shareholder in Avrada with over 4,000,000 shares currently giving it about a 40% stake in its formerly wholly owned subsidiary.

Phinder Technologies Inc launched the sale of its web presence package (Internet Bundle) in January 2005. After over one year of development the company is currently selling a package enabling small companies to create a web presence with its turn key package. The service is sold using telemarketing partners and the billing is done by various billing houses in the United States.

The product is currently not offered outside the United States and this is currently the sole focus of Phinder Technologies Inc. The company plans to expand its services offered in the online Business to Business realm in the near future.


Item 5A.1

Operating Results

Twelve Months Ended March 31, 2005 Compared to the Twelve Months Ended March 31, 2004

For the twelve months ended March 31, 2005 revenue was $199,794 (165,174) compared to $465,812 (355,446) for the period ending March 31, 2004.

Cost of sales was $32,277 (26,817) for the twelve months ended March 31, 2005 representing 16% of revenue for that period, compared to $122,055 (93,136) for the twelve months ended March 31, 2004 representing 26% of revenue for that period. The main reason for the decrease in cost of sales is attributable to decline in content sales and management focus on Internet Bundle, the new product introduced this year. The sales of Internet Bundle started in the first quarter of fiscal 2006.
The Company does not include the cost of its own employees in cost of services. The Company intends to decrease content sales, traffic and membership sales as being unprofitable, leaving Internet Bundle as a major source of revenue. The Company's overall cost of sales is expected to increase with increasing of Internet Bundle sales.

Administrative expenses were $530,188 (438,317) for the twelve months ended March 31, 2005 representing 265% of revenue, compared to $894,115 (682,270) for the twelve months ended March 31, 2004 representing 192% of revenue. The main reason for the decrease in an administrative expense is attributable to the decrease in revenue.

Selling expenses were $220,048 (181,918) for the period ended March 31, 2005 representing 110% of total revenue compared to $46,938 (35,816) for the period ended March 31, 2004 representing 10% of total revenue. The increase in selling expenses is attributable to Internet Bundle, the new product launched in January

2005. Selling expenses for Internet Bundle were $194,858 (161,093), representing 89% of the total of selling expenses.
Computer expenses were $102,535 ($84,768) in the twelve months ended March 31, 2005, representing 51% of revenue in that period, compared to $110,290 (84,159) in the twelve months ended March 31, 2004, representing 24% of revenue. Computer expenses have decreased due to the decrease in bandwidth rates.


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


Twelve Months Ended March 31, 2002 Compared to the Twelve Months Ended March 31, 2001

For the twelve months ended March 31, 2002 revenue was $ 1,227,878 (782,337) compared to $2,508,122 (1,590,439) for the period ending March 31, 2001. Cost of sales were $ 348,525 (218,306) for the twelve months ended March 31, 2002 representing 28% of revenue for that period, compared to $737,562 (467,699) representing 29% of revenue for the twelve months ended March 31, 2001. The main reason for the decrease in cost of sales is attributable to the decrease in revenue, the company's main focus for the twelve months ended March 31, 2002 was to concentrate on the development and launching of new products to increase their market share in the online entertainment sector. The buying and selling of traffic was very limited in the twelve months ended March 31, 2002. The Administrative expenses were $ 1,369,681 (857,927) for the twelve months ended March 31, 2002 to $ 1,318,372 (836,000) for the twelve months ended March 31, 2001 representing 53% of revenue. The administrative expenses remained relatively stable for both periods in light of the significant decrease in revenue. Selling expenses were $61,059 (38,246) for the period ended March 31, 2002 representing 5% of total revenue compared to $ 770,512 (488,594) representing 31% for the twelve months ended March 31, 2002. The decrease in selling expenses is attributable to the decrease in traffic sales. Computer expenses were $300,205 (188,039) in the twelve months ended March 31, 2002, representing 25% of revenue in that period, compared to $ 439,071 (278,422) for the twelve months ended March 31, 2001 representing 18% of total revenue for that period.

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


Item 5B

Liquidity and capital resources

Twelve Months ended March 31, 2005

Cash used in operating activities was $523,356 (432,669) for the twelve months ended March 31, 2005, primarily attributable to a net loss of $860,076 (711,042).

Cash provided by financing activities in the twelve months ended March 31, 2005 was $519,242 (429,268) consisting of $105,237 (87,001) increase in advances from shareholders, decrease in convertible notes payable of $8,461 (6,995), increase in loans payable of $35,095 (29,014) offset by increase in capital stock of $257,339 (212,747) and share issuance by subsidiary of $130,032 (107,500).

Cash used in investing activities for the twelve months ended March 31, 2005 was $4,547 (3,759).

Twelve Months ended March 31, 2004

Cash used in operating activities was $425,312 (324,541) for the twelve months ended March 31, 2004, primarily attributable to a net loss of $916,035 (698,997).

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

Twelve Months ended March 31, 2005 compared to Twelve Months ended March 31,
2004

Cash used in operating activities was $523,356 (432,669) for the twelve months ended March 31, 2005, primarily attributable to a net loss of $860,076 (711,042).
For the same period in 2004 cash used in operating activities was $584,667 (446,140), attributable to a net loss of $916,035 (698,997).

Cash provided by financing activities in the twelve months ended March 31, 2005 was $519,242 (429,268) consisting of $105,237 (87,001) increase in advances from shareholders, decrease in convertible notes payable of $8,461 (6,995), increase in loans payable of $35,095 (29,014) offset by increase in capital stock of $257,339 (212,747) and share issuance by subsidiary of $130,032 (107,500).

For the twelve months ended March 31, 2004 cash provided by financing activities was $425,734 (324,864) consisting of $241,650 (184,935) decrease in advances from shareholders, decrease in convertible notes payable of $16,635 (12,694), decrease in loans payable of $30,780 (123,487), decrease in note payable of $15,000 (11,446) offset by increase in capital stock of $ 170,654 (130,220) and share issuance by subsidiary of $559,144 (426,665).

Cash used in investing activities for the twelve months ended March 31, 2005 was $4,547 (3,759).

Cash used in investing activities for the twelve months ended March 31, 2004 was $648 (494).

We believe that our cash and cash requirements as at March 31, 2005 of $2,723(2,251) together with funds raised in recent financing activities and funds expected to be generated from operations and new product will be sufficient to meet our cash requirements through March 31, 2006. There can be no assurance that we will not require additional financing prior to that time.


Twelve Months ended March 31, 2004 compared to Twelve Months ended March 31,
2003

Cash used in operating activities was $425,312 (324,542) for the twelve months ended March 31, 2004, primarily attributable to a net loss of 916,035 (968,997). For the same period in 2003 cash used in operating activities was $382,014 (259,997), attributable to a net loss of $1,035,308 (659,641).

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

Seven Months ended March 31, 2000 Compared to the Twelve Months ended August 31, 1999

Cash used in operating activities was $355,456 ($244,484) for the seven months ended March 31, 2000, primarily attributable to a net loss of $433,692 ($298,296) and an increase in accounts receivable of $60,415 ($41,554) partially offset by an increase in accounts payable of $75,921 ($52,219) and an increase in deferred revenue of $46,674 ($32,103). Cash generated from operating activities for the same period in 1999 was $105,077 ($73,480) primarily attributable to net loss of $135,718 ($94,908), partially offset by an increase in accounts receivable of $53,171 ($37,183) and an increase in accounts payable of $57,174 ($39,325). Cash provided by financing activities for the seven months ended March 31, 2000 totaled $499,469 ($343,537) consisting of $632,931
($435,333) in net proceeds from the issuance of common shares pursuant to a private placement, an advance of $230,395 ($158,467) to Jazz Monkey Media Inc. at March 31, 2000. It was repaid in full by December 31, 2000. Cash used in financing activities in the twelve month period ended August 31, 1999 was $193,826 ($135,543) representing an advance of $38,638 ($27,020) to shareholders and an issuance of capital stock of $150,000 ($104,895).

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

We continually monitor developments in the online entertainment market and redevelop our strategic plan and products, and upgrade technology. However, we do not have formal research and development policies or a research and development budget and have not to date tracked funds spent on research and development. There can be no assurance that we will have sufficient resources to implement new products and technology could have a material adverse effect on our competitive position and our continued viability.

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

Item 6 A & C.  Directors, Senior Management and Employees

Each of the three directors was re-elected at the Corporation's Annual General Meeting of Shareholders held on December 24, 2004. Brad Estra, John A. van Arem and Wayne Doss will hold office until the next Annual General Meeting or until there successors are elected. We do not maintain insurance for the benefit of our directors and officers against liabilities incurred by them in their capacity as directors or officers. We do not maintain key man life insurance. There is no family relationship between or among any of our directors and executive officers. None of our directors has a contract with us providing for benefits upon termination of his position as a director.

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

Wayne Doss, 50, is an independent management consultant, formerly President & Chief Executive Officer of Keller Ladders, Inc. and Biltbest of California, Inc. (formerly Keller Industries, Inc) from 1993 to December 31, 1999.

John A. van Arem, 46, became the President, Director and Chairman of the Board of the Corporation in December 1999. He has been the President of Web Dream Inc. since February 1998. Mr. van Arem is responsible for overall management of the Corporation and its subsidiaries. From 1992 to the present, Mr. van Arem has been operating the online entertainment business that was incorporated as Web Dream Inc. in 1998. From 1986 to 1992, Mr. van Arem owned and operated a successful framing contracting company in Ontario, Canada.


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

6B.       COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Our directors do not receive any cash compensation from the Corporation for acting as directors. They receive stock options periodically as determined by the board and senior management, but there is no formal policy regarding such grants. All such grants are subject to the terms of our stock option plan, discussed under "Employees" below. In fiscal 2005, no stock options were granted to any of directors, senior managers or employees.
In March 2005, John A. van Arem received 1,200,000 common shares of the Company as a compensation for management fees.

The following table and notes show the compensation paid by us to John Alexander van Arem for 2004 fiscal year.

Name      Year  Salary    Other        Number of      Value of
                          Annual       Common Shares  Common Shares
                          Compen       Issued         Issued
                          Sation
---------------------------------------------------------------------
John A.   2005  $   0(1)  $11,856 (2)      1,200,000  $    141,000(3)
van Arem

(1) In the fiscal year 2004, Mr. van Arem's total salary for twelve months was $0.
(2)  Represents a monthly car allowance of $988.
(3) In April 2005, John A. van Arem received 1,200,000 common shares of the Company for the total value of $141,000 as a compensation for management fees.


6E.       SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table shows the share ownership of Directors and Senior Management as of March 31, 2004.

NAME                      NUMBER OF SHARES        PERCENTAGE OF
                                OWNED           OUTSTANDING SHARES
John A.  van Arem           2,149,000 (1)(2)                    10%

Wayne Doss                    372,500 (3)                        2%

Brad Estra                    337,500 (3)                        2%

     (1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".
     (2) The number of shares owned includes 217,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.14. These options were granted on March 26, 2003 and expire on March 26, 2013.
     (3) The number of shares owned includes 70,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.14.

6D.       EMPLOYEES

As of March 31, 2005, we had 2 full-time employees, compared to 4 at March 31, 2004. This reduction is attributable to management's decision to reduce overhead. All of our full-time employees are located in Toronto and occupy accounting or administrative positions. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for qualified personnel required in our business in particular is often intense, and there can be no assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

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

NAME                   NUMBER OF SHARES           PERCENTAGE OF
                             OWNED                 OUTSTANDING
                                                      SHARES
John A. van Arem           2,149,000 (1)(2)                  10%
Monteque Limited           2,000,000 (1)                      9%
Shibumi Inc.               1,650,000 (1)                      7%

     (1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".
     (2) The number of shares owned includes 217,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.14. These options were granted on March 26, 2003 and expire on March 26, 2013.


7B.       RELATED PARTY TRANSACTIONS

In fiscal 2004 the Company's wholly owned subsidiary, Avrada Inc. ("Avrada"), issued from treasury 4,187,000 common shares for proceeds of $559,144. Each share of Avrada was issued with one common share purchase warrant attached, given the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement. As at March 31, 2005, the options are expired.
The company recorded a dilution gain of $67,000, a minority interest of $1,000 and a contributed surplus of $491,144.

In fiscal 2005, Avrada bought back 1,000,000 common shares for $135,000. In fiscal 2005, Avrada issued from treasury 1,212,815 common shares for proceeds of $130,032. Each share of Avrada was issued with one common share purchase warrant attached, given the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement.
     Subsequent  to  this, the Company held 4,007,607 common shares of Avrada or
40.4  per  cent  of  the  issued  and  outstanding  shares


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


     We owed Mr. van Arem and Mr. Korculanic an aggregate of $249,324 as at March 31, 2005. This amount is unsecured, bears no interest and has no fixed term of repayment. (See Note 7 to our financial statements beginning at page F-1 of this registration statement.)

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


DIVIDEND POLICY

     On February 27, 2004, the Company issued by way of dividend 1,335,869 common shares of Avrada, formerly wholly owned subsidiary of the Company, to the Company's shareholders. This distribution was based on one common share of Avrada for every two common shares held.
     On March 17, 2004, the Company issued 75 per cent stock split for its shareholders of record on April 7, 2004 issued on April 26, 2004. The shares were issued on April 26, 2004.
The Company did not pay any cash dividends in the last fiscal period and the Board of Directors does not contemplate doing so in the foreseeable future. We believe that it is in the best interests of the Corporation and its shareholders to retain all earnings to fund operations and growth.


LEGAL PROCEEDINGS

     There are currently two material claims pending against us. If we lose either of these suits or enter into settlements requiring us to pay cash, our liquidity and financial position could be adversely affected over the short term.


In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest plaintiff claimed to have advanced by way of loan to the Company, whereas the monies clearly appear to have advanced to Jazz Monkey Media Inc so that Phinder Technologies Inc should have no liability. There was little activity in the claim and the outcome of the case is uncertain

In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

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

TRADING MARKET
     Our common shares trade on over-the-counter bulletin board market ("OTC BB") in the United States with the trading symbol " PHDTF ". In Canada our common shares trade "over-the-counter" on the Canadian Unlisted Board ("CUB") with the trading symbol "ROOS" (formerly "SMRL") and CUSIP # 71879N108. The CUB system was implemented in November 2000. It is only available to traders and brokers for reporting trades that they have arranged in unlisted and unquoted equity securities in Ontario. No real-time quotes or trades are available to the public.

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

Part III

Item 17.  FINANCIAL STATEMENTS

Audited Financial Statements                                           Page
Phinder Technologies Inc.
For the year ended March 31, 2005 and 2004
Auditors' Report                                                        F1

Financial Statements and Notes                                       F2 - F15

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)


                             MARCH 31, 2005 AND 2004

                         (EXPRESSED IN CANADIAN DOLLARS)


                                    CONTENTS

                                                                            PAGE


Auditors' Report                                                            1


Consolidated Financial Statements:

    Consolidated Balance Sheets                                             2

    Consolidated Statements of Deficit                                      3

    Consolidated Statements of Operations                                   4

    Consolidated Statements of Cash Flows                                   5

    Notes to Consolidated Financial Statements                              7

                                AUDITORS' REPORT

To the Shareholders of
Phinder Technologies Inc. (formerly known as Digit Rooster.com Ltd.)

We have audited the consolidated balance sheets of Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd. as at March 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2005 and 2004 and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario                                            Mintz & Partners LLP
June 17, 2005                                              CHARTERED ACCOUNTANTS


                       CANADA - U.S. REPORTING DIFFERENCES

(a)  Going  Concern  Basis  of  Presentation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are effected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

(b)  Comments  By  Auditor

Our report to the shareholders dated June 17, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Toronto, Ontario                                            Mintz & Partners LLP
June 17, 2005                                              CHARTERED ACCOUNTANTS

                       PHINDER TECHNOLOGIES INC.
              (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED BALANCE SHEETS


FOR THE YEARS ENDED MARCH 31,                    2005          2004
                                                            (NOTE 16)
-----------------------------------------------------------------------

                             A S S E T S
                             -----------
CURRENT
  Cash                                       $     2,723   $    11,384
  Accounts receivable                              9,365        18,396
  Prepaids and sundry receivables                 41,845        13,534
                                             ------------  ------------

                                                  53,933        43,314

PROPERTY AND EQUIPMENT (Note 3)                   57,463        73,543
                                             ------------  ------------

                                             $   111,396   $   116,857
                                             ============  ============

                        L I A B I L I T I E S
                        ---------------------

CURRENT
  Accounts payable and accrued liabilities   $ 1,004,461   $   907,656
  Deferred revenue                                 6,146           874
  Convertible notes payable (Note 4)              89,146       100,908
  Loans payable (Note 5)                          35,095             -
                                             ------------  ------------
                                               1,134,848     1,009,438

DUE TO SHAREHOLDERS (Note 6)                     249,324         9,086

MINORITY INTEREST (Note 8)                         1,000         1,000
                                             ------------  ------------

                                               1,385,172     1,019,524
                                             ------------  ------------

                 S H A R E H O L D E R S' DEFICIENCY
                 -----------------------------------

CAPITAL STOCK (Note 7)                         3,158,521     2,731,086

CONTRIBUTED SURPLUS (Note 8)                     601,676       540,144

DEFICIT                                       (5,033,973)   (4,173,897)
                                             ------------  ------------

                                              (1,273,776)     (902,667)
                                             ------------  ------------

                                             $   111,396   $   116,857
                                             ============  ============

APPROVED  ON  BEHALF  OF  THE  BOARD

_________________________________________

--------------------------------------------------------------------------------
                              See Accompanying Notes                          2.

                    PHINDER TECHNOLOGIES INC.
           (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
               CONSOLIDATED STATEMENTS OF DEFICIT


FOR THE YEARS ENDED MARCH 31,                 2005          2004
                                                         (NOTE 16)
--------------------------------------------------------------------
DEFICIT - beginning of year

As previously reported                    $(4,191,897)  $(3,208,862)
Correction of accounting error (Note 16)       67,000             -
Change of accounting policy (Note 2)          (49,000)      (49,000)
                                          ------------  ------------
                                           (4,173,897)   (3,257,862)

Net loss                                     (860,076)     (916,035)
                                          ------------  ------------

DEFICIT - End of year                     $(5,033,973)  $(4,173,897)
                                          ============  ============

--------------------------------------------------------------------------------
                              See Accompanying Notes                          3.

                    PHINDER TECHNOLOGIES INC.
          (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
              CONSOLIDATED STATEMENTS OF OPERATIONS


FOR THE YEARS ENDED MARCH 31,                  2005         2004
                                                          (NOTE 16)
--------------------------------------------------------------------
REVENUES                                   $   199,794   $  465,812

COST OF REVENUES                                32,277      122,055
                                           ------------  -----------

GROSS PROFIT                                   167,517      343,757
                                           ------------  -----------

EXPENSES

  Administrative                               530,188      894,115
  Selling                                      220,048       46,938
  Management fees                              132,018      221,000
  Computer                                     102,535      110,290
  Interest                                      22,177       25,431
  Amortization                                  20,627       29,018
                                           ------------  -----------


                                             1,027,593    1,326,792
                                           ------------  -----------

NET LOSS - before under noted items           (860,076)    (983,035)

  Gain on dilution (Note 8)                          -       67,000
                                           ------------  -----------

NET LOSS                                   $  (860,076)  $ (916,035)
                                           ============  ===========

LOSS PER SHARE (Note 9)                    $     (0.07)  $    (0.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES    12,135,646    7,359,209

--------------------------------------------------------------------------------
                              See Accompanying Notes                          4.

                               PHINDER TECHNOLOGIES INC.
                     (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                         CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED MARCH 31,                                      2005        2004
                                                                            (NOTE 16)
--------------------------------------------------------------------------------------
OPERATING ACTIVITIES

  Net loss                                                      $(860,076)  $(916,035)

  Adjustment for non-cash items:
  Amortization of property and equipment                           20,627      29,018
  Management fees paid by issuance of shares                       17,500     221,000
  Consulting services paid by issuance of shares                  107,975     102,350
  Consulting services paid by issuance of subsidiary shares        17,500           -
  Rent paid by issuance of shares                                  41,322           -
  Employee stock option expense                                    49,000           -
  Settlement of debt by issuance of shares                              -      46,000
  Dilution gain (Note 8)                                                -     (67,000)
                                                                ----------  ----------
                                                                 (606,152)   (584,667)
  Changes in non-cash balances related to operations (Note 10)     82,796     159,356
                                                                ----------  ----------

CASH FLOWS (USED IN) OPERATING ACTIVITIES                        (523,356)   (425,311)
                                                                ----------  ----------

INVESTING ACTIVITIES

  Additions to property and equipment                              (4,547)       (648)
                                                                ----------  ----------

CASH FLOWS USED IN INVESTING ACTIVITIES                            (4,547)       (648)
                                                                ----------  ----------

FINANCING ACTIVITIES

  Advances from shareholders                                      105,237    (241,650)
  Convertible notes payable                                        (8,461)    (16,636)
  Increase (decrease) in loans payable                             35,095     (30,779)
  Note payable                                                          -     (15,000)
  Issuance of capital stock                                       257,339     170,654
  Share issuance by subsidiary                                    130,032     559,144
                                                                ----------  ----------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                       519,242     425,733
                                                                ----------  ----------

NET CHANGE IN CASH                                                 (8,661)       (226)

CASH - Beginning of year                                           11,384      11,610
                                                                ----------  ----------

CASH - End of year                                              $   2,723   $  11,384
                                                                ==========  ==========

--------------------------------------------------------------------------------
                              See Accompanying Notes                          5.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             MARCH 31, 2005 AND 2004

--------------------------------------------------------------------------------

Non-cash  transactions:




During 2005, the Company entered into the following non-cash transactions:

     - The Company issued 2,659,500 common shares for consulting services of $107,975.

     -    The Company issued 70,000 common shares for rent of $41,322.

     - The Company issued 650,000 common shares for management services of $17,500.

     - The Company issued 175,000 common shares of its subsidiary for consulting services of $17,500.

     - The Company issued 20,000 common shares as repayment of $3,301 on a convertible note payable.

     - The Company bought back 1,000,000 shares of its subsidiary, Avrada Inc for $135,000. The amount payable was adjusted against advances from shareholders.




During 2004, the Company entered into the following non-cash transactions:

     - The Company issued 1,700,000 common shares for management services of $221,000.

     - The Company issued 1,041,000 common shares for consulting services of $102,350.

     - The Company issued 460,000 common shares on settlement of debt of $46,000.

     - The Company issued 10,000 common shares as repayment of $1,000 on a note payable.

     - On March 17, 2004 the Company declared 75 per cent stock dividend to its shareholders. Shareholders of record April 7, 2004 receive 3 additional shares for every four shares held. The stock dividend effected as a stock split and the shareholders have received no monetary value.

--------------------------------------------------------------------------------
/Continued...                                                                 6.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

1.   NATURE  OF  COMPANY'S  OPERATIONS  AND  BASIS  OF  PRESENTATION

     On February 1, 2005 the Company changed its name from Digital Rooster.com Ltd. to Phinder Technologies Inc.

     Phinder Technologies Inc. (the "Company"), formerly known as Digital Rooster.com Ltd., and its wholly owned subsidiaries Avrada Inc., Web Dream Inc., Bill Media Inc. and Pizay Investments Inc. derive their revenue also from the license of video content, monthly subscriptions to the website content and TeleCenter hotel advertising.

     In October 2004, the Company incorporated a new wholly owned US based subsidiary named Axcess Internet Solutions Inc. The subsidiary provides subscriptions to YellowPages.biz, an online business directory that includes web hosting, unlimited Internet access, web based email and a customized web site.


     GOING  CONCERN  BASIS  OF  PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at March 31, 2005, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.


2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION

     a)   Basis  of  presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 17.

     b)   Change  in  accounting  policy

          Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. This change results in an increase of $49,000 to the 2004 deficit and an increase of $49,000 to the 2004 contributed surplus. See also Note 7 (b).

--------------------------------------------------------------------------------
/Continued...                                                                 7.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED

     c)   Use  of  estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2005 and 2004 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.

     d)   Revenue  recognition

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

          Revenue from web traffic is recognized when all significant obligations are completed, the fees are fixed and determinable and collectability of the fees is reasonably assured.

     e)   Property and equipment

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

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.

--------------------------------------------------------------------------------
/Continued...                                                                 8.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

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


     i)   Non-monetary  transactions

          Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830
          ("Non-monetary  transactions")  of  the  CICA  Handbook.


     j)   Stock-based  compensation

          Employees

          For stock-based compensation issued to employees, the Company recognizes an expense. The Company accounts for its grants in accordance with the fair value-based method of accounting for stock-based compensation.

          Non-employees

          For stock-based compensation issued to non-employees, the Company recognizes an asset or expense based on the fair value of the equity instrument issued.


     k)   Loss  per  share

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

--------------------------------------------------------------------------------
/Continued...                                                                 9.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

3.   PROPERTY  AND  EQUIPMENT


                                As At March 31, 2005
                         --------------------------------------
                                    Accumulated   Net Carrying
                           Cost    Amortization      Amount
                         --------  -------------  -------------
Furniture and equipment  $ 45,978  $      29,038  $      16,940

Leasehold improvements      8,141          8,141              -

Computer hardware         240,952        200,429         40,523

Computer software          20,958         20,958              -
                         --------  -------------  -------------

                         $316,029  $     258,566  $      57,463
                         ========  =============  =============


                                As At March 31, 2004
                         --------------------------------------
                                    Accumulated   Net Carrying
                           Cost    Amortization      Amount
                         --------  -------------  -------------
Furniture and equipment  $ 45,978  $      24,803  $      21,175

Leasehold improvements      8,141          8,141              -

Computer hardware         236,404        184,036         52,368

Computer software          20,958         20,958              -
                         --------  -------------  -------------

                         $311,481  $     237,938  $      73,543
                         ========  =============  =============

--------------------------------------------------------------------------------
/Continued...                                                                10.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

4.   CONVERTIBLE  NOTES  PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within the current fiscal year. The notes are convertible, at the option of the lenders, at a conversion rate of US $7.14 per common share for a total of approximately 11,200 common shares.

5.   LOANS  PAYABLE

     The loans payable consist of US$25,000 that is unsecured, bear no interest and have no fixed terms of repayment and US$5,000 that is unsecured, bear annual interest of 9% and is due on August 15, 2005.


6.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before September 1, 2006.

--------------------------------------------------------------------------------
/Continued...                                                                11.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

7.   CAPITAL  STOCK

a) Authorized

Unlimited number of common shares

Issued and outstanding                  Number   Carrying amount
                                    ----------  ----------------
Balance as at April 1, 2003          2,442,664  $      2,191,082

Issued for cash                      2,450,975           170,654

Issued for consulting services       1,041,000           102,350

Issued for management services       1,700,000           221,000

Issued as loan repayment               460,000            46,000
                                    ----------  ----------------

Balance as at March 31, 2004         8,094,639         2,731,086

Additional shares issued (i)         4,738,590                 -

Issued for cash                      6,106,768           257,338

Issued for consulting services       2,659,500           107,975

Issued for management services         650,000            17,500

Issued for rent                         70,000            41,322

Issued as note payable repayment        20,000             3,300
                                    ----------  ----------------

Balance as at March 31, 2005        22,339,497  $      3,158,521
                                    ==========  ================


On March 17, 2004, the Company declared a 75 percent split of the Company's Common Shares effected by means of a dividend. Every four outstanding whole common shares became entitled to three additional common shares. Share certificates representing the stock dividend were mailed on or after April 26, 2004 to shareholders of record as of the close of business on April 7, 2004. The effect of increasing the number of Company's outstanding common shares by 75 percent is reflected in the weighted average number of shares outstanding and earnings per share.

(i) Additional shares issued represents the net of the 6,110,490 shares issued on 75 percent stock split and subsequent cancellation of 1,371,900 shares.

--------------------------------------------------------------------------------
/Continued...                                                                12.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

7.   CAPITAL  STOCK  -  CONTINUED


     b)   Stock  -  based  compensation

          The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The Company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against the deficit for this plan is $49,000 for 2004. In respect to the effect of the change in accounting policy see Note 2.

          The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in March 2003: dividend yield of nil; expected volatility of 170 percent, risk-free interest rate of 4.0 percent and expected life of 0 years. A summary of the status of the company's stock option plan as of March 31, 2004 and 2005, and changes during the years ending on those dates is presented below.

          Presented below is a summary of stock option plan activity adjusted for the stock split declared on March 17, 2004:

                                             Wt. Avg.                  Wt. Avg.
                                             Exercise     Options      Exercise
                                   Number      Price    Exercisable     Price
                                  ---------  ---------  ------------  ---------
Balance, April 1, 2003             689,273   $    0.21      689,273   $    0.14

Cancelled                         (257,023)       0.14     (257,023)       0.14
Granted                                  -           -            -           -
Exercised                                -           -            -           -
                                  ---------  ---------  ------------  ---------
Balance, March 31, 2004 and 2005   432,250   $    0.14      432,250   $    0.14
                                  ---------  ---------  ------------  ---------

     Options  outstanding  and  exercisable  at  March  31, 2005 are as follows:

       Outstanding                                          Exercisable
       -----------                                          -----------
                                                                         Wt. Avg.
                      Expiry     Remaining     Wt. Avg.                  Exercise
Price    Number        Date        Life     Exercise Price    Number      Price
-----  -----------  -----------  ---------  --------------  -----------  --------
 0.14      432,250  March, 2013          8            0.14      432,250      0.14

       -----------                                          -----------
           432,250                                              432,250
       ===========                                          ===========

     As a result of the stock split declared on March 17, 2004 the number of stock options increased by 75 percent and accordingly the exercise price decreased by 75 percent.

--------------------------------------------------------------------------------
/Continued...                                                                13.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

7.   CAPITAL  STOCK  -  CONTINUED


     No stock options were granted during the years ended March 31, 2004 and 2005.

8.   CONTRIBUTED  SURPLUS

Avrada common shares issued for cash in Fiscal 2004               $ 491,144

Stock option compensation - change in accounting policy (Note 2)     49,000
                                                                  ----------

Balance as at March 31, 2004                                        540,144

Buyback of shares                                                  (135,000)

Issued for cash                                                     130,032

Issued for consulting services                                       17,500

Stock-based compensation                                             49,000
                                                                  ----------

Balance as at March 31, 2005                                      $ 601,676
                                                                  ==========


     In fiscal 2004 the Company's wholly owned subsidiary, Avrada Inc. ("Avrada"), issued from treasury 4,187,000 common shares for proceeds of $559,144. The company recorded a dilution gain of $67,000, a minority interest of $1,000 and contributed surplus of $491,144. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement. As at March 31, 2005, the options have expired.

     In fiscal 2005, Avrada bought back 1,000,000 common shares for $135,000. In addition, Avrada issued 1,212,815 common shares from treasury for proceeds of $130,032. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for a period of one year from the date of the agreement. In Fiscal 2005, 175,000 common shares of Avrada were issued in return for consulting services of $17,500. The resultant dilution gain for these three transactions was insignificant and has not been recorded.


9.   LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.

--------------------------------------------------------------------------------
/Continued...                                                                14.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

10.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     Changes  in  non-cash  operating  items:

                                                        March 31,    March 31,
                                                          2005         2004
                                                       -----------  -----------
Decrease in accounts receivable                        $    9,031   $   37,784
(Increase) decrease in prepaid and sundry receivables     (28,311)       5,196
Increase (decrease) in deferred revenue                     5,272       (2,472)
Increase in accounts payable and accrued liabilities       96,804      118,848
                                                       -----------  -----------

                                                       $   82,796   $  159,356
                                                       ===========  ===========

Interest paid                                          $   22,177   $   25,431
                                                       ===========  ===========


11.  CONTINGENT  LIABILITIES

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


     b) In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest plaintiff claimed to have advanced by way of loan to the Company, whereas the monies clearly appear to have advanced to Jazz Monkey Media Inc so that Phinder Technologies Inc. should have no liability. There was little activity in the claim and the outcome of the case is uncertain.


12.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on May 31st 2007.

     Future minimum payments for its operating leases as at March 31, 2005 are approximately as follows:

          2006               $  75,000
          2007               $  72,000
          2008               $  12,000

--------------------------------------------------------------------------------
/Continued...                                                                15.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

13.  INCOME  TAXES

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                            2005                 2004
                                    ------------------   -------------------
                                      Amount       %       Amount       %
                                    ----------  -------  ----------  -------
Combined statutory basic Canadian
  federal and provincial tax rates  $(300,000)  (36.12)  $(360,000)  (36.60)
Loses for which no income tax
  benefits have been recorded and
  other permanent differences        (300,000)   36.12    (360,000)   36.60
                                    ----------  -------  ----------  -------

                                    $       -        -   $       -        -
                                    ==========  =======  ==========  =======

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $ 4,850,000 to be applied against future taxable income. The losses expire as follows:

          2006               $  133,000
          2007                  614,000
          2008                  771,000
          2009                1,052,000
          2010                  490,000
          2011                  960,000
          2015                  830,000
                             ----------
                             $4,850,000
                             ==========

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                   March 31,     March 31,
                                                      2005          2004
                                                  ------------  ------------
Future income tax asset - Losses carried forward  $ 1,800,000   $ 1,500,000
Valuation allowance                                (1,800,000)   (1,500,000)
                                                  ------------  ------------
Net future income tax asset                       $         -   $         -
                                                  ============  ============

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.

--------------------------------------------------------------------------------
/Continued...                                                                16.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

14.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

          (i)  Accounts  receivable

               The carrying amount is equal to the fair value due to the liquidity of the assets.

        (iii) Accounts payable, convertible notes payable, loans payable and due to shareholders

               The fair value of accounts payable, convertible notes payable, loans payable and due to shareholders is not equal to carrying value, as the amounts are non-interest bearing. As the amounts have no terms of repayment, the fair value cannot be calculated with any degree of certainty.


15.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                     March 31,   March 31,
                        2005        2004
                     ----------  ----------
Sales
-------------------
  Canada                    31%         10%
  United States             69%         90%

Accounts receivable
-------------------
  United States             74%         93%
  Canada                    26%          7%

--------------------------------------------------------------------------------
/Continued...                                                                17.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

16.  CORRECTION  OF  ACCOUNTING  ERROR

     The consolidated financial statements as at March 31, 2004 and for the year then ended have been corrected for an accounting error made regarding the recognition of minority interest, contributed surplus, dilution gain and goodwill on the issuance of 4,187,000 common shares from treasury of the company's subsidiary, Avrada Inc. ("Avrada") for proceeds of $559,144.

     As a result of the above correction, comparative amounts for minority interest balance has been decreased from $559,144 to $1,000 and the contributed surplus amount has been increased from $Nil to $491,144 in the consolidated balance sheet, and the impairment of goodwill has been decreased from $234,840 to $Nil and the gain on dilution has been reduced from $234,840 to $67,000 in the consolidated statements of operations.


17.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP"). The effects on the Company's financial statements resulting from these differences are summarized as follows:

     BALANCE  SHEET

                                                            March 31,     March 31,
                                                               2005         2004
                                                           ------------  -----------
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP                   $(1,273,776)  $ (902,667)

Adjustments in respect of accounting changes - Note 17(a)

Correction of accounting error - Note 16                        67,000      (67,000)
Change of accounting policy - Note 2(b)                        (49,000)      49,000
                                                           ------------  -----------

SHAREHOLDERS' EQUITY UNDER U.S GAAP                        $(1,255,776)  $ (920,667)
                                                           ============  ===========

--------------------------------------------------------------------------------
                                                                             18.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

17.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                              March 31,     March 31,
                                                                 2005         2004
                                                             ------------  -----------
NET LOSS UNDER CANADIAN GAAP                                 $  (860,076)  $ (916,035)

Adjustments in respect of:

Correction of accounting error - Note 16                          67,000      (67,000)
Change of accounting policy - Note 2(b)                          (49,000)      49,000
                                                             ------------  -----------

Net (loss) income and comprehensive income under U.S. GAAP   $  (842,076)  $ (934,035)
                                                             ============  ===========


INCOME (LOSS) PER COMMON SHARE AS PER U.S. GAAP

Basic

- Weighted average common shares outstanding                  12,135,646    7,359,209

    - Loss per share                                         $     (0.07)  $    (0.13)

     Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


     DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP AND ADDITIONAL DISCLOSURE


     a)   Accounting changes

          In accordance with Canadian GAAP, the effect of a correction of an accounting error and a change in accounting policy [Note 7(b)] is recorded retroactively by restating prior year's financial statements.

          U.S. GAAP requires, with some exceptions, that retroactive application of accounting changes be given "Catch up" adjustment treatment without restatement of prior years. The cumulative effect of such change should be included in the statements of operations for the period in which the change is made.

     b)   Accounts receivable

          U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

          The Company has not recorded any such allowance for the periods presented in these financial statements.

--------------------------------------------------------------------------------
/Continued...                                                                19.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

17.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued


     c) Information as to products, geographic markets, significant estimates and concentrations

          United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 15.


     d) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

The  following  is  a  summary:

         U.S. GAAP                  Canadian GAAP
----------------------------     -------------------
Deferred income taxes            Future income taxes

Depreciation of tangible         Amortization
capital assets

Excess of cost over fair         Goodwill
value of net assets acquired

--------------------------------------------------------------------------------
/Continued...                                                                20.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

17.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     e)   Recent  accounting  pronouncements

          U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

          (i) In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities ("VIEs") by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment at risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise that has the majority of the risks or rewards associated with the VIE. In December 2003, the FASB issued a revision to FIN 46, Interpretation No. 46R ("FIN 46R"), to clarify some of the provisions of FIN 46, and to defer certain entities from adopting until the end of the first interim or annual reporting period ending after March 15, 2004. Application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. We believe we have no arrangements that would require the application of FIN 46R. We have no material off-balance sheet arrangements.

         (ii) In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement improves and clarifies financial reporting for derivative instruments and hedging activities under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". Management does not expect that the adoption of SFAS 149 will have a material effect on the Company's operations or financial position.


         (iii) In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (the "Statement"). The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company's consolidated financial statements.

--------------------------------------------------------------------------------
/Continued...                                                                21.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

17.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

         (iv) In December 2004, the Financial Accounting Standard Boards ("FASB") issues Statements No. 123 (R), Share - Based Payments which will require compensation costs related to share based payment transactions to be recognized in the financial statements. As permitted by the predecessor Statement No. 123, we do not recognize compensation expense with respect to stock options we have issued because the option price was no greater than the market price at the time the option was issued. Statement 123(R) will be effective for us in our fiscal quarter beginning January 1, 2006. We have not completed an evaluation of the impact of Adopting Statements 123 (R).

          (v) In November 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 03 -13, "Applying the Conditions in Paragraph 42 of FASB Statement No 144, "Accounting for the impairment or Disposal of Long Lived Assets," in Determining Whether to Report Discontinued Operations. The adoption of the new pronouncements will not have a material impact on our financial position or results of operations.

         (vi) In November 2004, the FASB issued Statement No. 151 Inventory costs, an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. Statement No. 151 will be effective for our fiscal year beginning January 1,2006, and its adoption will not have a material impact on our financial position or Results of operations.

--------------------------------------------------------------------------------
                                                                             22.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)


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