Form 20-F/A
period 2004-03-31
Phinder Technologies Inc
filed 2005-08-25
CIK 1136386

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 20-F/ A
                                  Amendment #1


Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                    For the fiscal year ended March 31, 2004




                        Commission file number 00032559
                            PHINDER TECNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                         AN ONTARIO, CANADA CORPORATION
              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
                       (416) 815-1771; FAX (416) 815-1259

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
                    August 31/99   March 31/00   March 31/01   March 31/02   March 31/03   March 31/04
                     Web Dream    Consolidated   Consolidated  Consolidated  Consolidated  Consolidated

Operations          Audited       Audited        Audited       Audited       Audited       Audited
Sales                  1,821,413     1,409,764      2,508,122     1,227,878     1,479,254       465,812
Cost of Sales            765,944       578,265        737,562       348,525       529,820       122,055
Gross Profit           1,055,469       831,499      1,770,560       879,353       949,434       343,757
Expenses               1,191,187     1,265,191      2,659,616     1,914,661     1,788,775     1,337,592

Settlement of debt                                                                (75,000)

Gain on dilution                                                                                 67,000

Net Income              -135,718      -433,692       -889,056    -1,035,308      -764,341      -926,835

Income per
Share                      -0.38         -0.47          -0.82         -0.87         -0.30         -0.13

Weighted
Average                  356,290       915,056      1,083,563     1,192,182     2,540,846     7,359,209

BALANCE SHEET
INFORMATION

Current Assets          69,244    239,781     145,506      139,267      86,520      43,314
Capital Assets         108,253    125,297     184,876      135,304     101,913      73,543
Goodwill                          326,978     258,739      190,501
Due from Jazz Monkey              255,207
Total Assets            77,477    917,263     589,121      465,072     188,433     116,857

Accounts Payable and
Accrued Liabilities     95,992    171,913     471,251      607,996     788,808     907,656
Income Tax Payable                  2,415       2,415        2,415           -           -
Deferred Revenue                   46,675      15,961      170,967       3,346         874
Loans Payable                      17,404      76,561       76,900      30,779
Due to Shareholders                45,571      36,300      109,725     250,736       9,086
Note Payable                       90,000      90,000       90,000      15,000
Convertible Note                                           125,144     117,544     100,908
Minority Interest                                                                    1,000
Total Liabilities      157,222    356,574     692,488    1,183,147   1,206,213   1,019,524

Capital Stock          151,000  1,125,126   1,350,126    1,770,726   2,191,082   2,731,086

Contributed Surplus                                                     44,280     546,224

Retained Earnings     -130,745   -564,437  -1,453,493  - 2,488,801  -3,253,142  -4,179,977

Equity                  20,255    560,689    -103,367     -718,075  -1,017,780    -902,667
Liabilities and
Shareholders Equity    177,477    917,263     589,121      465,072     188,433     116,857

Item 3D

Risk Factors

We have recorded losses in our fiscal years 1999, 2000, 2001, 2002, 2003 and 2004. Web Dream began operations as a company in February 1998 and recorded losses of $135,718 ($94,907) for the period ended August 31, 1999, $433,692
($298,295) in the year ended March 31, 2000, $889,056 ($563,514)in the year ended March 31, 2001, $1,035,308 ($659,642) in the year ended March 31, 2002,
$764,341 (520,208) in the year ended March 31, 2003, $926,835 (707,238) in the year ended March 31, 2004. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development.
We expect to continue to incur losses on a monthly basis until approximately November 2004. There can be no assurance that we will not continue to incur losses after November 2004, or that any of our business strategies will be successful.

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

In management's view there are three key components to success: exposure, conversion and retention. Phinder Technologies Inc. has experienced the difficulties in competing in the online entertainment industry. Worldwide issues with charge-backs on credit cards have made doing business online more difficult, especially as it relates to any industry credit card companies refer to as high-risk, such as on line sales of pharmaceuticals, online gaming and adult entertainment online. By levying heavy fines on merchants that exceed the 2.5% chargeback (a charge back is where a customer disputes the charge on their credit card statement and requests a refund from the bank which passes this on to the merchant) threshold, companies in the online adult entertainment industry have been forced to intensify the scrubbing of customer credit cards. Scrubbing is the any form of verification or elimination of groups of credit card users to reduce the overall charge back percentage. As such a large number of good customers are turned away to reduce chargeback by a fraction of one percent. For instance if the charge-backs from one country are percentage wise much higher than the average, i.e if the average is 2% but one country has an average of 4.5%, the credit card processing company will simply disallow anyone from that country to use a credit card. This means that to get rid of this 4.5% of bad customers from that country 95.5% of good customers are also turned away.
This trend of intensified scrubbing has meant that the overall conversions meaning the percentage of people that buy your services versus the number that visit your site has dropped significantly and in many cases more than 50%. The cost of marketing and the cost of traffic has not really come down so the cost to acquire new customers virtually doubled in many cases.

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

Phinder Technologies Inc. sought to get away from competing with everyone for the same eyeballs. Rather than engaging competitors using methods readily available to all, the company decided to create an audience as opposed to competing for the same one. Over one year ago the company started to explore the possibility of providing in room computers to hotels and with that turn-key internet access. In return the Company would keep all adult traffic and outsource mainstream content. The solution was rather costly.

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

The device will be deployed in North America. Additionally Avrada acquired the exclusive distribution rights for the device in Europe, where Phinder Technologies will also be contracted to provide the same services as in North America. The device contains a magnetic card reader, which will match use of a credit card to the name of the guest in a room, nearly eliminating charge-backs.

Phinder Technologies Inc. will not only benefit from all the content it can provide through the devices but will additionally benefit from Avrada's growth as Phinder Technologies Inc. remains a large shareholder in Avrada with over 4,000,000 shares currently giving it about a 40% stake in its formerly wholly owned subsidiary.


Item 5A.1

Operating Results

Twelve Months Ended March 31, 2004 Compared to the Twelve Months Ended March 31, 2003

For the twelve months ended March 31, 2004 revenue was $ 465,812 (355,446) compared to $1,479,254 (1,006,775) for the period ending March 31, 2003. The significant decline in revenue was mainly attributable to the decrease in sales volume and prices. Also as a result of the unfavorable US exchange rate (1.3105 in year 2004 compared to 1.4693 in 2003), the revenue was decreased by $56,445.

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

Administrative expenses were $904,915 (690,511) for the twelve months ended March 31, 2004 representing 194% of revenue, compared to $962,693 (655,205) for the twelve months ended March 31, 2003 representing 65% of revenue. The main reason for the decrease in an administrative expense is attributable to the decrease in revenue.
Total decrease in administrative expenses was 6.0% [$904,915 (690,511) in fiscal 2004 compared to $962,693 (655,205) in fiscal 2003]. Salaries and company's common stock trading fees are the part of administrative expenses. Decline in revenue had an impact of 5% decrease in salaries [$408,004 (US$ 277,686) in year 2003 comparing to $387,008 (US$ 295,313) in 2004]. The decrease in salaries was partly offset by an increase in fees related to company's common stock trading [$35,669 (US $24,276) in year 2003 comparing to $47,062 (US $35,911) in 2004].
Revenue does not have an impact on the common stock trading fees. There was no material change in other administrative expenses as a result of change in revenue other then salaries.

Stock options compensation included in administrative expenses represent the following. The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.The company accounts for stock options granted in accordance with the fair value based method of accounting for stock based compensation. The compensation loss that has been charged to income for this plan is $44,280 and $10,800 for 2003 and 2004 respectively.

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

Contributed surplus, dilution gain and a minority interest in 2004 fiscal year represents the following. During the year, the Company's wholly owned subsidiary, Avrada Inc. ("Avrada"), issued from treasury 4,187,000 common shares for proceeds of $559,144. The company recorded a dilution gain of $67,000, a minority interest of $1,000 and contributed surplus of $491,144.


Twelve Months Ended March 31, 2003 Compared to the Twelve Months Ended March 31, 2002

For the twelve months ended March 31, 2003 revenue was $ 1,479,254 (1,006,775) compared to $ 1,227,878 (782,337)for the period ending March 31, 2002. Cost of sales were $ 529,820 (360,593) for the twelve months ended March 31, 2003 representing 36% of revenue for that period, compared to $ 348,525 (218,306) representing 28% of revenue for the twelve months ended March 31, 2002. The main reason for the increase in cost of sales is attributable to the increase in revenue, the company's main focus for the twelve months ended March 31, 2003 was to concentrate on the development and launching of new products to increase their market share in buying and selling of traffic. The Administrative expenses were $ 962,693 (655,205) for the twelve months ended March 31, 2003 representing 65% of revenue, compared to $1,369,681 (857,927) for the twelve months ended March 31, 2002 representing 53% of revenue. The main reason for the increase in an administrative expense is attributable to the increase in revenue. Selling expenses were $103,398 (70,372) for the period ended March 31, 2003 representing 7% of total revenue compared to $61,059 (38,246) representing 5% for the twelve months ended March 31, 2002. The Selling expenses remained relatively stable for both periods. Computer expenses were $ 316,010 (215,075) in the twelve months ended March 31, 2003, representing 21% of revenue in that period, compared to $300,205 (188,039) for the twelve months ended March 31, 2002 representing 25% of total revenue for that period.

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


Item 5B

Liquidity and capital resources

Twelve Months ended March 31, 2004

Cash used in operating activities was $425,311 (324,541) for the twelve months ended March 31, 2004, primarily attributable to a net loss of $926,835 (707,238).

Cash provided by financing activities in the twelve months ended March 31, 2004 was $425,733 (324,864) consisting of $241,650 (184,935) decrease in advances from shareholders, decrease in convertible notes payable of $16,636 (12,694), decrease in loans payable of $30,779 (123,487), decrease in note payable of $15,000 (11,446) offset by increase in capital stock of $ 170,654 (130,220) and share issuance by subsidiary of $559,144 (426,665).

Cash used in investing activities for the twelve months ended March 31, 2004 was $648 (494).
The company has very limited resources. In order to meet company's short cash requirements, management intends to raise capital by issuing additional common shares of the company. We anticipate raising these funds through private placements of company securities with sophisticated investors. We have avoided obtaining debt financing but may have to pursue this option if we are unable to obtain equity financing on acceptable terms. We may experience difficulty in obtaining funding on favorable terms, if at all. Any financing we might obtain may contain covenants that restrict our freedom to operate our business or may require us to issue securities that have rights, preferences or privileges senior to our common stock and may dilute current shareholders' ownership interest in the Company. To the extent that we require financing and are unable to obtain it, we would be forced to significantly curtail our operations. The company did not have any hedging activities.
The company does not have any material commitments for capital expenditures.

Twelve Months ended March 31, 2003

Cash used in operating activities was $382,014 (259,997) for the twelve months ended March 31, 2003, primarily attributable to a net loss of $ $764,341 (520,208).

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



Twelve Months ended March 31, 2004 compared to Twelve Months ended March 31,
2003

Cash used in operating activities was $425,311 (324,542) for the twelve months ended March 31, 2004, primarily attributable to a net loss of 926,835 (707,238). For the same period in 2003 cash used in operating activities was $382,014 (259,997), attributable to a net loss of $764,341 (520,208).

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



Twelve Months ended March 31, 2003 Compared to Twelve Months ended March 31,
2002

Cash used in operating activities was $382,014 (259,997) for the twelve months ended March 31, 2003, primarily attributable to a net loss of $ $764,341 (520,208). For the same period in 2002 cash used in operating activities was $633,978 (403,936), attributable to a net loss of $ 1,035,308 (659,641).

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

Name        Year   Salary      Other     Number of       Value of
                              Annual     Common Shares   Common Shares
                              Compen     Issued          Issued
                              sation
-----------------------------------------------------------------------
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

Part III

Item 17.  FINANCIAL STATEMENTS

Audited Financial Statements
                                                                        Page
Phinder Technologies Inc.
(Formerly known as Digital Rooster.com Ltd.)
For the year ended March 31, 2004 and 2003
Auditors' Report                                                         F1

Financial Statements and Notes                                         F2 - F15

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)


                             MARCH 31, 2004 AND 2003

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

                                AUDITORS' REPORT

To the Shareholders of
Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd.)


We have audited the consolidated balance sheets of Phinder Technologies Incas at March 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years ended March 31, 2004, 2003 and 2002. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian Generally Accepted Accounting Principles and the standards of Public Company Accounting Oversight Board of the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2004 and 2003 and the results of operations and its cash flows for the years ended March 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.


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

(b)  Comments  by  Auditor

Our report to the directors dated August 5, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Toronto, Ontario.
August 5, 2004
                                                        /S/ MINTZ & PARTNERS LLP
                                                           CHARTERED ACCOUNTANTS

                         PHINDER TECHNOLOGIES INC.
               (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                    CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31,                                   2004          2003
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
                                             ============  ============

                       L I A B I L I T I E S
                       ---------------------

CURRENT
  Accounts payable and accrued liabilities   $   907,656   $   788,808
  Deferred revenue                                   874         3,346
  Convertible notes payable (Note 5)             100,908       117,544
  Loans payable (Note 6)                               -        30,779
                                             ------------  ------------


                                               1,009,438       940,477

NOTE PAYABLE (Note 7)                                  -        15,000

DUE TO SHAREHOLDERS (Note 8)                       9,086       250,736

MINORITY INTEREST (Note 10)                        1,000             -
                                             ------------  ------------

                                               1,019,524     1,206,213
                                             ------------  ------------

                  S H A R E H O L D E R S' DEFICIENCY
                  -----------------------------------

CAPITAL STOCK (Note 9)                         2,731,086     2,191,082

CONTRIBUTED SURPLUS (Note 10)                    546,224        44,280

DEFICIT                                       (4,179,977)   (3,253,142)
                                             ------------  ------------

                                                (902,667)   (1,017,780)
                                             ------------  ------------

                                             $   116,857   $   188,433
                                             ============  ============

APPROVED ON BEHALF OF THE BOARD

--------------------------------------


================================================================================
                             See Accompanying Notes                           2.

                       PHINDER TECHNOLOGIES INC.
             (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                  CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED MARCH 31,                2004          2003
===================================================================
DEFICIT - beginning of year

As previously reported                   $(3,208,862)  $(2,488,801)

Change of accounting policy [Note 2(b)]      (44,280)            -
                                         ------------  ------------

As restarted                              (3,253,142)   (2,488,801)

Net loss                                    (926,835)     (764,341)
                                         ------------  ------------

DEFICIT - end of year                    $(4,179,977)  $(3,253,142)
                                         ============  ============


================================================================================
                             See Accompanying Notes                           3.

                             PHINDER TECHNOLOGIES INC.
                    (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                       CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MARCH 31,                   2004         2003          2002
===================================================================================

REVENUES (Note 11)                           $  465,812   $1,479,254   $ 1,227,878

COST OF SALES                                   122,055      529,820       348,525
                                             -----------  -----------  ------------

GROSS PROFIT                                    343,757      949,434       879,353
                                             -----------  -----------  ------------

EXPENSES

    Administrative                              904,915      962,693     1,369,681
    Computer                                    110,290      316,010       300,205
    Selling                                      46,938      103,398        61,059
    Interest                                     25,431       41,208        56,378
    Amortization of property and equipment       29,018       38,456        59,099
    Management fees                             221,000       77,759             -
    Impairment of intangibles (Note 12)               -       58,750             -
    Impairment of goodwill (Note 4)                   -      190,501             -
    Amortization of goodwill                          -            -        68,239
                                             -----------  -----------  ------------

                                              1,337,592    1,788,775     1,914,661
                                             -----------  -----------  ------------

NET LOSS - before under noted items            (993,835)    (839,341)   (1,035,308)

    Gain on dilution (Note 10)                   67,000            -             -

    Settlement of Debt (Note 7)                       -      (75,000)            -
                                             -----------  -----------  ------------

    NET LOSS                                 $ (926,835)  $ (764,341)  $(1,035,308)
                                             ===========  ===========  ============

LOSS PER SHARE (Note 13)                     $    (0.13)  $    (0.30)  $     (0.87)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES                              7,359,209    2,540,846     1,192,182


================================================================================
                             See Accompanying Notes                           4.

                                PHINDER TECHNOLOGIES INC.
                       (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                          CONSOLIDATED STATEMENT OF CASH FLOWS

AS AT MARCH 31,                                         2004        2003         2002
=========================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss                                         $(926,835)  $(764,341)   (1,035,308)
    Adjustment for non-cash items:
    Amortization of property and equipment              29,018      38,456        59,099
    Management fees paid by issuance of shares         221,000           -             -
    Consulting services paid by issuance of shares     102,350      45,000             -
    Stock option compensation                           10,800      44,280             -
    Settlement of debt by issuance of shares            46,000           -             -
    Dilution gain (Note 10)                            (67,000)          -             -
    Impairment of goodwill                                   -     190,501             -
    Amortization of goodwill                                 -           -        68,239
    Settlement of debt                                       -     (75,000)            -
    Impairment of intangibles                                -      58,750             -
    Expenses paid by issuance of stock options               -      14,000             -
                                                     ----------  ----------  ------------
                                                      (584,667)   (448,354)     (907,970)

    Changes in non-cash balances related to
    operations (Note 14)                               159,356      66,340       273,992
                                                     ----------  ----------  ------------

CASH FLOWS USED IN OPERATING ACTIVITIES               (425,311)   (382,014)     (633,978)
                                                     ----------  ----------  ------------

CASH FLOWS USED INVESTING ACTIVITIES

    Additions to capital assets                           (648)     (5,065)       (9,527)
                                                     ----------  ----------  ------------

CASH FLOWS USED IN INVESTING ACTIVITIES                   (648)     (5,065)       (9,527)
                                                     ----------  ----------  ------------

CASH FLOWS PROVIDED (USED) IN FINANCING ACTIVITIES

    Advances (from) to shareholders                   (241,650)    141,012        73,424
    Convertible notes payable                          (16,635)     (7,600)      125,144
    (Decrease) increase in loans payable               (30,780)    (46,121)          339
    Note payable                                       (15,000)          -             -
    Issuance of capital stock                          170,654     302,605       420,600
    Share issuance by subsidiary                       559,144           -             -


CASH FLOWS PROVIDED BY
FINANCING ACTIVITIES                                   425,733     389,896       619,507
                                                     ----------  ----------  ------------

NET CHANGE IN CASH                                        (226)      2,817       (23,998)

CASH - Beginning of year                                11,610       8,793        32,791
                                                     ----------  ----------  ------------

CASH - End of year                                   $  11,384   $  11,610   $     8,793
                                                     ==========  ==========  ============


================================================================================
                             See Accompanying Notes                           5.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002
================================================================================

Non-cash  transactions:

During 2004, the Company entered into the following non-cash transactions:

     - The Company issued 1,700,000 common shares on post-consolidation basis for management services of $221,000.

     - The Company issued 1,041,000 common shares on post-consolidation basis for consulting services of $102,350.

     -    The  Company  recognized  stock  options compensation loss of $10,800.

     - The Company issued 460,000 common shares on post-consolidation basis on settlement of debt of $46,000.

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

     -    The  Company  recognized  stock  options compensation loss of $44,280.


No non-cash transactions were entered into in 2002.


================================================================================
/Continued                                                                    6.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

1.   NATURE  OF  COMPANY'S  OPERATIONS  AND  BASIS  OF  PRESENTATION

     Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd) and its wholly owned subsidiaries Web Dream Inc., Avrada Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment.
     On November 1, 2002 the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd.
     On February 1, 2005 the Company changed its name from Digital Rooster.com Ltd. to Phinder Technologies Inc.

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

     a.)  Basis  of  presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 21.

     b.)  Change  in  accounting  policy

          Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. This change results in an increase of $44,280 and $10,800 to the net loss of the 2003 and 2004 fiscal years respectively; an increase of $44,280 to the opening 2004 deficit and an increase of $55,080 and $44,280 to the 2003 and 2004 contributed surplus respectively.

     c.)  Use  of  estimates

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

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED

     d.)  Revenue  recognition

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

     e)   Property  and  equipment

          Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture  and  fixtures     -  20%  declining  balance
          Leasehold  improvements      -  20%  straight  line
          Computer  hardware           -  30%  declining  balance
          Computer  software           -  100%  straight  line

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


================================================================================
/Continued                                                                    8.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

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

     j)   Intangible  assets

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

     k)   Non-monetary  transactions

          Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830
          ("Non-monetary  transactions")  of  the  CICA  Handbook.


================================================================================
/Continued                                                                    9.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

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


================================================================================
/Continued                                                                   10.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

3.   PROPERTY  AND  EQUIPMENT

                                        As At March 31, 2004
                                        ---------------------
                                             Accumulated       Net Carrying
                                Cost        Amortization          Amount
                              --------  ---------------------  -------------
     Furniture and equipment  $ 45,978  $              24,803  $      21,175

     Leasehold improvements      8,141                  8,141              -

     Computer hardware         236,404                184,036         52,368

     Computer software          20,958                 20,958              -
                              --------  ---------------------  -------------

                              $311,481  $             237,938  $      73,543
                              ========  =====================  =============


                                        As At March 31, 2003
                                        ---------------------
                                             Accumulated       Net Carrying
                                Cost        Amortization          Amount
                              --------  ---------------------  -------------
     Furniture and equipment  $ 45,330  $              19,590  $      25,740

     Leasehold improvements      8,141                  6,779          1,362

     Computer hardware         236,404                161,593         74,811

     Computer software          20,958                 20,958              -
                              --------  ---------------------  -------------

                              $310,833  $             208,920  $     101,913
                              ========  =====================  =============


================================================================================
/Continued                                                                   11.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

4.   GOODWILL

                                        2003
                                     ----------
     Cost as at March 31             $ 341,195
     Less: Accumulated amortization   (150,694)
                                     ----------

                                       190,501

     Less: Impairment of goodwill     (190,501)
                                     ----------

     Net Book Value as at March 31   $       -
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


================================================================================
/Continued                                                                   12.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

9.   CAPITAL  STOCK

     i)   Authorized

     Unlimited number of Common shares

     Issued - Common shares                              Number     Carrying amount
                                                      ------------  ----------------
     Balance as at April 1, 2002                       36,335,866   $      1,770,726

     Issued for cash                                   34,877,357            224,116

     Issued for consulting services                     9,000,000             45,000

     Effect of consolidation of shares on 50:1 basis  (78,608,959)                 -
                                                      ------------  ----------------

                                                        1,604,264          2,039,842

     Issued for cash                                      526,400             59,240

     Issued for cash on exercise of options                77,000             19,250

     Issued on acquisition of  "Real 1-on-1 Inc."         235,000             58,750

     Stock options granted                                      -             14,000
                                                      ------------  ----------------

     Balance as at March 31, 2003                       2,442,664          2,191,082

     Issued for cash                                    2,450,975            170,654

     Issued for consulting services                     1,041,000            102,350

     Issued for management services                     1,700,000            221,000

     Issued as loan repayment                             460,000             46,000
                                                      ------------  ----------------

     Balance as at March 31, 2004                       8,094,639   $      2,731,086
                                                      ============  ================

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


================================================================================
/Continued                                                                   13.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

9.   CAPITAL  STOCK  -  CONTINUED


   ii)  Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock based compensation. The compensation loss that has been charged to income for this plan is $44,280 and $10,800 for 2003 and 2004 respectively.

     The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in March 2003: dividend yield of nil; expected volatility of 170 percent, risk-free interest rate of 4.0 percent and expected life of 2 years. A summary of the status of the company's stock option plan as of March 31, 2003 and 2004, and changes during the years ending on those dates is presented below.

                                         Wt. Avg.                 Wt. Avg.
                                         Exercise     Options     Exercise
                               Number      Price    Exercisable     Price
                              ---------  ---------  ------------  ---------
     Balance, April 1, 2002     38,810   $   12.50       38,810   $   12.50

     Cancelled                 (34,940)      12.50      (34,940)      12.50
     Granted                   467,000        0.25      467,000        0.25
     Exercised                 (77,000)       0.25      (77,000)       0.25
                              ---------  ---------  ------------  ---------
     Balance, March 31, 2003   393,870   $    0.37      393,870   $    0.37

     Cancelled                (146,870)       0.25     (146,870)       0.25
     Granted                                     -            -           -
     Exercised                       -           -            -           -
                              ---------  ---------  ------------  ---------
     Balance, March 31, 2004   247,000   $    0.44      247,000   $    0.44
                              =========  =========  ============  =========


     Options outstanding and exercisable at March 31, 2004 are as follows:

            Outstanding                                          Exercisable
            -----------                                          -----------
                                                                              Wt. Avg.
                           Expiry     Remaining     Wt. Avg.                  Exercise
     Price    Number        Date         Life    Exercise Price    Number      Price
     -----  -----------  -----------  ---------  --------------  -----------  --------
      0.44      247,000  March, 2013          9            0.44      247,000      0.44

            -----------                                          -----------
                247,000                                              247,000
            ===========                                          ===========


================================================================================
/Continued                                                                   14.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

9.   CAPITAL  STOCK  -  CONTINUED


     No  stock  options  were  granted  during  the  year  ended March 31, 2004.

10.  CONTRIBUTED  SURPLUS

     Stock option compensation -change in accounting policy (Note 2)   $44,280
                                                                       --------

     Balance March 31, 2003                                              44,280

     Avrada common shares issued for cash during the year              $491,144

     Stock option compensation - change in accounting policy (Note 2)    10,800
                                                                       --------

     Balance as at March 31, 2004                                      $546,244
                                                                       ========

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

11.  REVENUE  -  BARTER  TRANSACTION

     There were no barter transactions in fiscal years 2004 and 2003. The Company entered into barter transactions with a notional value of $923,358 during the year ended March 31, 2002. As the fair value of the barter transactions was not determinable, the barter transactions have not been reflected in the financial statements.

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


================================================================================
/Continued                                                                   15.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

13.  LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


14.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes in non-cash operating items:

                                                             March 31,    March 31,    March 31,
                                                               2004         2003         2002
                                                            -----------  -----------  -----------
     Decrease (increase) in accounts receivable             $   37,784   $   57,390   $  (59,371)
     Decrease (increase) in prepaid and sundry receivables       5,196       (1,826)      41,612
     Decrease (increase)  in deferred revenue                   (2,473)    (167,621)      99,794
     Increase in accounts payable and accrued liabilities      118,848      178,397      191,957
                                                            -----------  -----------  -----------

                                                            $  159,355   $   66,340   $  273,992
                                                            ===========  ===========  ===========

     Interest paid                                          $   25,431   $   41,208   $   56,378
                                                            ===========  ===========  ===========

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

     Future minimum payments for its operating leases as at March 31, 2004 are approximately as follows:

          2005                                       $    83,000
          2006                                       $    75,000
          2007                                       $    12,000


================================================================================
/Continued                                                                   16.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

17.  INCOME  TAXES


     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                        2004                  2003                  2002
                                      --------              --------               -------
                                 Amount       %        Amount       %        Amount       %
                               ----------  --------  ----------  --------  ----------  --------
     Combined statutory basic
     Canadian federal and
     provincial tax rates      $(360,000)   (36.60)  $(263,500)   (36.60)  $(399,600)   (38.60)

     Losses for which no
     income tax benefits
     have been recorded and
     other permanent
     differences                (360,000)    36.60    (263,500)    36.60    (399,600)   (38.60)
                               ----------  --------  ----------  --------  ----------  --------

                               $                 -   $                 -   $                 -
                               ==========  ========  ==========  ========  ==========  ========

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $4,100,000 to be applied against future taxable incomes. The losses expire as follows:

          2005                                 $       80,000
          2006                                        133,000
          2007                                        614,000
          2008                                        771,000
          2009                                      1,052,000
          2010                                        490,000
          2011                                        960,000
                                               --------------

                                               $    4,100,000
                                               ==============

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                             March 31,     March 31,     March 31,
                                                                2004          2003          2002
                                                            ------------  ------------  ------------
          Future income tax asset - Losses carried forward  $ 1,500,000   $ 1,150,000   $ 1,113,000
          Valuation allowance                                (1,500,000)   (1,150,000)   (1,113,000)
                                                            ------------  ------------  ------------
          Net future income tax asset                       $         -   $         -   $         -
                                                            ============  ============  ============

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.


================================================================================
/Continued                                                                   17.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

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

          The company recorded a dilution gain of $67,000, a minority interest of $1,000 and contributed surplus of $491,144 (Note 10).

          In addition, the Company issued by way of dividend 1,335,869 common shares of Avrada to its shareholders. This distribution was based on one common share of Avrada for every two common shares of the Company. Subsequent to this dividend, the Company held 4,007,607 common shares of Avrada or 42.1 per cent of the issued and outstanding shares.


================================================================================
/Continued                                                                   18.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

20.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                          March 31,   March 31,   March 31,
                             2004        2003        2002
                          ----------  ----------  ----------
     Sales
     -----
     Canada                      10%          4%          4%
     United States               90%         96%         96%

     Accounts receivable
     -------------------
     United States               93%        100%        100%
     Canada                       7%


21.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP"). The effects on the Company's financial statements resulting from these differences are summarized as follows:

BALANCE  SHEET

                                                             March 31,    March 31,     March 31,
                                                               2004          2003         2002
                                                            -----------  ------------  -----------
     SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP               $ (902,667)  $(1,017,780)  $ (718,075)

     Adjustments to opening balances to reflect effect of:

     Correction of prior period - compensation expenses-             -             -     (130,680)
         -paid in capital                                            -             -      130,680

     Goodwill on reverse takeover                                    -      (190,501)    (258,739)
                                                            -----------  ------------  -----------

     Opening balance under U.S. GAAP, as adjusted             (902,667)   (1,208,281)    (976,814)

     Adjustments in respect of:

     Amortization of goodwill on reverse takeover                    -             -       68,239

     Compensation expense for stock options                          -             -      (87,120)
     Equity - Paid in capital for compensation expense               -             -       87,120

     Impairment of goodwill                                          -       190,501            -
                                                            -----------  ------------  -----------
     SHAREHOLDERS' EQUITY UNDER U.S GAAP                    $ (902,667)  $(1,017,780)  $ (908,575)
                                                            ===========  ============  ===========


================================================================================
/Continued                                                                   19.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

21.     CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                         March 31,    March 31,     March 31
                                                           2004         2003          2002
                                                        -----------  -----------  ------------
     NET LOSS UNDER CANADIAN GAAP                       $ (926,835)  $ (764,341)  $(1,035,308)

     Adjustments in respect of:

       Compensation expense for stock options                    -            -       (87,120)

       Amortization of goodwill on reverse takeover              -            -        68,239

       Impairment of goodwill                                    -      190,501             -
                                                        -----------  -----------  ------------

       Net loss and comprehensive loss under U.S. GAAP  $ (926,835)  $ (573,840)  $(1,054,189)
                                                        ===========  ===========  ============

     Loss per common share as per U.S. GAAP

     Basic

     - Weighted average common shares outstanding        7,359,209    2,540,846       681,247

       - Loss per share                                 $    (0.13)  $    (0.23)  $     (1.55)

     Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


================================================================================
/Continued                                                                   20.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

21.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     STATEMENT  OF  SHAREHOLDERS'  EQUITY

     In accordance with U.S. GAAP, a statement of shareholders' equity is presented as follows:

                                                                                    Total
                                                                                Shareholders
                                                      Capital                      Equity
                                                       Stock        Deficit     (Deficiency)
                                                   -------------  ------------  -------------
     Balance, April 1, 2002                            1,770,726   (2,679,302)      (908,576)

     Impairment of goodwill adjustment                         -      190,501        190,501

     Issued during the year - for cash                   283,356            -        283,356

     Issued for cash on exercise of stock options         19,250            -         19,250

     Issued for consulting services                       45,000            -         45,000

     Issued on Acquisition of Real 1-on-1                 58,750            -         58,750

     Stock options granted                                14,000            -         14,000

     Contributed surplus                                  44,280            -         44,280

     Net Loss                                                  -     (764,341)      (764,341)
                                                   -------------  ------------  -------------

     Balance, March 31, 2003                       $   2,235,362  $(3,253,142)  $ (1,017,780)

     Issued during the year - for cash                   170,654            -        170,654

     Issued for consulting services                      102,350            -        102,350

     Issued for management services                      221,000            -        221,000

     Issued as a loan repayment                           46,000            -         46,000

     Contributed surplus                                 501,944            -        501,944

     Net (loss) income                                         -     (926,835)      (926,835)
                                                   -------------  ------------  -------------

     Balance, March 31, 2004                       $   3,277,310  $(4,179,977)  $   (902,667)
                                                   =============  ============  =============


     STATEMENTS  OF  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.


================================================================================
/Continued                                                                   21.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

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

     c) Information as to products, geographic markets, significant estimates and concentrations

          United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 20.

     d) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          The  following  is  a  summary:

             U.S.  GAAP                                     Canadian  GAAP
             -----------                                    --------------

          Deferred  income  taxes                        Future  income  taxes

          Depreciation  of  tangible                     Amortization
          capital  assets

          Excess  of  cost  over  fair                   Goodwill
          value  of  net  assets  acquired

          Reverse  acquisition                           Reverse  takeover


================================================================================
/Continued                                                                   22.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2004, 2003 AND 2002
================================================================================

21.     CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued
   e)   Recent  accounting  pronouncements

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


================================================================================
/Continued                                                                   23.

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