Form 20-F/A
period 2005-03-31
Phinder Technologies Inc
filed 2005-08-25
CIK 1136386

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F
                                  Amendment #1


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

                            Year          Year          Year           Year            Year
                           Ended         Ended         Ended          Ended           Ended
                     March 31/01   March 31/02   March 31/03    March 31/04  March 31, 2005
                    Consolidated  Consolidated  Consolidated   Consolidated    Consolidated
Operations              Audited        Audited       Audited        Audited         Audited
Sales                  2,508,122     1,227,878     1,479,254        465,812         199,794
Cost of Sales            737,562       348,525       529,820        122,055          32,277
Gross Profit           1,770,560       879,353       949,434        343,757         167,517
Expenses               2,659,616     1,914,661     1,788,775      1,337,592         988,993

Settlement of debt                                   (75,000)

Gain on dilution                                                     67,000

Net Loss                -889,056    -1,035,308      -764,341       -926,835        -821,476

Income per
Share                      -0.82         -0.87         -0.30          -0.13           -0.07

Weighted
Average                1,083,563     1,192,182     2,540,846      7,359,209      12,135,646

BALANCE SHEET
INFORMATION


                              Year          Year          Year          Year          Year
                             Ended         Ended         Ended         Ended         Ended
                       March 31/01   March 31/02   March 31/03   March 31/04   March 31/05
                      Consolidated  Consolidated  Consolidated  Consolidated  Consolidated
Current Assets             145,506       139,267        86,520        43,314        53,933
Capital Assets             184,876       135,304       101,913        73,543        57,463
Goodwill                   258,739       190,501

Total Assets               589,121       465,072       188,433       116,857       111,396

Accounts Payable and
Accrued Liabilities        471,251       607,996       788.808       907,656     1,004,461
Income Tax Payable           2,415         2,415         2,415             -             -
Deferred Revenue            15,961       170,967         3,346           874         6,146
Loans Payable               76,561        76,900        30,779             -        35,095
Due to Shareholders         36,300       109,725       250,736         9,086       249,324
Note Payable                90,000        90,000        15,000             -             -
Convertible Note                         125,144       117,544       100,908        89,146
Minority Interest                                                      1,000         1,000
Total Liabilities          692,488     1,183,147     1,206,213     1,019,524     1,385,172

Capital Stock            1,350,126     1,770,726     2,191,082     2,731,086     3,158,521

Contributed Surplus                                     44,280       546,224       569,156

Retained Earnings       -1,453,493    -2,488,801    -3,253,142    -4,179,977    -5,001,453

Equity                    -103,367      -718,075    -1,017,780      -902,667    -1,273,776
Liabilities and
Shareholders Equity        589,121       465,072       188,433       116,857       111,396

Item 3D

Risk Factors

Phinder Technology recorded the following losses in fiscal years 2001, 2002, 2003, 2004 and 2005 consolidated statements. In the year ended March 31, 2001, $1,035,308 (659,642) in the year ended March 31, 2002, $764,341 (520,208) in the year ended March 31, 2003, $926,835 (707,238) in the year ended March 31, 2004 and $821,476 (679,130) in the year ended March 31, 2005. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development.
We expect to continue to incur losses on a monthly basis until approximately November 2005. There can be no assurance that we will not continue to incur losses after November 2005, or that any of our business strategies will be successful.

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



Item 5A.1

Operating Results

Twelve Months Ended March 31, 2005 Compared to the Twelve Months Ended March 31, 2004

For the twelve months ended March 31, 2005 revenue was $199,794 (US$ 165,174) compared to $465,812 (US$ 355,446) for the period ending March 31, 2004, a decrease of 57.1%. The significant decline in revenue was mainly attributable to the decrease in sales volume and prices. Also as a result of the unfavorable US exchange rate (1.2096 in year 2005 compared to 1.3105 in 2004), the revenue was decreased by $16,666.

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

Administrative expenses were $491,588 (US$407,754) for the twelve months ended March 31, 2005 representing 246% of revenue, compared to $904,915 (US$690,511) for the twelve months ended March 31, 2004 representing 194% of revenue. The main reason for the decrease in an administrative expense is attributable to the decrease in revenue. Total decrease in administrative expenses was 45.7% [$491,588(US$ 407,754) in fiscal 2005 compared to $904,915 (US$ 690,511) in fiscal 2004]. Salaries and consulting fees included in administrative expenses. Decline in revenue had an impact of 76.8% decrease in salaries [$89,974 (US$ 74,383) in fiscal 2005 comparing to $387,008 (US$ 295,313) in 2004], 35.2%
decline in general and administrative
expenses [$185,933 (US$ 153,714) in fiscal 2005 comparing to $286,999 (US$
219,000) in 2004 due to decrease in consulting fees. There was no material change in other administrative expenses as a result of change in revenue.

Stock options compensation included in administrative expenses represent the following. The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The company accounts for stock options granted in accordance with the fair value based method of accounting for stock based compensation. The Company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged to income for this plan is $10,800 for 2004 and $10,400 for 2005 respectively.


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

Stock options compensation included in administrative expenses represent the following. The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The company accounts for stock options granted in accordance with the fair value based method of accounting for stock based compensation. The compensation loss that has been charged to income for this plan is $44,280 and $10,800 for 2003 and 2004 respectively.

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



Item 5B

Liquidity and capital resources

Twelve Months ended March 31, 2005

Cash used in operating activities was $523,356 (432,669) for the twelve months ended March 31, 2005, primarily attributable to a net loss of $821,476 (679,130).

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

Cash provided by financing activities in the twelve months ended March 31, 2001 was $517,497 ($344,855) consisting of $9,271 ($8,325) decrease in advances to shareholders, increase in loans payable of $76,561 (48,549), decrease in advances from Jazz Monkey Media of $225,207 ($154,897), issue of capital stock in the amount of $225,000 ($149,734).

Cash used in investing activities for the twelve months ended March 31, 2001 was $111,245 ($74,306) consisting primarily of computer hardware. Cash used in investing activities for the seven months ended March 31, 2000 was $67,808 ($46,639).




Twelve Months ended March 31, 2005 compared to Twelve Months ended March 31,
2004

Cash used in operating activities was $523,356 (432,669) for the twelve months ended March 31, 2005, primarily attributable to a net loss of $821,476 (679,130). For the same period in 2004 cash used in operating activities was $584,667 (446,140), attributable to a net loss of $926,835 (707,238).

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



Item 5F. Contractual obligations

The company has no contractual obligations except for lease commitments disclosed in the Note 16 of Consolidated Financial Statements.

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


6E.     SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table shows the share ownership of Directors and Senior Management as of March 31, 2004.

NAME              NUMBER OF SHARES      PERCENTAGE OF
                        OWNED        OUTSTANDING SHARES
John A. van Arem   2,149,000 (1)(2)                  10%

Wayne Doss               372,500(3)                   2%

Brad Estra               337,500(3)                   2%

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

                                AUDITORS' REPORT

To the Shareholders of
Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd.)

We have audited the consolidated balance sheets of Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd.) as at March 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years ended March 31, 2005, 2004 and 2003. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2005 and 2004 and the results of operations and its cash flows for the years ended March 31, 2005, 2004 and 2003 in accordance with Canadian Generally Accepted Accounting Principles.


Toronto, Ontario                                        /s/ Mintz & Partners LLP
June 17, 2005                                              CHARTERED ACCOUNTANTS


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

Toronto, Ontario                                        /s/ Mintz & Partners LLP
June 17, 2005                                              CHARTERED ACCOUNTANTS

                        PHINDER TECHNOLOGIES INC.
              (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED BALANCE SHEETS


AS AT MARCH 31,                                       2005          2004
=========================================================================

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
                                               ============  ============

                         L I A B I L I T I E S
                         ---------------------

CURRENT
    Accounts payable and accrued liabilities   $ 1,004,461   $   907,656
    Deferred revenue                                 6,146           874
    Convertible notes payable (Note 5)              89,146       100,908
    Loans payable (Note 6)                          35,095             -
                                               ------------  ------------
                                                 1,134,848     1,009,438

DUE TO SHAREHOLDERS (Note 7)                       249,324         9,086

MINORITY INTEREST (Note 10)                          1,000         1,000
                                               ------------  ------------

                                                 1,385,172     1,019,524
                                               ------------  ------------

                   S H A R E H O L D E R S' DEFICIENCY
                   -----------------------------------

CAPITAL STOCK (Note 9)                           3,158,521     2,731,086

CONTRIBUTED SURPLUS (Note 10)                      569,156       546,224

DEFICIT                                         (5,001,453)   (4,179,977)
                                               ------------  ------------

                                                (1,273,776)     (902,667)
                                               ------------  ------------

                                               $   111,396   $   116,857
                                               ============  ============

APPROVED  ON  BEHALF  OF  THE  BOARD


----------------------------------------


=========================================================================
                          See Accompanying Notes                       2.

               PHINDER TECHNOLOGIES INC.
     (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
           CONSOLIDATED STATEMENT OF DEFICIT


FOR THE YEARS ENDED MARCH 31,         2005           2004
==========================================================

DEFICIT - beginning of year    $(4,179,977)  $ (3,253,142)

Net loss                          (821,476)      (926,835)
                               ------------  -------------

                               $(5,001,453)  $( 4,179,977)
                               ============  =============


==========================================================
                   See Accompanying Notes               3.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENT OF OPERATIONS


FOR THE YEARS ENDED MARCH 31,                   2005         2004         2003
===============================================================================

REVENUES                                 $   199,794   $  465,812   $1,479,254

COST OF REVENUES                              32,277      122,055      529,820
                                         ------------  -----------  -----------

GROSS PROFIT                                 167,517      343,757      949,434
                                         ------------  -----------  -----------

EXPENSES

    Administrative                           491,588      904,915      962,693
    Selling                                  220,048       46,938      103,398
    Management fees                          132,018      221,000       77,759
    Computer                                 102,535      110,290      316,010
    Interest                                  22,177       25,431       41,208
    Amortization                              20,627       29,018       38,456
    Impairment of Goodwill (Note 4)                -            -      190,501
    Impairment of Intangibles (Note 13)            -            -       58,750
                                         ------------  -----------  -----------



                                             988,993    1,337,592    1,788,775
                                         ------------  -----------  -----------

NET LOSS - before under noted items         (821,476)    (993,835)    (839,341)

    Gain on dilution (Note 10)                     -       67,000            -

    Settlement of debt (Note 8)                    -            -      (75,000)
                                         ------------  -----------  -----------

NET LOSS                                 $  (821,476)  $ (926,835)  $ (764,341)
                                         ============  ===========  ===========

LOSS PER SHARE (Note 11)                 $     (0.07)  $    (0.13)  $    (0.30)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES                             12,135,646    7,359,209    2,540,846


===============================================================================
                             See Accompanying Notes                          4.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS


FOR THE YEARS ENDED MARCH 31,                             2005        2004        2003
=======================================================================================

OPERATING ACTIVITIES

    Net loss                                         $(821,476)  $(926,835)  $(764,341)
    Adjustment for non-cash items:
    Amortization of property and equipment              20,627      29,018      38,456
    Management fees paid by issuance of shares          17,500     221,000           -
    Consulting services paid by issuance of shares     107,975     102,350      45,000
    Consulting services paid by issuance of
    Subsidiary shares                                   17,500           -           -
    Rent paid by issuance of shares                     41,322           -           -
    Employee stock option expense                       10,400      10,800      44,280
    Settlement of debt by issuance of shares                 -      46,000           -
    Expense paid by issuance of stock option                 -           -      14,000
    Dilution gain (Note 10)                                  -     (67,000)          -
    Impairment of goodwill                                   -           -     190,501
    Settlement of debt                                       -           -     (75,000)
    Impairment of intangibles                                -           -      58,750
                                                     ----------  ----------  ----------
                                                      (606,152)   (584,667)   (448,354)
    Changes in non-cash balances related to
    operations (Note 12)                                82,796     159,356      66,340
                                                     ----------  ----------  ----------

CASH FLOWS USED IN
OPERATING ACTIVITIES                                  (523,356)   (425,311)   (382,014)
                                                     ----------  ----------  ----------

INVESTING ACTIVITIES

    Additions to property and equipment                 (4,547)       (648)     (5,065)
                                                     ----------  ----------  ----------

CASH FLOWS USED IN INVESTING ACTIVITIES                 (4,547)       (648)     (5,065)
                                                     ----------  ----------  ----------

FINANCING ACTIVITIES

    Advances from shareholders                         105,237    (241,650)    141,012
    Convertible notes payable                           (8,461)    (16,636)     (7,600)
    Increase (decrease) in loans payable                35,095     (30,779)    (46,121)
    Note payable (Note 8)                                    -     (15,000)          -
    Issuance of capital stock                          257,339     170,654     302,605
    Share issuance by subsidiary                       130,032     559,144           -
                                                     ----------  ----------  ----------

CASH FLOWS PROVIDED BY
FINANCING ACTIVITIES                                   519,242     425,733     389,896
                                                     ----------  ----------  ----------

NET CHANGE IN CASH                                      (8,661)       (226)      2,817

CASH - Beginning of year                                11,384      11,610       8,793
                                                     ----------  ----------  ----------

CASH - End of year                                   $   2,723   $  11,384   $  11,610
                                                     ==========  ==========  ==========


=======================================================================================
                             See Accompanying Notes                                  5.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2005, 2004 AND 2003
================================================================================

Non-cash  transactions:

During 2005, the Company entered into the following non-cash transactions:

     - The Company issued 2,659,500 common shares for consulting services of $107,975.

     -    The  Company  issued  70,000  common  shares  for  rent  of  $41,322.

     -    The  Company  recognized  stock  options compensation loss of $10,400.

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

     -    The  Company  recognized  stock  options compensation loss of $10,800.

     - On March 17, 2004 the Company declared 75 per cent stock dividend to its shareholders. Shareholders of record April 7, 2004 receive 3 additional shares for every four shares held. The stock dividend effected as a stock split and the shareholders have received no monetary value.


During 2003, the Company entered into the following non-cash transactions:

     - The Company acquired certain assets of Real 1-on-1 Inc., a Toronto based online adult entertainment company by issuing 235,000 restricted common shares for a consideration of $58,750 (Note 13).

     - The Company granted 467,000 stock options at an exercise price of $0.25 per share with an intrinsic value of $14,000.

     - The Company issued 9,000,000 common shares on pre-consolidation basis (180,000 common shares on post-consolidation basis) for consulting services of $45,000.

     -    The  Company  recognized  stock  options compensation loss of $44,280.


================================================================================
Continued                                                                     6.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================
1.   NATURE  OF  COMPANY'S  OPERATIONS  AND  BASIS  OF  PRESENTATION

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

     b)   Change  in  accounting  policy

          Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. This change results in an increase of $44,280 to the opening deficit, an increase of $10,800 to the net loss and an increase of $55,080 to the contributed surplus of the previously issued financial statements.


================================================================================
Continued                                                                     7.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

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

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.


================================================================================
Continued                                                                     8.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

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


================================================================================
Continued                                                                     9.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

3.   PROPERTY  AND  EQUIPMENT

                                     As At March 31, 2005
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
                              ========  =============  =============



                                     As At March 31, 2004
                                     --------------------
                                        Accumulated    Net Carrying
                              Cost      Amortization      Amount
                              --------  -------------  -------------

     Furniture and equipment  $ 45,978  $      24,803  $      21,175

     Leasehold improvements      8,141          8,141              -

     Computer hardware         236,404        184,036         52,368

     Computer software          20,958         20,958              -
                              --------  -------------  -------------

                              $311,481  $     237,938  $      73,543
                              ========  =============  =============


================================================================================
Continued                                                                    10.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

4.   GOODWILL

     During the year 2003, the Company reviewed the carrying value of Goodwill for impairment. The company has determined that goodwill representing the value of the company's listing on a Canadian Stock Exchange is permanently impaired, as the main market for the company shares has been moved to the over the-counter bulletin board market ("OTC BB") in the United States. Accordingly, the carrying amount of goodwill ($190,501) has been recorded as an impairment charge in the statement of operations.

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

7.   DUE  TO  SHAREHOLDERS

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


================================================================================
Continued                                                                    11.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

9.   CAPITAL  STOCK

     a)  Authorized

     Unlimited number of common shares

     Issued and outstanding                           Number    Carrying amount
                                                    ----------  ----------------

     Balance as at April 1, 2003                     2,442,664  $      2,191,082

     Issued for cash                                 2,450,975           170,654

     Issued for consulting services                  1,041,000           102,350

     Issued for management services                  1,700,000           221,000

     Issued as loan repayment                          460,000            46,000
                                                    ----------  ----------------

     Balance as at March 31, 2004                    8,094,639         2,731,086

     Additional shares issued (i)                    4,738,590                 -

     Issued for cash                                 6,106,768           257,338

     Issued for consulting services                  2,659,500           107,975

     Issued for management services                    650,000            17,500

     Issued for rent                                    70,000            41,322

     Issued as convertible note payable repayment       20,000             3,300
                                                    ----------  ----------------

     Balance as at March 31, 2005                   22,339,497  $      3,158,521
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

(i) Additional shares issued represent the net of the 6,110,490 shares issued on 75 percent stock split and subsequent cancellation of 1,371,900 shares.


================================================================================
Continued                                                                    12.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

9.   CAPITAL  STOCK  -  CONTINUED


   b)   Stock  options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The Company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged to income for this plan is $10,800 for 2004 and $10,400 for 2005 respectively.

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

                                                  Wt. Avg.                 Wt. Avg.
                                                  Exercise     Options     Exercise
                                        Number      Price    Exercisable     Price
                                       ---------  ---------  ------------  ---------
     Balance, April 1, 2003             393,870   $    0.37      393,870   $    0.37

     Cancelled                         (146,870)       0.25     (146,870)       0.25
     Granted                                  -           -            -           -
     Exercised                                -           -            -           -
                                       ---------  ---------  ------------  ---------
     Balance, March 31, 2004 and 2005   247,000   $    0.44      247,000   $    0.44
                                       =========  =========  ============  =========

     Options  outstanding  and  exercisable  at  March  31, 2005 are as follows:

     Outstanding                                          Exercisable
     -----------                                          -----------
                                                                       Wt. Avg.
                     Expiry    Remaining     Wt. Avg.                  Exercise
        Number        Date       Life     Exercise Price    Number      Price
     -----------  -----------  ---------  --------------  -----------  --------
         247,000  March, 2013      8           0.44           247,000      0.44

     -----------                                          -----------
         247,000                                              247,000
     ===========                                          ===========

     No stock options were granted during the years ended March 31, 2004 and 2005.


================================================================================
Continued                                                                    13.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

10.  CONTRIBUTED  SURPLUS


     April 1, 2003                                                     $  44,280

     Avrada common shares issued for cash in Fiscal 2004                 491,144

     Stock option compensation - change in accounting policy (Note 2)     10,800
                                                                       ----------

     Balance as at March 31, 2004                                        546,224

     Buyback of shares                                                  (135,000)

     Issued for cash                                                     130,032

     Issued for consulting services                                       17,500

     Stock-based compensation                                             10,400
                                                                       ----------

     Balance as at March 31, 2005                                      $ 569,156
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

11.  LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


================================================================================
Continued                                                                    14.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

12.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     Changes  in  non-cash  operating  items:

                                                             March 31,    March 31,    March 31,
                                                               2005         2004         2003
                                                            -----------  -----------  -----------
     Decrease in accounts receivable                        $    9,031   $   37,784   $   57,930
     (Increase) decrease in prepaid and sundry receivables     (28,311)       5,196       (1,826)
     Increase (decrease) in deferred revenue                     5,272       (2,472)    (167,621)
     Increase in accounts payable and accrued liabilities       96,804      118,848      178,397
                                                            -----------  -----------  -----------

                                                            $   82,796   $  159,356   $   66,340
                                                            ===========  ===========  ===========

     Interest paid                                          $   22,177   $   25,431   $   41,208
                                                            ===========  ===========  ===========


13.  ACQUISITION  OF  REAL  1-ON-1  INC  AND  IMPAIRMENT  OF  INTANGIBLES

     During 2003, the Company acquired certain assets of Real 1-on-1 Inc., a Toronto based online adult entertainment company, by issuing 235,000 common shares for a consideration of $58,750 representing a 50% discount from its trading value of the common share at the date of the transaction. Such common shares are not free trading as they are subject to restriction as to when they may be sold. Accordingly, this discount was applied to reflect the fair value of the share consideration. All consideration was in respect of customer contacts, business concepts and related intangible assets. At the year end, the Company assessed the value of its intangible assets acquired and determined that the value of these assets were impaired due to insignificant revenue generated and significant doubts on the Company's ability to successfully integrate the acquired assets with the existing business and achieve positive operating and cash flow results within a predictable time. Accordingly, the assets have been written down to $Nil. There were no such assets acquired in the year ended March 31, 2004 and March 2005.


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


================================================================================
Continued                                                                    15.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================
15.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on May 31st 2007.
     Future minimum payments for its operating leases as at March 31, 2005 are approximately as follows:

          2006                                  $ 75,000
          2007                                  $ 72,000
          2008                                  $ 12,000

16.  INCOME  TAXES

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                          2005                 2004                 2003
                                          ----                 ----                 ----
                                   Amount       %       Amount       %       Amount       %
                                 ----------  -------  ----------  -------  ----------  -------
     Combined statutory basic
       Canadian federal and
       provincial tax rates      $(300,000)  (36.12)  $(360,000)  (36.60)  $(263,500)  (36.60)
     Loses for which no
       income tax benefits
       have been recorded and
       other permanent
       differences                (300,000)   36.12    (360,000)   36.60     263,500    36.60
                                 ----------  -------  ----------  -------  ----------  -------

                                 $       -        -   $       -        -   $       -        -
                                 ==========  =======  ==========  =======  ==========  =======

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


================================================================================
Continued                                                                    16.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================
17.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

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

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                                     March 31,   March 31,   March 31,
                                       2005        2004        2003
                                    ----------  ----------  ----------
               Sales
               -----
                 Canada                    31%         10%          4%
                 United States             69%         90%         96%

               Accounts receivable
               -------------------
                 United States             74%         93%        100%
                 Canada                    26%          7%


19.  COMPARATIVE  FINANCIAL  STATEMENTS

     During the year, the Company has re-issued previously issued 2004 Consolidated Financial Statements.


================================================================================
Continued                                                                    17.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

20.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.


     DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP AND ADDITIONAL DISCLOSURE


     a)   Accounting  changes

          In accordance with Canadian GAAP, the effect of a correction of an accounting error and a change in accounting policy [Note 7(b)] is recorded retroactively by restating prior year's financial statements.

          U.S. GAAP also requires that the effect of a correction of accounting error and changes in accounting policy to be recorded directly by restatement of prior years financial statements. There are no significant differences between U.S. and Canadian GAAP with respect to changes recorded in these financial statements.


     b)   Accounts  receivable

          U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

          The Company has not recorded any such allowance for the periods presented in these financial statements.


     c) Information as to products, geographic markets, significant estimates and concentrations

          United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 18.


     d) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          The  following  is  a  summary:

               U.S. GAAP                  Canadian GAAP
               ---------                  -------------
          Deferred income taxes         Future income taxes

          Depreciation of tangible      Amortization
          capital assets

          Excess of cost over fair      Goodwill
          value of net assets acquired


================================================================================
Continued                                                                    18.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - CONTINUED

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


================================================================================
Continued                                                                    19.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003

================================================================================

20.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - CONTINUED

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


================================================================================
Continued                                                                    20.

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