Form 20-F/A
period 2004-03-31
Phinder Technologies Inc
filed 2005-11-18
CIK 1136386

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

     RESTATEMENT

     The consolidated financial statements have been restated to include the consolidated statements of operations and the consolidated statements of cash flows for the three years ended March 31, 2004, 2003 and 2002 in accordance with the requirements of Items 8 and 17 of Form 20-F and Rule 3-02 of the Regulation S-X and to give effect to the change in accounting policy disclosed in Note 2(b) and correction of errors disclosed in Note 19 to the consolidated financial statements. The restatement is summarized in the table provided in Note 20 to the consolidated financial statements.

     The restatement was audited by the independent auditors as reflected in an independent auditors' report attached to the financial statements.

PLEASE NOTE THAT ALL VALUES ARE EXPRESSED IN CANADIAN DOLLARS WITH US DOLLARS SHOWN IN THE BRACKETS FOR ITEM 3D.


3A. SELECTED FINANCIAL DATA
     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F2 Of this registration and Item 5 "Operating and Financial Review and Prospects".

                                                                               Year           Year
                                                                               Ended          Ended
                                                                Year           March 31/03    Consolidated
                      Year          Seven Months  Year          Ended          Consolidated   March 31/04
                      Ended         Ended         Ended         March 31/02    (Restated-     (Restated
                      August 31/99  March 31/00   March 31/01   Consolidated   Note 2(b)      Note 2(b),
                      Web Dream     Consolidated  Consolidated  (Note 20)      and 20)        19 and 20)
Operations                 Audited       Audited       Audited       Audited        Audited        Audited
Sales                    1,821,413     1,409,764     2,508,122     1,227,878      1,479,254        465,812
Cost of Sales              765,944       578,265       737,562       348,525        529,820        122,055
Gross Profit             1,055,469       831,499     1,770,560       879,353        949,434        343,757
Expenses                 1,191,187     1,265,191     2,659,616     1,914,661      1,788,775      1,337,592

Settlement of debt                                                                  (75,000)

Gain on dilution                                                                                    67,000

Net Income                -135,718      -433,692      -889,056    -1,035,308       -764,341       -926,835

Income per
Share                        -0.38         -0.47         -0.82         -0.87          -0.30          -0.13

Weighted
Average                    356,290       915,056     1,083,563     1,192,182      2,540,846      7,359,209

BALANCE SHEET
INFORMATION

Current Assets              69,244       239,781       145,506       139,267         86,520         43,314
Capital Assets             108,253       125,297       184,876       135,304        101,913         73,543
Goodwill                                 326,978       258,739       190,501
Due from Jazz Monkey                     255,207
Total Assets                77,477       917,263       589,121       465,072        188,433        116,857

Accounts Payable and
Accrued Liabilities         95,992       171,913       471,251       607,996        788,808        907,656
Income Tax Payable           2,415         2,415         2,415             -              -              -
Deferred Revenue                          46,675        15,961       170,967          3,346            874
Loans Payable                             17,404                      76,561         76,900         30,779
Due to Shareholders                       45,571        36,300       109,725        250,736          9,086
Note Payable                              90,000        90,000        90,000         15,000


Convertible Note                                                     125,144        117,544        100,908
Minority Interest                                                                                    1,000
Total Liabilities          157,222       356,574       692,488     1,183,147      1,206,213      1,019,524

Capital Stock              151,000     1,125,126     1,350,126     1,770,726      2,191,082      2,731,086

Contributed Surplus                                                                  44,280        546,224

Retained Earnings         -130,745      -564,437    -1,453,493    -2,488,801     -3,253,142     -4,179,977

Equity                      20,255       560,689      -103,367      -718,075     -1,017,780       -902,667
Liabilities and
Shareholders Equity        177,477       917,263       589,121       465,072        188,433        116,857

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

Administrative expenses were $904,915 (690,511) for the twelve months ended March 31, 2004 representing 194% of revenue, compared to $962,693 (655,205) for the twelve months ended March 31, 2003 representing 65% of revenue. The main reason for the decrease in an administrative expense is attributable to the decrease in revenue.
Total decrease in administrative expenses was 6.0% [$904,915 (690,511) in fiscal 2004 compared to $962,693 (655,205) in fiscal 2003]. Salaries and company's common stock trading fees are the part of administrative expenses. Decline in revenue had an impact of 5% decrease in salaries [$408,004 (US$ 277,686) in year 2003 comparing to $387,008 (US$ 295,313) in 2004]. The decrease in salaries was partly offset by an increase in fees related to company's common stock trading ($35,669 (US $24,276) in year 2003 comparing to $47,062 (US $35,911) in 2004].
Revenue does not have an impact on the common stock trading fees.
There was no material change in other administrative expenses as a result of change in revenue other then salaries.

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

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

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

                                AUDITORS' REPORT

To the Shareholders of
Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd.)

We have audited the consolidated balance sheets of Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd.) as at March 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years ended March 31, 2004, 2003 and 2002. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2004 and 2003 and the results of operations and its cash flows for the years ended March 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

The Company's consolidated financial statements dated August 5, 2004 have been restated to give effect to adjustments described in Note 2(b), 19 and 20. We have audited these adjustments, and in our opinion, such adjustments are appropriate and have been properly applied.



Toronto, Ontario
August 5, 2004, except as to                            /s/ Mintz & Partners LLP
Note 2(b), 19 and 20, which are
as of August 25, 2005                                      CHARTERED ACCOUNTANTS


                       CANADA - U.S. REPORTING DIFFERENCES

a)   Going  Concern  Basis  of  Presentation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are effected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

b)   Comments  By  Auditors

Our report to the shareholders dated August 5, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



Toronto, Ontario
August 5, 2004, except as to                            /s/ Mintz & Partners LLP
Note 2(b), 19 and 20, which are
as of August 25, 2005                                      CHARTERED ACCOUNTANTS

                       PHINDER TECHNOLOGIES INC
             (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED BALACE SHEETS



AS AT MARCH 31,                                2004           2003
                                            [RESTATED-     [RESTATED-
                                            NOTE 2 (B),   NOTED 2 (B)
                                            19 AND 20]      AND 20]

======================================================================

                             A S S E T S
                             -----------
CURRENT

Cash                                       $     11,384   $    11,610
Accounts receivable                              18,396        56,180
Prepaids and sundry receivables                  13,534        18,730
                                           -------------  ------------

                                                 43,314        86,520

PROPERTY AND EQUIPMENT (Note 3)                  73,543       101,913
                                           -------------  ------------

                                           $    116,857   $   188,433
                                           =============  ============

                         L I A B I L I T I E S
                         ---------------------

CURRENT
Accounts payable and accrued liabilities   $    907,656   $   788,808
Deferred revenue                                    874         3,346
Convertible notes payable (Note 5)              100,908       117,544
Loans payable (Note 6)                                -        30,779
                                           -------------  ------------


                                              1,009,438       940,477

NOTE PAYABLE (Note 7)                                 -        15,000

DUE TO SHAREHOLDERS (Note 8)                      9,086       250,736

MINORITY INTEREST (Note 10)                       1,000             -
                                           -------------  ------------

                                              1,019,524     1,206,213
                                           -------------  ------------

             S H A R E H O L D E R S' D E F I C I E N C Y
             --------------------------------------------

CAPITAL STOCK (Note 9)                        2,731,086     2,191,082

CONTRIBUTED SURPLUS (Note 10)                   546,224        44,280

DEFICIT                                      (4,179,977)   (3,253,142)
                                           -------------  ------------

                                               (902,667)   (1,017,780)
                                           -------------  ------------

                                           $    116,857   $   188,433
                                           =============  ============

APPROVED  ON  BEHALF  OF  THE  BOARD


/s/ John  van  Arem            /s/ Wayne  Doss
-------------------            ------------------


================================================================================
                             See Accompanying Notes                           2.

                                 PHINDER TECHNOLOGIES INC
                       (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                             CONSOLIDATEDSTATEMENT OF DEFICIT


FOR THE YEARS ENDED MARCH 31,                       2004           2003
                                                  [RESTATED      [RESTATED
                                                 NOTE 2 (B),    NOTE 2 (B),       2002
                                                 19 AND 20]       AND 20]      (NOTE 20)

==========================================================================================
DEFICIT - beginning of year

As previously reported                          $ (3,208,862)  $ (2,488,801)  $(1,453,493)

Change in accounting policy [Note 2(b) and 20]       (44,280)             -             -
                                                -------------  -------------  ------------
DEFICIT - as restated                             (3,253,142)    (2,488,801)   (1,453,493)

NET LOSS                                            (926,835)      (764,341)   (1,035,308)
                                                -------------  -------------  ------------

                                                $ (4,179,977)  $ (3,253,142)  $(2,488,801)
                                                =============  =============  ============


================================================================================
                             See Accompanying Notes                           3.

                                PHINDER TECHNOLOGIES INC
                      (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                          CONSOLIDATEDSTATEMENT OF OPERATIONS


FOR THE YEARS ENDED MARCH 31,                    2004           2003
                                              [RESTATED      [RESTATED
                                              NOTE 2 (B),    NOTE 2 (B),       2002
                                              19 AND 20]       AND 20]      (NOTE 20)

=======================================================================================
REVENUES (Note 11)                           $    465,812   $  1,479,254   $ 1,227,878

COST OF SALES                                     122,055        529,820       348,525
                                             -------------  -------------  ------------

GROSS PROFIT                                      343,757        949,434       879,353
                                             -------------  -------------  ------------

EXPENSES

    Administrative                                904,915        962,693     1,369,681
    Computer                                      110,290        316,010       300,205
    Selling                                        46,938        103,398        61,059
    Interest                                       25,431         41,208        56,378
    Amortization of property and equipment         29,018         38,456        59,099
    Management fees                               221,000         77,759             -
    Impairment of intangibles (Note 12)                 -         58,750             -
    Impairment of goodwill (Note 4)                     -        190,501             -
    Amortization of goodwill                            -              -        68,239
                                             -------------  -------------  ------------


                                                1,337,592      1,788,775     1,914,661
                                             -------------  -------------  ------------

NET LOSS - before under noted items              (993,835)      (839,341)   (1,035,308)

    Gain on dilution (Note 10)                     67,000              -             -

    Settlement of Debt (Note 7)                         -        (75,000)            -
                                             -------------  -------------  ------------

NET LOSS                                     $   (926,835)  $   (764,341)  $(1,035,308)
                                             =============  =============  ============

LOSS PER SHARE (Note 13)                     $      (0.13)  $      (0.30)  $     (0.87)
WEIGHTED AVERAGE NUMBER
OF COMMON SHARES                                7,359,209      2,540,846     1,192,182


================================================================================
                             See Accompanying Notes                           4.

                                    PHINDER TECHNOLOGIES INC
                          (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                              CONSOLIDATEDSTATEMENT OF OPERATIONS

===============================================================================================
FOR THE YEARS ENDED MARCH 31,                            2004           2003
                                                       [RESTATED      [RESTATED
                                                      NOTE 2 (B),    NOTE 2 (B),       2002
                                                      19 AND 20]       AND 20]      (NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss                                         $   (926,835)  $   (764,341)   (1,035,308)
    Adjustment for non-cash items:
    Amortization of property and equipment                 29,018         38,456        59,099
    Management fees paid by issuance of shares            221,000              -             -
    Consulting services paid by issuance of shares        102,350         45,000             -
    Stock option compensation                              10,800         44,280             -
    Settlement of debt by issuance of shares               46,000              -             -
    Dilution gain (Note 10)                               (67,000)             -             -
    Impairment of goodwill                                      -        190,501             -
    Amortization of goodwill                                    -              -        68,239
    Settlement of debt                                          -        (75,000)            -
    Impairment of intangibles                                   -         58,750             -
    Expenses paid by issuance of stock options                  -         14,000             -
                                                     -------------  -------------  ------------
                                                         (584,667)      (448,354)     (907,970)
    Changes in non-cash balances related to
    operations (Note 14)                                  159,356         66,340       273,992
                                                     -------------  -------------  ------------

CASH FLOWS USED IN OPERATING ACTIVITIES                  (425,311)      (382,014)     (633,978)
                                                     -------------  -------------  ------------

CASH FLOWS USED INVESTING ACTIVITIES

    Additions to capital assets                              (648)        (5,065)       (9,527)
                                                     -------------  -------------  ------------

CASH FLOWS USED IN INVESTING ACTIVITIES                      (648)        (5,065)       (9,527)
                                                     -------------  -------------  ------------

CASH FLOWS PROVIDED (USED) IN FINANCING ACTIVITIES

    Advances (from) to shareholders                      (241,650)       141,012        73,424
    Convertible notes payable                             (16,635)        (7,600)      125,144
    (Decrease) increase in loans payable                  (30,780)       (46,121)          339
    Note payable                                          (15,000)             -             -
    Issuance of capital stock                             170,654        302,605       420,600
    Share issuance by subsidiary                          559,144              -             -


CASH FLOWS PROVIDED BY
FINANCING ACTIVITIES                                      425,733        389,896       619,507
                                                     -------------  -------------  ------------

NET CHANGE IN CASH                                           (226)         2,817       (23,998)

CASH - Beginning of year                                   11,610          8,793        32,791
                                                     -------------  -------------  ------------

CASH - End of year                                   $     11,384   $     11,610   $     8,793
                                                     =============  =============  ============


================================================================================
                             See Accompanying Notes                           5.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2004 2003, AND 2002
================================================================================



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

     -    The  Company  recognized  stock  options compensation loss of $44,280.


No  non-cash  transactions  were  entered  into  in  2002.


================================================================================
/Continued. . .                                                               6.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

1.   NATURE  OF  COMPANY'S  OPERATIONS  AND  BASIS  OF  PRESENTATION

     Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd), its formerly wholly owned subsidiary Avrada Inc. and its wholly owned Web Dream Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment. On November 1, 2002 the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd. On February 1, 2005 the Company changed its name from Digital Rooster.com Ltd. to Phinder Technologies Inc.

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

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION

     a)   Basis  of  presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 23.

     b)   Change  in  accounting  policy

          Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted on or after January 1, 2002. To reflect this change in the accounting policy, prior years' financial statements were restated. This change results in an increase in net loss by $10,800 and $44,280 for the fiscal years ended March 31, 2004 and 2003 respectively, an increase of $44,280 to the opening deficit of fiscal 2004 and an increase in contributed surplus by $55,080 and $44,280 for the fiscal 2004 and 2003 respectively.

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


================================================================================
/Continued. . .                                                               7.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002


2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED

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


================================================================================
/Continued. . .                                                               8.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

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


================================================================================
/Continued. . .                                                               9.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

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


================================================================================
/Continued. . .                                                              10.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002


================================================================================

3.   PROPERTY  AND  EQUIPMENT


                                          As At March 31, 2004
                                          --------------------
                                              Accumulated   Net Carrying
                                  Cost       Amortization      Amount
                              -------------  -------------  -------------
     Furniture and equipment  $      45,978  $      24,803  $      21,175

     Leasehold improvements           8,141          8,141              -

     Computer hardware              236,404        184,036         52,368

     Computer software               20,958         20,958              -
                              -------------  -------------  -------------

                              $     311,481  $     237,938  $      73,543
                              =============  =============  =============

                                          As At March 31, 2003
                                          --------------------
                                              Accumulated   Net Carrying
                                  Cost       Amortization      Amount
                              -------------  -------------  -------------
     Furniture and equipment  $      45,330  $      19,590  $      25,740

     Leasehold improvements           8,141          6,779          1,362

     Computer hardware              236,404        161,593         74,811

     Computer software               20,958         20,958              -
                              -------------  -------------  -------------

                              $     310,833  $     208,920  $     101,913
                             =============  =============  =============


================================================================================
/Continued. . .                                                              11.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

4.   GOODWILL

                                                          2003
                                                    (Note 19 and 20)
                                                    -----------------
     Cost as at March 31                            $        341,195
     Less: Accumulated amortization                         (150,694)
                                                    -----------------

                                                             190,501

     Less: Impairment of goodwill                           (190,501)
                                                    -----------------

     Net Book Value as at March 31                  $              -
                                                    =================

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


================================================================================
/Continued. . .                                                              12.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

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


================================================================================
/Continued. . .                                                              13.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

9.   CAPITAL  STOCK  -  CONTINUED


   ii)  Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation loss that has been charged to income for this plan is $10,800 and $44,280 for 2004 and 2003 respectively.

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

                                         Wt. Avg.                 Wt. Avg.
                                         Exercise     Options     Exercise
                               Number      Price    Exercisable     Price
                              ---------  ---------  ------------  ---------
     Balance, April 1, 2002     38,810   $   12.50       38,810   $   12.50

     Cancelled                 (34,940)      12.50      (34,940)      12.50
     Granted                   467,000        0.25      467,000        0.25
     Exercised                 (77,000)       0.25      (77,000)       0.25
                              ---------  ---------  ------------  ---------
     Balance, March 31, 2003   393,870   $    0.37      393,870   $    0.37

     Cancelled                (146,870)       0.25     (146,870)       0.25
     Granted                         -           -            -           -
     Exercised                       -           -            -           -
                              ---------  ---------  ------------  ---------
     Balance, March 31, 2004   247,000   $    0.44      247,000   $    0.44
                              =========  =========  ============  =========

     Options  outstanding  and  exercisable  at  March  31, 2004 are as follows:

            Outstanding                                          Exercisable
            -----------                                          -----------
                                                                              Wt. Avg.
                         Expiry       Remaining     Wt. Avg.                  Exercise
     Price    Number     Date           Life     Exercise Price    Number      Price
     -----  -----------  -----------  ---------  --------------  -----------  --------

      0.44      247,000  March, 2013          9            0.44      247,000      0.44

                247,000                                              247,000
            ===========                                          ===========


================================================================================
/Continued. . .                                                              14.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002


================================================================================

9.   CAPITAL  STOCK  -  CONTINUED


     No  stock  options  were  granted  during  the  year  ended March 31, 2004.

10.  CONTRIBUTED  SURPLUS

     Change in accounting policy - stock-based compensation (Note 2(b))  $ 44,280
                                                                         --------

     Balance March 31, 2003                                                44,280

     Avrada common shares issued for cash during the year                 491,144

     Change in accounting policy - stock-based compensation (Note 2(b))    10,800
                                                                         --------

     Balance as at March 31, 2004                                        $546,244
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


================================================================================
/Continued. . .                                                              15.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

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

     Future minimum payments for its operating leases as at March 31, 2004 are approximately as follows:

          2005                                $  83,000
          2006                                $  75,000
          2007                                $  12,000


================================================================================
/Continued. . .                                                              16.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

17.  INCOME  TAXES


     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:


                                       2004                   2003                 2002
                                       ----                   ----                 ----

                                 Amount       %       Amount       %       Amount       %
                               ----------  -------  ----------  -------  ----------  -------
     Combined statutory basic
     Canadian federal and
     provincial tax rates      $(360,000)  (36.60)  $(263,500)  (36.60)  $(399,600)  (38.60)

     Losses for which no
     income tax benefits
     have been recorded and
     other permanent
     differences                 360,000    36.60     263,500    36.60     399,600    38.60
                               ----------  -------  ----------  -------  ----------  -------

                               $       -        -   $       -        -   $       -        -
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


================================================================================
/Continued. . .                                                              17.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

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

19.  CORRECTION  OF  ERROR

     The consolidated financial statements as at March 31, 2004 and for the year then ended have been corrected for an accounting error made regarding the recognition of minority interest, contributed surplus, dilution gain and goodwill on the issuance of 4,187,000 common shares from treasury of the company's subsidiary, Avrada Inc. ("Avrada") for proceeds of $559,144.

     As a result of the above correction, comparative amounts for minority interest balance has been decreased from $559,144 to $1,000 and the contributed surplus amount has been increased by $491,144 in the consolidated balance sheet, and the impairment of goodwill has been decreased from $234,840 to $Nil and the gain on dilution has been reduced from $234,840 to $67,000 in the consolidated statements of operations.

20.  RESTATEMENT  OF  PRIOR  YEARS  FINANCIAL  STATEMENTS

     The consolidated financial statements have been restated to include the consolidated statements of operations and the consolidated statements of cash flows for the three years ended March 31, 2004, 2003 and 2002 in accordance with the requirements of Items 8 and 17 of Form 20-F and Rule 3-02 of the Regulation S-X and to give effect to the change in accounting policy (Note 2(b)) and correction of error (Note 19).

     The following is a summary of the effect of change in accounting policy and correction of error recorded by the company in the 2004 restated financial statements:

                                  Balances -       Correction of       Change in            Balances -
                                  as previously    accounting error    accounting policy    as
                                  reported         (Note 19)           Note 2(b)            restated
                                  ---------------  ------------------  -------------------  ------------
     Gain of dilution             $      234,840   $        (167,540)  $                -   $    67,000
     Impairment of goodwill       $     (234,840)  $         234,840   $                -   $         -
     Minority interest            $      559,144   $        (558,144)  $                -   $     1,000
     Contributed surplus          $            -   $         491,144   $           55,080   $   546,224
     Deficit - beginning of year  $   (3,208,862)  $               -   $          (44,280)  $(3,253,142)
     Deficit - end of year        $   (4,191,897)  $          67,000   $          (55,080)  $(4,179,977)


================================================================================
/Continued. . .                                                              18.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

21.  RELATED  PARTY  TRANSACTIONS

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

          The company recorded a dilution gain of $67,000, a minority interest of $1,000 and contributed surplus of $491,144 (Note 10 and Note 19).

          In addition, the Company issued by way of dividend 1,335,869 common shares of Avrada to its shareholders. This distribution was based on one common share of Avrada for every two common shares of the Company. Subsequent to this dividend, the Company held 4,007,607 common shares of Avrada or 42.1 per cent of the issued and outstanding shares.

22.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                          March 31,   March 31,   March 31,
                          2004        2003        2002
                          ----------  ----------  ----------
     Sales
     -----
     Canada                      10%          4%          4%
     United States               90%         96%         96%

     Accounts receivable
     -------------------
     United States               93%        100%        100%
     Canada                       7%


================================================================================
/Continued. . .                                                              19.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

23.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP"). The effects on the Company's financial statements resulting from these differences are summarized as follows:

BALANCE SHEET

                                                            2004           2003
                                                            [Restated -    [Restated -
                                                            Note 2 (b),    Note 2 (b)
                                                            19 and 20]     and 20]
                                                            -------------  -------------

     SHAREHOLDERS' DEFICIENCY UNDER CANADIAN GAAP           $   (902,667)  $ (1,017,780)

     Adjustments to opening balances to reflect effect of:

     Correction of prior period - compensation expenses-               -              -
         -paid in capital                                              -              -

     Goodwill on reverse takeover                                      -       (190,501)
                                                            -------------  -------------

     Opening balance under U.S. GAAP, as adjusted               (902,667)    (1,208,281)

     Adjustments in respect of:

     Impairment of goodwill                                            -        190,501
                                                            -------------  -------------

     SHAREHOLDERS' DEFICIENCY UNDER U.S GAAP                $   (902,667)  $ (1,017,780)
                                                            =============  =============


================================================================================
/Continued. . .                                                              20.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

23.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME


                                                            2004           2003
                                                            [Restated -    [Restated -
                                                            Note 2(b),     Note 2(b)      2002
                                                            19 and 20]     and 20]        Note 20
                                                            -------------  -------------  ------------

     NET LOSS UNDER CANADIAN GAAP                           $   (926,835)  $   (764,341)  $(1,035,308)

     Adjustments in respect of:

       Compensation expense for stock options (Note 23(b))             -              -       (87,120)

       Amortization of goodwill on reverse takeover                    -              -        68,239

       Impairment of goodwill                                          -        190,501             -
                                                            -------------  -------------  ------------

       Net loss and comprehensive loss under U.S. GAAP      $   (926,835)  $   (573,840)  $(1,054,189)
                                                            =============  =============  ============

     Loss per common share as per U.S. GAAP

     Basic

     - Weighted average common shares outstanding              7,359,209      2,540,846       681,247

       - Loss per share                                     $      (0.13)  $      (0.23)  $     (1.55)

Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


================================================================================
/Continued. . .                                                              21.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

23.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     STATEMENT  OF  SHAREHOLDERS'  DEFICIENCY

     In accordance with U.S. GAAP, a statement of shareholders' deficiency is presented as follows:

                                                                                  Total
                                                                               Shareholders
                                                                               (Deficiency)
                                                    Capital                    [Note 2(b),
                                                     Stock       Deficit       19, and 20]
                                                   ----------  ------------  --------------

     Balance, April 1, 2002                         1,770,726   (2,679,302)       (908,576)

     Issued during the year - for cash                283,356            -         283,356

     Issued for cash on exercise of stock options      19,250            -          19,250

     Issued for consulting services                    45,000            -          45,000

     Issued on Acquisition of Real 1-on-1              58,750            -          58,750

     Stock options granted                             14,000            -          14,000

     Contributed surplus                               44,280            -          44,280

     Net loss                                               -     (573,840)       (573,840)
                                                   ----------  ------------  --------------

     Balance, March 31, 2003                       $2,235,362  $(3,253,142)  $  (1,017,780)

     Issued during the year - for cash                170,654            -         170,654

     Issued for consulting services                   102,350            -         102,350

     Issued for management services                   221,000            -         221,000

     Issued as a loan repayment                        46,000            -          46,000

     Contributed surplus                              501,944            -         501,944

     Net loss                                               -     (926,835)       (926,835)
                                                   ----------  ------------  --------------

     Balance, March 31, 2004                       $3,277,310  $(4,179,977)  $    (902,667)
                                                   ==========  ============  ==============

     STATEMENTS  OF  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.


================================================================================
/Continued. . .                                                              22.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

23.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

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

     b)   Stock  options

               Transactions  with  non-employees

          In 2001, the Company granted options to certain consultants in consideration for services received. Under U.S. GAAP, the Company is required to adopt SFAS 123, "Accounting for Stock-based Compensation" and account for these compensatory stock options based on a fair value of accounting.

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

               Transactions  with  employees

          United States GAAP (FAS 123) requires certain disclosures regarding stock options granted to employees as compensation under stock option plans. Because the Company applies principles of APB 25, accounting for stock issued to employees, which are the same as Canadian generally accepted accounting principles, there are no differences noted in respect of the options granted. However, in accordance with FAS 123, the Company would be required, in any event, to disclose the following:


================================================================================
/Continued. . .                                                              23.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

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
                    Expected  dividend  yield               0.0%


               Had the compensation costs for the Company's stock option plan been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, the Company's income from continuing operations and earnings per share for the period ended March 31, 2002 would have been impacted as indicated in the following table. The results, which reflect only the impact of the options granted, are as follows:

                                                          March 31,
                                                          ---------
                                                             2002

                                                     Reported     Proforma
                                                   ------------  ----------
     Net loss                                      $(1,054,189)  $(996,989)

     Loss per share                                $     (0.03)  $   (0.03)

     c)   Accounts  receivable

          U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

          The Company has not recorded any such allowance for the periods presented in these financial statements.


================================================================================
/Continued. . .                                                              24.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

d) Information as to products, geographic markets, significant estimates and concentrations

     United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in
     Note  22.

e)   Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

     The  following  is  a  summary:

     U.S. GAAP                               Canadian GAAP
     ----------------------------            -------------------

     Deferred income taxes                   Future income taxes

     Depreciation of tangible                Amortization
     capital assets

     Excess of cost over fair                Goodwill
     value of net assets acquired

     Reverse acquisition                     Reverse takeover


================================================================================
/Continued. . .                                                              25.

                            PHINDER TECHNOLOGIES INC.
                  (Formerly known as Digital Rooster.com Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31 2004, 2003, AND 2002

================================================================================

23. CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued
     f)   Recent  accounting  pronouncements

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


================================================================================
/Continued. . .                                                              26.

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