Form 20-F/A
period 2005-03-31
Phinder Technologies Inc
filed 2005-11-21
CIK 1136386

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

RESTATEMENT

The consolidated financial statements have been restated to include the consolidated statements of operations and the consolidated statements of cash flows for the three years ended March 31, 2005, 2004, and 2003 in accordance with the requirements of Items 8 and 17 of Form 20-F and Rule 3-02 of Regulation S-X and to give effect to the change in accounting policy disclosed in Note 2(b) and correction of errors disclosed in Note 19 to the consolidated financial statements. The restatement was audited by the independent auditors as reflected in an independent auditors' report attached to the financial statements.

PLEASE NOTE THAT ALL VALUES ARE EXPRESSED IN CANADIAN DOLLARS WITH US DOLLARS SHOWN IN THE BRACKETS.

3A. SELECTED FINANCIAL DATA
     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F2 Of this registration and Item 5 "Operating and Financial Review and Prospects".


                                                Year           Year           Year
                                                Ended          Ended          Ended
                                                March 31/03    March 31/04    March 31, 2005
                    Year          Year          Consolidated   Consolidated   Consolidated
                    Ended         Ended         (Restated-     (Restated-     (Restated-
                    March 31/01   March 31/02   Note 2(b),     Note 2(b),     Note 2(b),
                    Consolidated  Consolidated  19 and 20)     19 and 20)     19 and 20)
Operations          Audited       Audited       Audited        Audited        Audited
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

Disposition of our Common Shares of the Corporation

     A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder's tax basis in our common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period preceding the date on which the loss was recognized. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S.
$3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

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

The Company's consolidated financial statements dated June 17, 2005 have been restated to give effect to adjustments described in Note 2(b), 19 and 20. We have audited these adjustments, and in our opinion, such adjustments are appropriate and have been properly applied.



Toronto, Ontario                               /s/ Mintz and Partners LLP
June 17, 2005, except as to                    CHARTERED  ACCOUNTANTS
Note 2(b), 19 and 20, which are
as of August 25, 2005


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


Toronto, Ontario                               /s/ Mintz and Partners LLP
June 17, 2005, except as to                    CHARTERED  ACCOUNTANTS
Note 2(b), 19 and 20, which are
as of August 25, 2005

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                           CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31,                                  2005           2004
                                              [RESTATED-     [RESTATED -
                                              NOTE 2 (B),    NOTE 2 (B),
                                              19 AND 20]     19 AND 20]
=========================================================================

                             A S S E T S
                             -----------
CURRENT

  Cash                                       $      2,723   $     11,384
  Accounts receivable                               9,365         18,396
  Prepaids and sundry receivables                  41,845         13,534
                                             -------------  -------------

                                                   53,933         43,314

PROPERTY AND EQUIPMENT (Note 3)                    57,463         73,543
                                             -------------  -------------

                                             $    111,396   $    116,857
                                             =============  =============

                       L I A B I L I T I E S
                       ---------------------

CURRENT
  Accounts payable and accrued liabilities   $  1,004,461   $    907,656
  Deferred revenue                                  6,146            874
  Convertible notes payable (Note 5)               89,146        100,908
  Loans payable (Note 6)                           35,095              -
                                             -------------  -------------
                                                1,134,848      1,009,438

DUE TO SHAREHOLDERS (Note 7)                      249,324          9,086

MINORITY INTEREST (Note 10)                         1,000          1,000
                                             -------------  -------------

                                                1,385,172      1,019,524
                                             -------------  -------------

                 S H A R E H O L D E R S' DEFICIENCY
                 -----------------------------------

CAPITAL STOCK (Note 9)                          3,158,521      2,731,086

CONTRIBUTED SURPLUS (Note 10)                     569,156        546,224

DEFICIT                                        (5,001,453)    (4,179,977)
                                             -------------  -------------

                                               (1,273,776)      (902,667)
                                             -------------  -------------

                                             $    111,396   $    116,857
                                             =============  =============

APPROVED ON BEHALF OF THE BOARD


/s/  John van Arem                 /s/  Wayne Doss
------------------                 ---------------


================================================================================
                             See Accompanying Notes                           2.

                                  PHINDER TECHNOLOGIES INC.
                        (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                            CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED MARCH 31,                        2005           2004           2003
                                                  [RESTATED -    [RESTATED -    [RESTATED -
                                                  NOTE 2 (B),    NOTE 2 (B),    NOTE 2 (B),
                                                  19 AND 20]     19 AND 20]     19 AND 20]
============================================================================================
DEFICIT - beginning of year

As previously reported                           $ (4,191,897)  $ (3,208,862)  $ (2,488,801)

Change in accounting policy and                       (55,080)       (44,280)             -
correction of error (Note 2(b), 19 and 20)
Correction of accounting error (Note 19 and 20)        67,000              -              -
                                                 -------------  -------------  -------------

Deficit - as restated                              (4,179,977)    (3,253,142)    (2,488,801)

NET LOSS                                             (821,476)      (926,835)      (764,341)
                                                 -------------  -------------  -------------

                                                 $ (5,001,453)  $( 4,179,977)  $( 3,253,142)
                                                 =============  =============  =============


================================================================================
                             See Accompanying Notes                           3.

                              PHINDER TECHNOLOGIES INC.
                    (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                        CONSOLIDATED STATEMENTS OF OPERATIONS


FOR THE YEARS ENDED MARCH 31,                2005           2004           2003
                                          [RESTATED -    [RESTATED -    [RESTATED -
                                          NOTE 2 (B),    NOTE 2 (B),    NOTE 2 (B),
                                          19 AND 20]     19 AND 20]     19 AND 20]
====================================================================================
REVENUES                                 $    199,794   $    465,812   $  1,479,254

COST OF REVENUES                               32,277        122,055        529,820
                                         -------------  -------------  -------------

GROSS PROFIT                                  167,517        343,757        949,434
                                         -------------  -------------  -------------

EXPENSES

    Administrative                            491,588        904,915        962,693
    Selling                                   220,048         46,938        103,398
    Management fees                           132,018        221,000         77,759
    Computer                                  102,535        110,290        316,010
    Interest                                   22,177         25,431         41,208
    Amortization                               20,627         29,018         38,456
    Impairment of Goodwill (Note 4)                 -              -        190,501
    Impairment of Intangibles (Note 13)             -              -         58,750
                                         -------------  -------------  -------------

                                              988,993      1,337,592      1,788,775
                                         -------------  -------------  -------------

NET LOSS - before under noted items          (821,476)      (993,835)      (839,341)

  Gain on dilution (Note 10)                        -         67,000              -


  Settlement of debt (Note 8)                       -              -        (75,000)
                                         -------------  -------------  -------------

NET LOSS                                 $   (821,476)  $   (926,835)  $   (764,341)
                                         =============  =============  =============

LOSS PER SHARE (Note 11)                 $      (0.07)  $      (0.13)  $      (0.30)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES                              12,135,646      7,359,209      2,540,846


================================================================================
                             See Accompanying Notes                           4.

                                   PHINDER TECHNOLOGIES INC.
                         (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                            CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED MARCH 31,                          2005           2004           2003
                                                    [RESTATED -    [RESTATED -    [RESTATED -
                                                    NOTE 2 (B),    NOTE 2 (B),    NOTE 2 (B),
                                                    19 AND 20]     19 AND 20]     19 AND 20]
==============================================================================================
OPERATING ACTIVITIES

  Net loss                                         $   (821,476)  $   (926,835)  $   (764,341)
  Adjustment for non-cash items:
  Amortization of property and equipment                 20,627         29,018         38,456
  Management fees paid by issuance of shares             17,500        221,000              -
  Consulting services paid by issuance of shares        107,975        102,350         45,000
  Consulting services paid by issuance of
  Subsidiary shares                                      17,500              -              -
  Rent paid by issuance of shares                        41,322              -
  Employee stock option expense                          10,400              -              -
  Settlement of debt by issuance of shares                    -         46,000              -
  Expense paid by issuance of stock option                    -              -         14,000
  Dilution gain (Note 10)                                     -        (67,000)             -
  Impairment of goodwill                                      -              -        190,501
  Settlement of debt                                          -              -        (75,000)
  Impairment of intangibles                                   -              -         58,750
                                                   -------------  -------------  -------------
                                                       (606,152)      (584,667)      (448,354)
  Changes in non-cash balances related to
  operations (Note 12)                                   82,796        159,356         66,340
                                                   -------------  -------------  -------------

CASH FLOWS USED IN
OPERATING ACTIVITIES                                   (523,356)      (425,311)      (382,014)
                                                   -------------  -------------  -------------

INVESTING ACTIVITIES

  Additions to property and equipment                    (4,547)          (648)        (5,065)
                                                   -------------  -------------  -------------

CASH FLOWS USED IN INVESTING ACTIVITIES                  (4,547)          (648)        (5,065)
                                                   -------------  -------------  -------------

FINANCING ACTIVITIES

  Advances from shareholders                            105,237       (241,650)       141,012
  Convertible notes payable                              (8,461)       (16,636)        (7,600)
  Increase (decrease) in loans payable                   35,095        (30,779)       (46,121)
  Note payable (Note 8)                                       -        (15,000)             -
  Issuance of capital stock                             257,339        170,654        302,605
  Share issuance by subsidiary                          130,032        559,144              -
                                                   -------------  -------------  -------------

CASH FLOWS PROVIDED BY
FINANCING ACTIVITIES                                    519,242        425,733        389,896
                                                   -------------  -------------  -------------

NET CHANGE IN CASH                                       (8,661)          (226)         2,817

CASH - Beginning of year                                 11,384         11,610          8,793
                                                   -------------  -------------  -------------

CASH - End of year                                 $      2,723   $     11,384   $     11,610
                                                   =============  =============  =============


================================================================================
                             See Accompanying Notes                           5.

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

     -    The Company recognized stock options compensation loss of $44,280.


================================================================================
                             See Accompanying Notes                           6.

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

1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

     On February 1, 2005 the Company changed its name from Digital Rooster.com Ltd. to Phinder Technologies Inc.

     Phinder Technologies Inc. (the "Company"), formerly known as Digital Rooster.com Ltd., its formerly wholly owned subsidiary Avrada Inc. and its wholly owned Web Dream Inc. and Pizay Investments Inc. ("the Group") derive their revenue also from the license of video content, monthly subscriptions to the website content and TeleCenter hotel advertising.

     In October 2004, the Company acquired a new wholly owned US based subsidiary named Axcess Internet Solutions Inc. The subsidiary provides subscriptions to YellowPages.biz, an online business directory that includes web hosting, unlimited Internet access, web based email and a customized web site.


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

     b)   Change in accounting policy

          Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted on or after January 1, 2002. To reflect this change in the accounting policy, prior years' financial statements were restated.
          This change results in an increase in net loss by $10,400, 10,800 and $44,280 for the fiscal years ended March 31, 2005, 2004 and 2003 respectively, an increase of $55,080 and $44,280 to the opening deficit of fiscal 2005 and 2004 respectively and an increase in contributed surplus by $65,480, $55,080 and $44,280 for the fiscal 2005, 2004 and 2003 respectively.


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

3.   PROPERTY AND EQUIPMENT


                                            As At March 31, 2005
                                            ---------------------
                                                 Accumulated       Net Carrying
                                  Cost          Amortization          Amount
                              ------------  ---------------------  -------------
     Furniture and equipment  $     45,978  $              29,038  $      16,940

     Leasehold improvements          8,141                  8,141              -

     Computer hardware             240,952                200,429         40,523

     Computer software              20,958                 20,958              -
                              ------------  ---------------------  -------------

                              $    316,029  $             258,566  $      57,463
                              ============  =====================  =============



                                            As At March 31, 2004
                                            ---------------------
                                                 Accumulated       Net Carrying
                                  Cost          Amortization          Amount
                              ------------  ---------------------  -------------
     Furniture and equipment  $     45,978  $              24,803  $      21,175

     Leasehold improvements          8,141                  8,141              -

     Computer hardware             236,404                184,036         52,368

     Computer software              20,958                 20,958              -
                              ------------  ---------------------  -------------

                              $    311,481  $             237,938  $      73,543
                              ============  =====================  =============


================================================================================
/Continued                                                                   10.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003
================================================================================

4.   GOODWILL

     During the year 2003, the Company reviewed the carrying value of Goodwill for impairment. The company has determined that goodwill representing the value of the company's listing on a Canadian Stock Exchange is permanently impaired, as the main market for the company shares has been moved to the over the-counter bulletin board market ("OTC BB") in the United States. Accordingly, the carrying amount of goodwill of $190,501 has been recorded as an impairment charge in the statement of operations.

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


                                                   Wt. Avg.                 Wt. Avg.
                                                   Exercise    Options      Exercise
                                        Number      Price    Exercisable     Price
                                       ---------  ---------  ------------  ---------
     Balance, April 1, 2003             393,870   $    0.37       93,870   $    0.37

     Cancelled                         (146,870)       0.25     (146,870)       0.25
     Granted                                  -           -            -           -
     Exercised                                -           -            -           -
                                       ---------  ---------  ------------  ---------
     Balance, March 31, 2004 and 2005   247,000   $    0.44      247,000   $    0.44
                                       =========  =========  ============  =========

Options outstanding and exercisable at March 31, 2005 are as follows:

          Outstanding                                          Exercisable
          -----------                                          -----------
                                                                            Wt. Avg.
                         Expiry     Remaining     Wt. Avg.                  Exercise
            Number        Date        Life     Exercise Price    Number      Price
          -----------  -----------  ---------  --------------  -----------  --------

              247,000  March, 2013          8            0.44      247,000      0.44

              247,000                                              247,000
          ===========                                          ===========


No stock options were granted during the years ended March 31, 2004 and 2005.


================================================================================
/Continued                                                                   13.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2005, 2004 AND 2003
================================================================================

10.  CONTRIBUTED SURPLUS

     Balance as at April 1, 2003                                                 $ 44,280

     Avrada common shares issued for cash in Fiscal 2004                          491,144

     Change in accounting policy - stock-based compensation (Note 2(b) and 19)     10,800
                                                                                ----------

     Balance as at March 31, 2004                                                 546,224

     Buyback of shares                                                           (135,000)

     Issued for cash                                                              130,032

     Issued for consulting services                                                17,500

     Change in accounting policy - stock-based compensation (Note 2(b) and 19)     10,400
                                                                                ----------

     Balance as at March 31, 2005                                               $ 569,156
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

     Future minimum payments for its operating leases as at March 31, 2005 are approximately as follows:

          2006                                           $    75,000
          2007                                           $    72,000
          2008                                           $    12,000

16.  INCOME TAXES

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                          2005                  2004                   2003
                                          ----                  ----                   ----
                                   Amount       %        Amount        %        Amount       %
                                 ----------  --------  ----------  ----------  ---------  ---------
     Combined statutory basic
       Canadian federal and
       provincial tax rates      $(300,000)   (36.12)  $(360,000)  $(263,500)    (36.60)    (36.60)
     Loses for which no
       income tax benefits
       have been recorded and
       other permanent
       differences                 300,000     36.12     360,000       36.60    263,500      36.60
                                 ----------  --------  ----------  ----------  ---------  ---------
                                 $       -   $     -   $       -   $       -   $      -   $     -
                                 ==========  ========  ==========  ==========  =========  =========

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $ 4,850,000 to be applied against future taxable income. The losses expire as follows:

          2006                                             $ 133,000
          2007                                               614,000
          2008                                               771,000
          2009                                             1,052,000
          2010                                               490,000
          2011                                               960,000
          2015                                               830,000
                                                             -------
                                                          $4,850,000
                                                          ==========

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                             March 31,     March 31,
                                                                2005          2004
                                                            ------------  ------------
          Future income tax asset - Losses carried forward  $ 1,800,000   $ 1,500,000
          Valuation allowance                                (1,800,000)   (1,500,000)
                                                            ------------  ------------
          Net future income tax asset                       $         -   $         -
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

19.  CORRECTION OF ERRORS

     The consolidated financial statements as at March 31, 2005, 2004 and 2003 and for the years then ended have been corrected for accounting errors made regarding the stock-based compensation expense.

     As a result, stock-based compensation expense for the year ended March 31, 2005 has been decreased from $49,000 to $10,400. The consolidated statements of operations and deficit for the years ended March 31, 2004 and 2003 have been restated to record the stock-based compensation expense of $10,800 and $44,280 respectively instead of charging the stock-based compensation expense of $49,000 directly to the statement of deficit for the year ended March 31, 2004.

     Net loss for the year ended March 31, 2005 has been decreased by $38,600 and net loss for the year ended March 31, 2004 and 2003 has been increased by $10,800 and $44,280 respectively. Deficit for the year ended March 31, 2005 has been decreased by $32,520 and increased by $6,080 and $44,280 for the years ended March 31, 2004 and 2003 respectively and contributed surplus amount has been decreased by $32,520 as at March 31, 2005 and increased by $6,080 and $44,280 as at March 31, 2004 and 2003 respectively.


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

19.  CORRECTION OF ACCONTING ERRORS - continued

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

20.  RESTATEMENT OF PRIOR YEARS FINANCIAL STATEMENTS

     The consolidated financial statements have been restated to include the consolidated statements of operations and the consolidated statements of cash flows for the three years ended March 31, 2005, 2004, and 2003 in accordance with the requirements of Items 8 and 17 of Form 20-F and Rule 3-02 of Regulation S-X and to give effect to the change in accounting policy (Note 2(b)) and correction of errors (Note 19).


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

21.       CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES -
          CONTINUED

          (iv) In December 2004, the Financial Accounting Standard Boards ("FASB") issues Statements No. 123 (R), Share - Based Payments which will require compensation costs related to share based payment transactions to be recognized in the financial statements. As permitted by the predecessor Statement No. 123, we do not recognizecompensation expense with respect to stock options we have issued because the option price was no greater than the market price at the time the option was issued. Statement 123(R) will be effective for us in our fiscal quarter beginning January 1, 2006. We have not completed an evaluation of the impact of Adopting Statements 123 (R).

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


================================================================================
                                                                             21.

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