Form 20-F
period 2006-03-31
Phinder Technologies Inc
filed 2006-06-29
CIK 1136386

SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, DC 20549
                                      FORM 20-F


Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                    For the fiscal year ended March 31, 2006


                         Commission file number 00032559
                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                         AN ONTARIO, CANADA CORPORATION
              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
                       (416) 815-1771; FAX (416) 815-1259

RESTATEMENT
The consolidated Balance Sheet and Statements of Deficit for the years ended March 31, 2005 and 2004 have been restated to correct for the error in recording minority interest, contributed surplus and dilution gain as described in Note 11
(i) and 20 to the financial statements.

PLEASE NOTE THAT ALL VALUES ARE EXPRESSED IN CANADIAN DOLLARS WITH US DOLLARS SHOWN IN THE BRACKETS.

3A. SELECTED FINANCIAL DATA
The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F2 Of this registration and Item 5 "Operating and Financial Review and Prospects".


                                                 Year            Year             Year              Year
                                                 Ended           Ended            Ended             Ended
                                                 March 31/03     March 31/04      March 31/05       March 31/06
                               Year              Consolidated    Consolidated     Consolidated      Consolidated
                               Ended             (Restated-      (Restated-       (Restated-
                               March 31/02       Note 2(b)       Note 2(b)         Note 2(b)
                               Consolidated       and 21)         and 21)           and 21)

Operations                      Audited          Audited           Audited          Audited          Audited

Sales                         $  1,227,878      $ 1,479,254       $   465,812      $   199,794     $  5,049,248
Cost of Sales                      348,525          529,820           122,055           32,277        2,987,122
Gross Profit                       879,353          949,434           343,757          167,517        2,062,126
Expenses                         1,914,661        1,788,775         1,337,592          988,993        4,470,659
Settlement of debt                      --          (75,000)               --               --               --
Gain on dilution (Note21)
Net Loss                      $ -1,035,308      $  -764,341       $  -993,835      $  -821,476     $ -2,408,533
Income per
Share                                -0.87            -0.30            -0.135           -0.068           -0.061
Weighted
Average                          1,192,182        2,540,846         7,359,209       12,135,646       39,575,665


BALANCE SHEET
INFORMATION


Current Assets              $  139,267      $   86,520      $   43,314      $   53,933      $2,945,926
Capital Assets                 135,304         101,913          73,543          57,463          50,933
Intangible asset                    --              --              --              --         350,400
Goodwill                       190,501              --              --              --              --

Total Assets                   465,072         188,433         116,857         111,396       3,347,259

Accounts Payable and
Accrued Liabilities            607,996         788.808         907,656       1,004,461       2,477,003
Income Tax Payable               2,415           2,415              --              --              --
Deferred Revenue               170,967           3,346             874           6,146              --
Loans Payable                   76,900          30,779              --          35,095          23,360
Due to Shareholders            109,725         250,736           9,086         249,324          78,850
Note Payable                    90,000          15,000              --              --              --
Convertible Note               125,144         117,544         100,908          89,146          86,080
Convertible Debentures              --              --              --              --         666,344
Total Liabilities            1,183,147       1,206,213       1,019,524       1,384,172       3,331,637

Capital Stock                1,770,726       2,191,082       2,731,086       3,158,521       5,723,101

Subscriptions Received              --              --              --              --         420,480

Contributed Surplus                 --          44,280         546,224         637,156       1,349,027

Retained Earnings           -2,488,801      -3,253,142      -4,179,977      -5,068,453      -7,476,986

Equity                        -718,075      -1,017,780        -902,667      -1,272,776          15,622

Liabilities and
Shareholders Equity            465,072         188,433         116,857         111,396       3,347,259


ITEM 3D

RISK FACTORS

Financial

Phinder Technology recorded the following losses in fiscal years 2002, 2003, 2004, 2005 and 2006 consolidated statements. In the year ended March 31, 2002, $1,035,308 ($659,642); in the year ended March 31, 2003, $764,341 (US$520,208);
in the year ended March 31, 2004, $993,835 (US$758,395); in the year ended March 31, 2005 $821,476 (US$679,130); and in the year ended March 31, 2006, $2,408,533
(US$2,062,100).

Our independent auditors expressed a going concern qualification to our audited statements. Due to our operating losses and working capital deficiency, our continuance as a going concern is dependent upon our ability to obtain adequate financing or to reach and sustain profitable levels of operation.

The Company has closed four Convertible debentures in the fourth quarter ended March 31, 2006 and six during the 2006 fiscal year. In addition, two factoring agreements were entered into in December 2005. Our expectations are that revenue will continue to show strong growth on a quarter by quarter basis and that combined with the Debentures signed during fiscal 2006 and to date, along with the factoring agreements signed in December 2005 will ensure our on-going operations.

Possible Volatility of Stock Price

The market price of Phinder's common shares has been and may be subject to fluctuations in response to factors such as actual or anticipated variations in Phinder's consolidated results of operations, general market considerations and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions and interest rate changes may adversely affect the market price of the common shares.

In addition, our common shares are considered a penny stock, which may adversely affect their liquidity. The Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price as defined in those regulations, of less than US $5.00 per share, subject to certain exceptions. Generally, for any transaction involving a penny stock, a broker/dealer is required to deliver, prior to the transaction, a disclosure schedule relating to the penny stock market as well as disclosure concerning, among other things, the commissions payable, current quotations for the securities and information on the limited market in penny stocks. The administrative requirements imposed by these rules may affect the liquidity of our common shares.

Contingencies

In the normal course of operations, there are or may be claims or proceedings instituted against the Company. Management does not expect that these claims or proceedings will have a material effect on the financial position of the Company or its results of operations. Losses sustained, if any, will be recorded on the statements of operations at such time as the loss is determined.

Enforcement of Civil Liabilities

It may be difficult for our Shareholders to enforce civil liabilities under the US Federal Securities Laws, as the Company is a Canadian corporation, incorporated under Canadian law. The majority of the Company's directors and executive officers are Canadian citizens or residents. All or a substantial portion of these persons' assets and substantially all of the Company's assets are located outside of the United States. It may not be possible for investors to effect service of process within the United States upon those persons or enforce against them judgments of U.S. Courts based upon civil liabilities under U.S. federal or state securities laws.

Control

Control of the Corporation is concentrated in a small number of Shareholders. Our officers, directors and their affiliates, either directly or beneficially own approximately 52% of our outstanding common shares. These shareholders, acting together, would be able to control most matters requiring approval by shareholders, including the election of directors. Concentration of large amounts of our shares in the hands of the principal shareholders may also make more difficult any takeover, buy-out or change of control of the Corporation not approved by management.

We are dependent upon one key person: John A. van Arem. Mr. van Arem is knowledgeable about all aspects of our business and has developed relationships in the industry that facilitate our business and maintains on a day-to-day basis business relationships with service providers, investors and media. The loss of this individual could have a material adverse effect on our business. We have no key-man life insurance policy on this individual.

ITEM 4A.4
INFORMATION ON THE COMPANY

Phinder Technologies Inc. is an electronic market developer that specializes in the creation and marketing of software solutions to assist small businesses in the set-up of an online presence. Phinder offers bundled services including the use of our proprietary web builder software, web hosting, unlimited internet access, web based email and a high quality web site to small business owners, allowing the quick establishment of a personalized online presence.

Fiscal 2006 was an eventful year for Phinder Technologies.

The Company introduced its Internet Bundle Suite, which is finding wide acceptable in the market place, resulting in increasing revenues, thus supporting management's decision to place its entire focus on the providing of web-based services to small businesses.

By year-end, the Company had achieved a customer base of 30,000 active clients.

A number of private placements and debentures were issued during the year, providing the required funds to expand our marketing efforts and fund future growth.



ITEM 5A.1

OPERATING RESULTS

TWELVE MONTHS ENDED MARCH 31, 2006 COMPARED TO THE TWELVE MONTHS ENDED MARCH 31, 2005

For the twelve months ended March 31, 2006 revenue was $5,049,248 (US$4,322,986) compared to 199,794 (US$165,174) for the year ending March 31, 2005, an increase of $4,849,454 (US$4,157,812).

Cost of sales was $2,987,122 (US$2,557,467) for the twelve months ended March 31, 2006, compared to $32,277 (US$26,817) for the twelve months ended March 31, 2005.

The significant increase in revenue and cost of sales was attributable to the fact that the Company's focus in fiscal 2006 was entirely upon providing web-based services to small businesses, which is altogether different from fiscal 2005.

The Company does not include the cost of its own employees in cost of services.

The Company expects that the cost of sales will decrease in the future as a percentage of revenue, as our cost of sales are heavier at the start of a client's relationship with us and decrease the longer the client stays with us.

Administrative expenses were $2,151,897 (US$1,842,378) for the twelve months ended March 31, 2006, compared to 491,588 (US$407,754) for the twelve months ended March 31, 2005. This increase of $1,660,309 (US$1,421,497) is mainly due to $731,756 (US$626,503) increase in Salaries and Benefit costs, $613,837 (US$525,545) in Bad Debts, $99,536 (US$85,219) in Accounting Fees, $85,316
(US$73,045) in Legal Fees and $69,678 (US$59,656) in Factoring Fees.

The Salaries and Benefits increase includes stock-based compensation of $690,571 (US$591,242). This cost is calculated using the Black-Scholes option pricing formula. The remaining increase of $41,105 (US$35,261) is due to an increase in staffing and higher payroll taxes for the year.

The increase in the Bad Debt allowance of $613,837 (US$525,545) is due to the Company's review of receivables and reflects our desire to fully allow for all potential bad debts.

The increase in Accounting Fees of $99,536 (US$85,219) represents increase in costs for the year-end audit and costs of preparation of tax returns.

The increase in Legal Fees of $85,316 (US$73,045) is mainly the result of costs associated with new debentures entered into during the fiscal 2006 and for the factoring agreements.

The Factoring Fees of $69,678 (US$59,656) represent fees charged by the factoring company.

Stock-based compensation included in administrative expenses represents the following. The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The Company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged to income for this plan is $700,971 (US$600,171) for 2006, $10,400 (US$8,928) for 2005, $10,800 (US$8,241) for 2004, and $44,280
(US$30,137) for 2003 respectively.


Consulting costs in fiscal 2006 were $1,288,831 (US$1,103,451), compared to $129,726 (US$111,066) for the year ending March 31, 2005, an increase of $1,159,105(US$992,385). The increase relates mainly to investor relations programs that were started during the fourth quarter of fiscal 2006.

Management fees in the fiscal 2006 were $485,969 (US$409,755), compared to $132,018 (US$113,029) for the year ending March 31, 2005, an increase of $353,951 (US$296,726). The increase is mainly due to $313,824 (US$268,685) for the management of our US calling centers.

Interest expenses in the fiscal 2006 were $278,511 (US$234,832), compared to $22,177 (US$18,987) for the year ending March 31, 2005, an increase of $256,334 (US$215,845). The increase relates to increased debenture and loan interest as well as interest charges on the factoring agreements during fiscal 2006.


TWELVE MONTHS ENDED MARCH 31, 2005 COMPARED TO THE TWELVE MONTHS ENDED MARCH 31, 2004

For the twelve months ended March 31, 2005 revenue was $199,794 (US$165,174) compared to $465,812 (US$355,446) for the period ending March 31, 2004. The significant decline in revenue was mainly attributable to the decrease in sales volume and prices. Also as a result of the unfavorable US exchange rate ($1.2096 in year 2005 compared to $1.3105 in 2004), the revenue was decreased by $16,666 (US$13,778).

Cost of sales was $32,277 (US$26,817) for the twelve months ended March 31, 2005, compared to $122,055 (US$93,136) for the twelve months ended March 31, 2004. The main reason for this decrease is attributable to the decline in content sales and the Company's focus on Internet Bundle, our new product introduced this year. The sales of Internet Bundle started in the first quarter of fiscal 2006.

The Company does not include the cost of its own employees in cost of sales.

The Company intends to decrease content sales, traffic and membership sales as being unprofitable, leaving Internet Bundle as our major source of revenue. The Company's overall cost of sales is expected to increase as the sales of Internet Bundle increase.

Administrative expenses were $491,588 (US$407,754) for the twelve months ended March 31, 2005, compared to $904,915 (US$690,511) for the twelve months ended March 31, 2004. The main reason for the decrease in an administrative expense is attributable to the decrease in revenue and our cost cutting.

Salaries in fiscal 2005 were $89,974 (US$ 74,383), compared to $387,008 (US$ 295,313) in fiscal 2004. Administrative expenses were $185,933 (US$ 153,714) in fiscal 2005, compared to $286,999 (US$ 219,000) in fiscal 2004 mainly due to decreased consulting fees. There were no other material changes in other administrative expenses.

Stock-based compensation included in administrative expenses represents the following. The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The company accounts for stock options granted in accordance with the fair value based method of accounting for stock based compensation. The Company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged to income for this plan is $10,400 (US$8,241) for 2005 and $10,800 (US$8,928) in fiscal 2004 respectively.


Selling expenses were $220,048 (US$181,918) for the period ended March 31, 2005, compared to $46,938 (US$35,816) for the period ended March 31, 2004. The increase is attributable to Internet Bundle, the new product launched in January 2005. Selling expenses for Internet Bundle were $194,858 ($US161,093).

Computer expenses were $102,535 (US$84,768) in the twelve months ended March 31, 2005, compared to $110,290 (US$84,159) in the twelve months ended March 31, 2004. The decrease is due to a reduction in bandwidth rates.


TWELVE MONTHS ENDED MARCH 31, 2004 COMPARED TO THE TWELVE MONTHS ENDED MARCH 31, 2003

For the twelve months ended March 31, 2004 revenue was $ 465,812 (US$355,446) compared to $1,479,254 (US$1,006,775) for the period ending March 31, 2003. The significant decline in revenue was mainly attributable to the decrease in sales volume and prices. Also as a result of the unfavorable US exchange rate ($1.3105 in year 2004 compared to $1.4693 in 2003), the revenue was decreased by $56,445 (US$43,074).


Cost of sales was $ 122,055 (US$93,136) for the twelve months ended March 31, 2004, compared to $ 529,820 (US$360,593) for the twelve months ended March 31, 2003. Cost of Sales is directly influenced by the Company's sales mix among content sales, traffic and membership sales. The main reason for the decrease in cost of sales is attributable to the decrease in traffic sales. Cost of sales differs for each of these categories, being lower in content sales and membership and higher in traffic.

The Company does not include the cost of its own employees in cost of services. As the Company intends to increase traffic sales, the Company's overall cost of sales is expected to increase.

Administrative expenses were $904,915 (US$690,511) for the twelve months ended March 31, 2004, compared to $962,693 (US$655,205) for the twelve months ended March 31, 2003. The main reason for the decrease in an administrative expense is attributable to the decrease in revenue.

Salaries were $387,008 (US$ 295,313) during fiscal 2004, compared to $408,004 (US$408,004) during fiscal 2003. This decrease was partially offset by an increase in fees related to the Company's cost for stock trading, which was $47,062 (US $35,911) in fiscal 2004 compared to $35,669 (US $24,276) in fiscal
2003. There were no material changes in any other administrative expenses.

Stock options compensation included in administrative expenses represent the following. The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.The company accounts for stock options granted in accordance with the fair value based method of accounting for stock based compensation. The compensation loss that has been charged to income for this plan is $10,800 (US$8,241) in fiscal 2004 and $44,280 (US$30,137) for fiscal 2003.

Selling expenses were $46,938 (US$35,816) for fiscal 2004 compared to $103,398 (US$70,372) for fiscal 2003. The decrease in selling expenses is attributable to the decrease in advertising.

Computer expenses were $110,290 (US$84,159) for fiscal 2004, compared to $316,010 (US$215,075) for fiscal 2003. This decrease was due to a reduction in bandwidth rates.


TWELVE MONTHS ENDED MARCH 31, 2003 COMPARED TO THE TWELVE MONTHS ENDED MARCH 31, 2002

For  the  twelve   months   ended   March  31,  2003   revenue  was   $1,479,254
(US$1,006,775), compared to $1,227,878 (US$782,337)for the period ending March 31, 2002.

Cost of sales were $529,820 (US$360,593) for the twelve months ended March 31, 2003, compared to $348,525 (US$218,306) for the twelve months ended March 31, 2002. The main reason for the increase in cost of sales is attributable to the increase in revenue, the company's main focus for the twelve months ended March 31, 2003 was to concentrate on the development and launching of new products to increase their market share in buying and selling of traffic.

The Administrative expenses were $962,693 (US$655,205) for the twelve months ended March 31, 2003, compared to $1,369,681 (US$857,927) for the twelve months ended March 31, 2002. The main reason for the increase in is the increase in revenue.

Selling expenses were $103,398 (US$70,372) for the period ended March 31, 2003, compared to $61,059 (US$38,246) for the twelve months ended March 31, 2002. The Selling expenses remained relatively stable for both periods.

Computer expenses were $ 316,010 (US$215,075)for the twelve months ended March 31, 2003, compared to $300,205 (US$188,039) for the twelve months ended March 31, 2002.

Computer expenses have decreased; as there has been increased competition for bandwidth, our price dropped. The company has determined that goodwill representing the value of the company's listing on a Canadian Stock Exchange is permanently impaired, as the main market for the company shares has been moved to the over the-counter bulletin board market ("OTC BB") in the United States. Accordingly, an appropriate amount has been recorded as an impairment charge in the statement of operations.

TWELVE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE TWELVE MONTHS ENDED MARCH 31, 2001

For the twelve months ended March 31, 2002 revenue was $ 1,227,878 (US$782,337), compared to $2,508,122 (US$1,590,439) for the period ending March 31, 2001.

Cost of sales were $ 348,525 (US$218,306) for the twelve months ended March 31, 2002, compared to $737,562 (US$467,699) for the twelve months ended March 31, 2001. The main reason for the decrease in cost of sales is attributable to the decrease in revenue, the company's main focus for the twelve months ended March 31, 2002 was to concentrate on the development and launching of new products to increase their market share in the online entertainment sector. The buying and selling of traffic was very limited in the twelve months ended March 31, 2002.

The Administrative expenses were $ 1,369,681 (US$857,927) for the year ended March 31, 2002 compared to $ 1,318,372 (US$836,000) for the year ended March 31,2001. The administrative expenses remained relatively stable for both periods in light of the significant decrease in revenue.

Selling expenses were $61,059 (US38,246) for the year ended March 31, 2002, compared to $ 770,512 (US$488,594) for the year ended March 31, 2002. The decrease in selling expenses is attributable to the decrease in traffic sales.

Computer expenses were $300,205 (US$188,039) for the year ended March 31, 2002, compared to $439,071 (US$278,422) for the year ended March 31, 2001. Computer expenses have decreased; as there has been increased competition for bandwidth which resulted in a reduction to our rates.

Goodwill has been amortized on a straight-line basis beginning in the fiscal year March 2000 over an estimated useful life of five years.



ITEM 5B

LIQUIDITY AND CAPITAL RESOURCES

TWELVE MONTHS ENDED MARCH 31, 2006

Phinder's primary sources of cash have historically been cash flow from operations and equity offerings. The cash has been used for general working capital.

Cash used in operating activities was $1,155,713 (US$989,521) for the twelve months ended March 31, 2006, primarily attributable to a net loss of $2,408,533 (US$2,062,100).

Cash provided by financing activities in the twelve months ended March 31, 2006 was $1,972,261 (US$1,688,649). The primary source of funds was the issuance of shares and convertible debentures.

Cash used in investing activities for the twelve months ended March 31, 2006 was $361,713 (US$309,686) consisting of an acquisition of intangible assets for $350,400 (US$300,000) and the purchase of capital assets $11,313 (US$9,686).

The company does not have any hedging activities. The company does not have any material commitments for capital expenditures.


TWELVE MONTHS ENDED MARCH 31, 2005

Cash used in operating activities was $523,356 (US$432,669) for the twelve months ended March 31, 2005, primarily attributable to a net loss of $821,476 (US$679,130).

Cash provided by financing activities in the twelve months ended March 31, 2005 was $519,242 (US$429,268) consisting of an increase in advances from shareholders of $105,237 (US$87,001), a decrease in convertible notes payable of $8,461 (US$6,995), an increase in loans payable of $35,095 (US$29,014), offset by increase in capital stock of $257,339 (US$212,747) and share issuance by subsidiary of $130,032 (US$107,500).

Cash used in investing activities for the twelve months ended March 31, 2005 was $4,547 (US$3,759).

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

TWELVE MONTHS ENDED MARCH 31, 2004

Cash used in operating activities was $425,311 (US$324,541) for the twelve months ended March 31, 2004, primarily attributable to a net loss of $926,835 (US$707,238).

Cash provided by financing activities in the twelve months ended March 31, 2004 was $425,733 (US$324,864) consisting of a decrease in advances from shareholders $241,650 (US$184,935), a decrease in convertible notes payable of $16,636 (US$12,694), a decrease in loans payable of $30,779 (US$123,487), a decrease in notes payable of $15,000 (US$11,446), offset by increase in capital stock of $170,654 (US$130,220) and share issuance by subsidiary of $559,144 (US$426,665).

Cash used in investing activities for the twelve months ended March 31, 2004 was $648 (US$494).

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

TWELVE MONTHS ENDED MARCH 31, 2003

Cash used in operating activities was $382,014 (US$259,997) for the twelve months ended March 31, 2003, primarily attributable to a net loss of $ $764,341 (US$520,208).

Cash provided by financing activities in the twelve months ended March 31, 2003 was $389,896 (US$265,362) consisting of an increase in advances from shareholders of $141,012 (US$95,972), a decrease in convertible notes of $7,600 (US$5,173)and an increase in capital stock of $ 302,605 (US$205,952), offset by a decrease in loans payable of $46,121 (US$31,390).

Cash used in investing activities for the twelve months ended March 31, 2003 was $5,065 (US$3,447).

TWELVE MONTHS ENDED MARCH 31, 2002

Cash used in operating activities was $633,978 (US$403,936) for the twelve months ended March 31, 2002, primarily attributable to a net loss of $1,035,308 (US$659,641).

Cash provided by financing activities in the twelve months ended March 31, 2002 was $619,507 (US$388,041) consisting of an increase in advances from shareholders of $64,153 (US$40,184), an increase in convertible notes of $125,144 (US$79,735)and an increase in capital stock of $195,600 (US$122,518), offset by a decrease in loans payable of $76,522 (US$47,931).

Cash used in investing activities for the twelve months ended March 31, 2002 was $9,527 (US$5,967).


TWELVE  MONTHS  ENDED MARCH 31, 2006  COMPARED TO TWELVE  MONTHS ENDED MARCH 31,
2005

Cash used in operating activities was $1,155,713 (US$989,521) for the twelve months ended March 31, 2006, primarily attributable to a net loss of a net loss of $2,408,533 (US$2,062,100). For the same period in 2005, cash used in operating activities was $523,356 (US$432,669), attributable to a net loss of $821,476 (679,130).

The increase of $632,357 (US$541,424) is mainly the result of increased business activity due to the change in the company's focus to the supplying of web-based technology to small businesses.

Cash provided by financing activities in the twelve months ended March 31, 2006 was $1,972,261 (US$1,688,650), primarily as a result of the issuance of shares $963,263 (US$824,746) and convertible debentures $756,119 (US$647,389). In addition, we received payment late in fiscal 2006 for shares that weren't issued until fiscal 2007 in the amount of $420,480 (US$360,015). For the same period in 2005, cash provided by financing activities in the twelve months ended March 31, 2005 was $519,242 (US$429,268) consisting of $105,237 (US$87,001) increase in advances from shareholders, decrease in convertible notes payable of $8,461 (US$6,995), increase in loans payable of $35,095 (US$29,014) offset by increase in capital stock of $257,339 (US$212,747) and share issuance by subsidiary of $130,032 (US$107,500).

The increase of $1,453,019 (US$1,244,075) is primarily the result of the issuance of shares and convertible debentures.

Cash used in investing activities for the twelve months ended March 31, 2006 was $361,713 (US$309,686) consisting of the purchase of intangible assets for $350,400 (US$300,000) and the purchase of property and equipment for $11,313 (US$9,686). Cash used in investing activities for the twelve months ended March 31, 2005 was $4,547 (US$3,759).

The increase of $357,166 (US$305,793) is mainly due to the purchase of intangible assets.

We believe that our cash and cash requirements as at March 31, 2006 of $457,558 (US$391,745) together with funds raised in recent financing activities and funds expected to be generated from operations be sufficient to meet our cash requirements through March 31, 2007. There can be no assurance that we will not require additional financing prior to that time.


TWELVE  MONTHS  ENDED MARCH 31, 2005  COMPARED TO TWELVE  MONTHS ENDED MARCH 31,
2004

Cash used in operating activities was $523,356 (US$432,669) for the twelve months ended March 31, 2005, primarily attributable to a net loss of $821,476 (679,130). For the same period in 2004 cash used in operating activities was $584,667 (US$446,140), attributable to a net loss of $821,476 (US$769,130).

Cash provided by financing activities in the twelve months ended March 31, 2005 was $519,242 (US$429,268) consisting of $105,237 (US$87,001) increase in advances from shareholders, decrease in convertible notes payable of $8,461 (US$6,995), increase in loans payable of $35,095 (US$29,014) offset by increase in capital stock of $257,339 (US$212,747) and share issuance by subsidiary of $130,032 (US$107,500).

For the twelve months ended March 31, 2004 cash provided by financing activities was $425,734 (US$324,864) consisting of $241,650 (US$184,935) decrease in advances from shareholders, decrease in convertible notes payable of $16,635 (US$12,694), decrease in loans payable of $30,780 (US$123,487), decrease in note payable of $15,000 (US$11,446) offset by increase in capital stock of $170,654 (US$130,220) and share issuance by subsidiary of $559,144 (US$426,665).

Cash used in investing activities for the twelve months ended March 31, 2005 was $4,547 (US$3,759). Cash used in investing activities for the twelve months ended March 31, 2004 was $648 (US$494).

We believe that our cash and cash requirements as at March 31, 2005 of $2,723(US$2,251) together with funds raised in recent financing activities and funds expected to be generated from operations and new product will be sufficient to meet our cash requirements through March 31, 2006. There can be no assurance that we will not require additional financing prior to that time.


TWELVE  MONTHS  ENDED MARCH 31, 2004  COMPARED TO TWELVE  MONTHS ENDED MARCH 31,
2003

Cash used in operating activities was $425,311 (US$324,542) for the twelve months ended March 31, 2004, primarily attributable to a net loss of $993,835 (US$758,395). For the twelve months ended March 31, 2003, cash used in operating activities was $382,014 (US$259,997), attributable to a net loss of $764,341 (US$520,208).

Cash provided by financing activities in the twelve months ended March 31, 2004 was $425,734 (US$324,864) consisting of $241,650 (US$184,935) decrease in advances from shareholders, decrease in convertible notes payable of $16,635 (US$12,694), decrease in loans payable of $30,780 (US$123,487), decrease in note payable of $15,000 (US$11,446) offset by increase in capital stock of $170,654 (US$130,220) and share issuance by subsidiary of $559,144 (US$426,665). For the twelve months ended March 31, 2003 cash provided by financing activities was $389,896 (US$265,362) consisting of $141,012 (US$95,972) increase in advances from shareholders, decrease in convertible notes payable of $7,600 (US$5,173) and an increase in capital stock of $302,605 (US$205,952), offset by decrease in loans payable of $46,121 (US$31,390).

Cash used in investing activities for the twelve months ended March 31, 2004 was $648 (US$494) compared to $5,065 (US$3,447) for the same period ended March 31, 2003.


TWELVE MONTHS ENDED MARCH 31, 2003 COMPARED TO TWELVE MONTHS ENDED MARCH 31,
2002

Cash used in operating activities was $382,014 (US$259,997) for the twelve months ended March 31, 2003, primarily attributable to a net loss of $ $764,341 (US$520,208). For the same period in 2002 cash used in operating activities was $633,978 (US$403,936), attributable to a net loss of $ 1,035,308 (US$659,641).

Cash provided by financing activities in the twelve months ended March 31, 2003 was $389,896 (US$265,362) consisting of $141,012 (US$95,972) increase in advances from shareholders, decrease in convertible notes payable of $7,600 (US$5,173) and an increase in capital stock of $ 302,605 (US$205,952), offset by decrease in loans payable of $46,121 (US$31,390). For the twelve months ended March 31, 2002 cash provided by financing activities were $619,507 (US$388,041) consisting of $64,153 (US$40,184) increase advances from shareholders, increase in convertible notes payable of $125,144 (US$79,735) and an increase in capital stock of $ 195,600 (US$122,518), offset by decrease in loans payable of $76,522 (US$47,931).

Cash used in investing activities for the twelve months ended March 31, 2003 was $5,065 (US$3,447), compared to $9,527 (US$5,967) for the same period ended March 31, 2002.


TWELVE MONTHS ENDED MARCH 31, 2002 COMPARED TO TWELVE MONTHS ENDED MARCH 31,
2001

Cash used in operating activities was $633,978 (US$403,936) for the twelve months ended March 31, 2002, primarily attributable to a net loss of $1,035,308 (US$659,641). For the twelve months ended March 31, 2001, cash used in operating activities was $472,170 (US$315,390), attributable to a net loss of $889,056 (US$593,852).

Cash provided by financing activities in the twelve months ended March 31, 2002 was $619,507 (US$388,041) consisting of $64,153 (US$40,184) increase in advances from shareholders, increase in convertible note of $125,144 (US$79,735) and an increase in capital stock of $ 195,600 (US$122,518), offset by decrease in loans payable of $76,522 (US$47,931).

For the twelve months ended March 31, 2001 cash provided by financing activities were $517,497 (US$345,666) consisting of $76,561 (US$51,140) increase in loans payable, offset by a decrease in capital stock of $407,931 (US$272,481). Cash used in investing activities for the twelve months ended March 31, 2002 was $9,527 (US$5,967), compared to $46,639 (US$31,153) for the same period ended March 31, 2001.


ITEM 5F. CONTRACTUAL OBLIGATIONS

The company has no contractual obligations except for lease commitments disclosed in the Note 15 of Consolidated Financial Statements.


ITEM 6 A & C.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Two out of three directors were re-elected at the Corporation's Annual General Meeting of Shareholders held on March 13, 2006. Brad Estra resigned and Michael Curtis was elected instead.

John A. van Arem, Wayne Doss and Michael Curtis will hold offices until the next Annual General Meeting or until their successors are elected. We do not maintain insurance for the benefit of our directors and officers against liabilities incurred by them in their capacity as directors or officers. We do not maintain key man life insurance. There is no family relationship between or among any of our directors and executive officers. None of our directors has a contract with us providing for benefits upon termination of his position as a director.

The following discusses the business experience, history and functions of our directors and senior officers.

Michael Curtis, age 52, has over 30 years of business experience in public markets, and brings a strong and diversified corporate background to the company. He was President and founder of Cardwell Capital Corporation, a private investment and equity-trading firm, investing in private and public corporations in the North American markets. Mr. Curtis has been an active participant as a board member, as well as officer, of a number of public companies including oil and gas, and mining exploration and development. He brings to the company a strong background in trading, venture capital and corporate finance, along with a recognized expertise in mergers and acquisitions.

Wayne Doss, age 51, is an independent management consultant, formerly President & Chief Executive Officer of Keller Ladders, Inc. and Biltbest of California, Inc. (formerly Keller Industries, Inc) from 1993 to December 31, 1999.

John A. van Arem, age 48, became the President, Director and Chairman of the Board of the Corporation in December 1999. Since February 1998 to the present, Mr. van Arem has been responsible for overall management of the Corporation and its subsidiaries. From 1986 to 1992, Mr. van Arem owned and operated a successful framing contracting company in Ontario, Canada.

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

The following table and notes show the compensation paid by us to John Alexander van Arem for 2006 fiscal year.


Name         Management     Other        Long-Term     Compensation  Expiry Date
             Service        Annual       Stock Options Grants
             Provided       Compen-      No. of        Exercise
                            sation       Common        Price
                                         Shares
                                         for which
                                         option
                                         granted
--------------------------------------------------------------------------------
John A       168,192 (1)   11,856 (2)    2,500,000 (3)  $     0.15   Feb. 10/09
van Arem


(1) Mr. van Arem received in fiscal year 2006 a payment of $168,192 (US$144,000) relating to management service provided. In the fiscal year 2006, Mr. van Arem's total salary for twelve months was $0.

(2) Represents a monthly car allowance of $988 (US$850).

(3) Represents stock options to purchase common shares exercisable according to reaching a certain levels of growth in gross revenue of the Company.


6E.     SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table shows the share ownership of Directors and Senior Management as of March 31, 2006.

NAME                           NUMBER OF SHARES           PERCENTAGE OF
                                     OWNED               OUTSTANDING SHARES
John A. van Arem                7,467,000 (1)(2)                   14%

Wayne Doss                        372,500(1)(3)                    0.7%

Michael Curtis                    150,000 (1)                      0.3%

(1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in
Item 9 "The Offer and Listing".

(2) The number of shares includes 2,500,000 options exercisable at $0.15 according to reaching a certain levels of growth in gross revenue of the Company and 217,000 options to purchase common shares that are immediately exercisable at the price of $0.14. These options were granted on December 15, 2005 and March 26, 2003 and expire on February 10, 2009 and March 26, 2013 respectively.

(3) The number of shares owned includes 70,000 options to purchase common shares that are immediately exercisable at the price of $0.14.


6D. EMPLOYEES

As of March 31, 2006, we had four full-time and one part-time employees, compared to two full-time employees at March 31, 2005. This increase is attributable to the growth of operations. All of our employees are located in Toronto and occupy accounting or administrative positions. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel.

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

Options granted under the Plan will have an exercise price equal to the market price of the common shares on the day preceding the day of the grant as determined by our board of directors, where the market price is the closing price (or the closing bid and asked prices, as applicable) on the exchange or market where the shares are listed or quoted as selected by the board of directors, and will be exercisable over the period determined by the board of directors. Unvested options granted under the Plan will immediately become fully vested and exercisable upon the occurrence of any one of the following four events:

      o The acquisition of more than 50% of the beneficial ownership of our outstanding voting securities; a consolidation or merger with another company where our shareholders do not have the same proportionate ownership in the surviving entity that they had prior to the merger, and we are either (i) Not the continuing or surviving corporation, or (ii) our shares are converted into cash, securities or other property;

      o the sale, lease, exchange or other transfer of all or substantially all of our assets; and

      o     our shareholders approve a plan of liquidation or dissolution.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are a publicly owned Canadian corporation. Another corporation or any government does not control us directly or indirectly.

7A. MAJOR SHAREHOLDERS

The following table shows the ownership of our common shares as of March 31, 2006 of each person known to us to be the beneficial owner of more than 5% of our outstanding common shares.

NAME                           NUMBER OF SHARES           PERCENTAGE OF
                                     OWNED               OUTSTANDING SHARES
John A. van Arem                  7,467,000 (1)(2)                14%

Monteque Limited                  5,000,000(1)                     9%

Michael Tinari                    6,000,000(1)(3)                 11%




(1) These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in
Item 9 "The Offer and Listing".

(2) The number of shares includes 2,500,000 options exercisable at $0.15 according to reaching a certain levels of growth in gross revenue of the Company and 217,000 options to purchase common shares that are immediately exercisable at the price of $0.14. These options were granted on December 15, 2005 and March 26, 2003 and expire on February 10, 2009 and March 26, 2013 respectively.

(3) The number of shares owned includes 2,000,000 options to purchase common shares that are exercisable at $0.10 according to reaching a certain levels of growth in gross revenue of the Company. The options expire on February 9, 2006.

7B. RELATED PARTY TRANSACTIONS

There have been no transactions with related parties for the fiscal year 2006.

During fiscal 2004, Avrada issued 4,187,000 common shares for proceeds of $559,144. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of $0.20 US, for the period of one year from the date of the agreement. As at March 31, 2005, these options have expired.

In the years 1998 and 1999, before the reverse takeover, Web Dream entered into routine business transactions with Jazz Monkey Media Inc. a company controlled by John van Arem and Anthony Korculanic. These transactions were in the normal course of business and at market prices. Jazz Monkey Media Inc. invoiced us for the net cost of these services.


We owed Mr. van Arem $78,850 as at March 31, 2006. This amount is unsecured, bears no interest and has no fixed term of repayment. (See Note 9 to our financial statements beginning at page F-1 of this registration statement.)

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


LEGAL PROCEEDINGS

There are currently two material claims pending against us described in Note 18 to the financial statements. If we lose either of these suits or enter into settlements requiring us to pay cash, our liquidity and financial position could be adversely affected over the short term. There has been no activity on these claims over the last 18 months.

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

TRADING MARKET

Our common shares trade on over-the-counter bulletin board market ("OTC BB") in the United States with the trading symbol "PHDTF". In Canada our common shares trade "over-the-counter" on the Canadian Unlisted Board ("CUB") with the trading symbol "ROOS" (formerly "SMRL") and CUSIP # 71879N108. The CUB system was implemented in November 2000. It is only available to traders and brokers for reporting trades that they have arranged in unlisted and unquoted equity securities in Ontario. No real-time quotes or trades are available to the public.

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

On April 5, 2002 the Corporation was cleared for trading on the NASD OTC BB under the symbol DGROF. We were cleared to submit a quote for $0.10 Bid to $0.30.


ITEM 10B


MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporation

Originally a federally  incorporated  company,  we were  continued as an Ontario corporation under the Business Corporations Act (Ontario) by Articles of Continuance dated October 30, 1998. We filed Articles of Amalgamation under the name Storimin Resources Limited on April 1, 1999, Ontario Corporation number 1348061. By Articles of Amendment filed January 19, 2000, we changed our name from Storimin Resources Limited to Digital Rooster.com Inc Our Ontario corporation number is 1348061. The Articles of Amalgamation provide in section 6 that there are no restrictions on the business that we may carry on or on the powers that we may exercise. These provisions of our Articles of Amalgamation have not been amended or revoked.

Bylaws

Our bylaws explain the way our corporate affairs are to be conducted. A copy of our bylaws is attached as Exhibit 2.1 to this registration statement. As provided for in the legislation that governs us, a bylaw can be made, amended or repealed at any time by our directors. If the directors make, amend or repeal a bylaw, the bylaw, amendment or repeal must be submitted to our shareholders at the next shareholder meeting. Our shareholders may confirm, reject or amend the bylaw, amendment or repeal. (R.S.O. 1990, c.B.16, s.116(2)). A shareholder may propose to make, amend or repeal a bylaw. Such a proposal must be submitted to our shareholders for adoption at the next shareholder meeting.

Borrowing powers

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

Director's Appointment and Quorum

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

Shareholder's Meetings

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

Section 8.05 of our bylaws requires us to prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed, the shareholders listed are those registered at the close of business on the record date. If no record date is fixed, the shareholders listed are those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list is to be made available for examination by any shareholder during usual business hours at our registered office or at the place where our central securities register is maintained and at the meeting. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting will be deemed to be a list of shareholders.

Section 8.06 of our bylaws sets out the requirements for setting a record date. Our directors are not required to set a record date, but if they do, the record date must not precede the date of the shareholder's meeting by more than 50 days or less than 21 days. If our board does not fix a record date, the record date for the determination of the shareholders entitled to receive notice of a meeting shall be at the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day of which the meeting is held.

Section 8.07 of our bylaws allows for a shareholder meeting to be held without notice if the requirements setouts in this section are met. These requirements are: (a) all the shareholders entitled to vote at the meeting are presenting person or represented, or if those not present or represented waive notice have Or otherwise consent to the meeting, and (b) our auditors are present or waive Notice have or otherwise consent to the meeting. The meeting can only proceed without notice having been given if the shareholders, auditors or directors
Present are not attending for the express purpose of objecting to the Transaction of any business on the grounds that the meeting is not lawfully called.

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

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation(unless we qualify as a "foreign personal holding Corporation" or a "passive foreign investment Corporation", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

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

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for foreign taxes imposed on a dividend if the United States holder
(i) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder's expected economic profit, after non-US taxes, is insubstantial.

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


ITEM 11: QUANTITATIVE AND QUALITATIVE ASSESSMENT OF MARKET RISK

EXCHANGE RATE SENSITIVITY

In past years, the Company was greatly exposed to risks caused by fluctuations in the exchange rate of the U.S. dollar to the Canadian, as most revenues were in U.S. dollars, but the bulk of our costs were in Canadian dollars. As the Canadian dollar had been strengthening in comparison to the U.S. dollar, there were fewer funds to cover our Canadian dollar costs.

Currently, Phinder conducts business primarily in the United States, realizing all revenues in U.S. funds and purchases a large percentage of its required services in U.S. funds. As a result, the continuing strength of the Canadian dollars vs. the U.S. dollars has less of an impact on us than in past years.

The Company does not hedge against the risk of exchange fluctuations.


Part III

ITEM 17.  FINANCIAL STATEMENTS

Audited Financial Statements
                                                                        Page
Phinder Technologies Inc.
For the year ended March 31, 2006 and 2005
Auditors' Report                                                         F1

Financial Statements and Notes                                         F2 - F15

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)


                        CONSOLIDATED FINANCIAL STATEMENTS


                             MARCH 31, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)


                             MARCH 31, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



                                    CONTENTS



                                                                      Page

Auditors' Report                                                       1

Consolidated Financial Statements

         Consolidated Balance Sheets                                   2

         Consolidated Statements of Operations                         3

         Consolidated Statements of Deficit                            4

         Consolidated Statements of Cash Flows                         5

         Notes to Consolidated Financial Statements                 8 - 26

MINTZ & PARTNERS LLP

                                AUDITORS' REPORT

To the Shareholders of
Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd.)

We have audited the consolidated balance sheets of Phinder Technologies Inc. (formerly known as Digital Rooster.com Ltd.) as at March 31, 2005 and the consolidated statements of operations, deficit and cash flows for the years ended March 31, 2006, 2005, and 2004. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these financial statements presents fairly in all material respects, the financial position of the corporation as at March 31, 2006 and 2005 and the results of operations and its cash flows for the years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.


                                                   /s/ Mintz & Partners LLP

Toronto, Ontario                                     CHARTERED ACCOUNTANTS
June 28, 2006



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

(b) Comments by Auditor

Our report to the shareholders dated June 28, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

                                                     /s/ Mintz & Partners LLP

Toronto, Ontario                                     CHARTERED ACCOUNTANTS
June 28, 2006

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                           CONSOLIDATED BALANCE SHEETS



AS AT MARCH 31,                                         2006                2005
                                                                    (RESTATED - NOTE 2B
                                                                          AND 20)
                               ASSETS
CURRENT
   Cash                                             $   457,558          $     2,723
   Accounts receivable (Note 3)                       1,201,791                9,365
   Prepaid expenses (Note 4)                          1,286,577               41,845
                                                    -----------          -----------
                                                      2,945,926               53,933

PROPERTY AND EQUIPMENT (Note 5)                          50,933               57,463
INTANGIBLE ASSET                                        350,400                   --
                                                    -----------          -----------
                                                    $ 3,347,259          $   111,396
                                                    ===========          ===========

                             LIABILITIES
CURRENT
   Accounts payable and accrued liabilities         $ 2,477,003          $ 1,004,461
   Deferred revenue                                          --                6,146
   Convertible notes payable (Note 6)                    86,080               89,146
   Loans payable (Note 7)                                23,360               35,095
   Convertible debentures (Note 8)                      666,344                   --
   Due to shareholders (Note 9)                          78,850                   --
                                                    -----------          -----------
                                                      3,331,637            1,134,848

DUE TO SHAREHOLDERS (Note 9)                                 --              249,324
                                                    -----------          -----------
                                                      3,331,637            1,384,172
                                                    -----------          -----------

SHAREHOLDERS' DEFICIENCY
CAPITAL STOCK (Note 10)                               5,723,101            3,158,521
SUBSCRIPTIONS RECEIVED (Note 10(e))                     420,480                   --
CONTRIBUTED SURPLUS (Note 11)                         1,349,027              637,156
DEFICIT                                              (7,476,986)          (5,068,453)
                                                    -----------          -----------
                                                         15,622           (1,272,776)
                                                    -----------          -----------
                                                    $ 3,347,259          $   111,396
                                                    ===========          ===========


APPROVED ON BEHALF OF THE BOARD


/S/ John van Arem                  /S/ Wayne Doss


                             SEE ACCOMPANYING NOTES
                                                                              2.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENT OF OPERATIONS



FOR THE YEARS ENDED MARCH 31           2006                 2005                   2004
                                                       (RESTATED NOTE         (RESTATED NOTE
                                                         2B AND 20 )            2B AND 20 )

REVENUES                           $  5,049,248          $    199,794          $    465,812

COST OF REVENUES                      2,987,122                32,277               122,055
                                   ------------          ------------          ------------

GROSS PROFIT                          2,062,126               167,517               343,757
                                   ------------          ------------          ------------

EXPENSES
   Administrative                     2,151,897               361,862               804,165
   Selling                               40,216               220,048                46,938
   Consulting services                1,288,831               129,726               100,750
   Computer                              79,788               102,535               110,290
   Management fees                      485,969               132,018               221,000
   Web hosting contract                  90,000                    --                    --
   Financing                             37,604                    --                    --
   Interest                             278,511                22,177                25,431
   Amortization                          17,843                20,627                29,018
                                   ------------          ------------          ------------
                                      4,470,659               988,993             1,337,592

NET LOSS                           $ (2,408,533)         $   (821,476)         $   (993,835)
                                   ============          ============          ============



LOSS PER SHARE (NOTE 12)
(BASIC AND FULLY DILUTED)          $     (0.061)         $     (0.068)         $     (0.135)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES                        39,575,665            12,135,646             7,359,209




                             SEE ACCOMPANYING NOTES
                                                                              3.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                       CONSOLIDATED STATEMENTS OF DEFICIT



FOR THE YEARS ENDED MARCH 31                        2006                  2005                     2004
                                                                     (RESTATED NOTE             (RESTATED
                                                                     NOTE 2B AND 20 )         NOTE 2B AND 20)
DEFICIT - beginning of  year
As previously reported                           $(5,068,453)            $(4,191,897)            $(3,208,862)

Change in accounting policy (Note 2b)                     --                 (55,080)                (44,280)
                                                 -----------             -----------             -----------

Deficit - as restated                            $(5,068,453)            $(4,246,977)            $(3,253,142)

NET LOSS - for the year                           (2,408,533)               (821,476)               (993,835)
                                                 -----------             -----------             -----------
DEFICIT - end of year                            $(7,476,986)            $(5,068,453)            $(4,246,977)
                                                 ===========             ===========             ===========





                             SEE ACCOMPANYING NOTES

                           PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED MARCH 31                                               2006              2005              2004
                                                                                          (RESTATED -        (RESTATED -
                                                                                        NOTE 2B AND 20)    NOTE 2B AND 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                                 $(2,408,533)      $  (821,476)      $  (993,835)
Items not affecting cash:
   Amortization of property and equipment                                     17,843            20,627            29,018
   Consulting services paid by issuance of shares                            490,137           107,975           102,350
   Consulting services paid by issuance of subsidiary shares                  50,000            17,500                --
   Management fees paid by issuance of  shares                                    --            17,500           221,000
   Financing fees paid by issuance of shares                                  52,335                --                --
   Purchase of concept and contracts by issuance of shares                    90,000                --                --
   Rent paid by issuance of shares                                            17,040            41,322                --
   Stock-based compensation                                                  700,971            10,400            10,800
   Settlement of debt by issuance of shares                                    3,464                --            46,000
   Salary increases paid by issuance of shares                                 1,180                --                --
   Consulting services credited by cancellation
   of subsidiary  shares (Note 13)                                           (51,000)               --                --
   Loan fees paid by issuance of shares                                       34,655                --                --
   Debenture fees paid by debenture issue                                      3,000                --                --
   Convertible loan interest paid by issuance of shares                          520                --                --
                                                                         -----------       -----------       -----------
                                                                            (998,388)         (606,152)         (584,167)
Net change from non-cash operating assets and liabilities (Note 14)         (157,325)           82,796           159,356
                                                                         -----------       -----------       -----------
CASH USED IN OPERATING ACTIVITIES                                         (1,155,713)         (523,356)         (425,311)
                                                                         -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITES
   Purchase of property and equipment                                        (11,313)           (4,547)             (648)
   Acquisition of intangible asset                                          (350,400)               --                --
                                                                         -----------       -----------       -----------
CASH USED IN INVESTING ACTIVITIES                                           (361,713)           (4,547)             (648)
                                                                         -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Advances from shareholders                                               (170,474)          105,237          (241,650)
   Convertible notes payable                                                  (3,066)           (8,461)          (16,636)
   Increase in loans payable                                                      --            35,095                --
   Decrease in loans payable                                                  (5,961)               --           (30,779)
   Notes payable                                                                  --                --           (15,000)
   Issuance of shares and warrants, net of share issue costs                 963,263           257,339           170,654
   Issuance of capital stock by subsidiary                                    11,900           130,032           559,144
   Subscriptions received in advance of share issuance                       420,480                --                --
   Issuance of convertible debentures                                        756,119                --                --
                                                                         -----------       -----------       -----------
CASH PROVIDED BY FINANCING ACTIVITIES                                      1,972,261           519,242           425,733
                                                                         -----------       -----------       -----------
NET CHANGE IN CASH                                                           454,835            (8,661)             (226)
CASH - Beginning of year                                                       2,723            11,384            11,610
                                                                         -----------       -----------       -----------
CASH - End of year                                                       $   457,558       $     2,723       $    11,384
                                                                         ===========       ===========       ===========



                             SEE ACCOMPANYING NOTES
                                                                              5.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED MARCH 31, 2006, 2005 AND 2004

Non-cash transactions:

During 2006, the Company entered into the following non-cash transactions:

Operating and Financing Activities:

   o 15,488,000 common shares were issued in payment for consulting services, with $490,137 expensed in this year.

   o 500,000 subsidiary common shares were issued in payment for consulting services valued at $50,000.

   o 960,000 common shares were issued in payment of financing and loan fees valued at $86,990.

   o 1,500,000 common shares were issued in payment for Web hosting contract valued at $90,000.

   o  80,000 common shares were issued in payment of rent valued at $17,040.

   o  Stock-based compensation valued at $700,971 was recognized.

   o 10,000 common shares were issued as payment of salary increases valued at $1,180.

   o 510,000 subsidiary common shares were cancelled for non-performance of consulting services originally valued at $51,000.

   o 4,500 common shares were issued as payment of loan interest valued at $520.

   o Debenture fees valued at $3,000 were paid by deducting them from the contribution to a debenture by an investor.

   o  50,000 common shares were issued in payment of a loan valued at $5,774.

   o 750,000 common shares were issued in payment of a convertible debenture valued at $92,775.

   o  40,000 common shares were issued in payment of a debt valued at $3,464.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED MARCH 31, 2006, 2006 AND 2004

During 2005, the Company entered into the following non-cash transactions:

Operating and Financing Activities:

   o 2,659,500 common shares were issued in payment for consulting services valued at $107,975.

   o  70,000 common shares were issued in payment for rent valued at $41,322.

   o 650,000 common shares were issued in payment for management services valued at $17,500.

   o 20,000 common shares were issued as partial repayment of a convertible note payable valued at $3,301.

   o  Stock based compensation valued at $10,400 was recognized.

   o 1,000,000 common shares of the Company's subsidiary Avrada Inc. were bought back for $135,000. The amount payable was adjusted against advances from shareholders.

During 2004, the Company entered into the following non-cash transactions:

Operating and Financing Activities:

   o 1,700,000 common shares were issued in payment for management services valued at $221,000.

   o 1,041,000 common shares were issued in payment for consulting services valued at $102,350.

   o  460,000 common shares were issued in settlement of debt valued at $46,000.

   o  Stock based compensation valued at $10,800 was recognized.

   o On March 17, 2004, the Company declared a 75% stock dividend to its shareholders. Shareholders of record on April 7, 2004 received three additional shares for every four shares held. The stock dividend was effected as a stock split and the shareholders have received no monetary value.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

1.    NATURE OF COMPANY'S OPERATIONS AND BASIS OF PREPARATION

      On February 1, 2005, the Company changed its name from Digital Rooster.com Ltd to Phinder Technologies Inc.

      Phinder Technologies Inc, (the "Company"), formerly known as Digital Rooster.com Ltd., its formerly wholly owned subsidiary Avrada Inc., and its wholly owned subsidiaries of Phinder Corporation, Axcess Internet Solutions, Inc., Web Dream Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the provision of entry level e-commerce, hosting and e-marketing solutions to small business owners, allowing them to quickly establish a personalized online presence.

      GOING CONCERN BASIS OF PRESENTATION

      These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Due to the operating losses of the past several years and the working capital deficiency as at March 31, 2006, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach and sustain profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Significant differences between Canadian "GAAP" and United States "GAAP, as they relate to these consolidated financial statements, are explained in Note 20.

      a. REVENUE RECOGNITION

      The Company's revenue from the sale of its Internet Bundle is generated through sales by selected telemarketing companies. Sales are invoiced monthly and the Company recognizes revenue from these sales based upon the start date of the service period.

      Note that the revenue steam for the Company has changed from prior years. The revenue is still within the web-based marketplace and therefore does not constitute a discontinuation of operation for prior years' operations.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      b. CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock-based compensation and payments for options granted on or after January 1, 2002. To reflect this change in the accounting policy, prior years' financial statements were restated. This restatement resulted in an increase in net loss by $10,400 and $10,800 for the fiscal years ended March 31, 2005 and 2004 respectively; an increase of $55,080 and $44,280 to the opening deficit for the fiscal years ended March 31, 2005 and 2004 respectively and an increase in contributed surplus of $65,480 and $55,080 for the fiscal years ended March 31, 2005 and 2004 respectively.

      c. PROPERTY AND EQUIPMENT

         Property  and  equipment  are  recorded  at  cost,   less   accumulated
         amortization. Amortization is provided annually at rates calculated to write-off the assets over their estimated useful lives, as follows:

         Furniture and equipment            20% declining balance
         Leasehold improvements             Straight line over the lease term
         Computer hardware                  30% declining balance
         Computer software                  100% straight line

         Property and equipment purchased during the period are amortized at one-half of the above stated rates.

      d. FOREIGN CURRENCY TRANSLATION

         The monetary assets and liabilities of the Company, which are denominated in a foreign currency, are translated into Canadian dollars using the rate of exchange in effect at the balance sheet date. Capital stock has been translated into Canadian dollars at historical rates of exchange. Revenues and expenses are translated at rates of exchange prevailing on the transaction date.

      e. COSTS OF RAISING CAPITAL

         Incremental costs incurred in respect of raising capital are charged against the equity proceeds raised.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      f. NON-MONETARY TRANSACTIONS

         Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830 ("Non-monetary transactions") of the CICA handbook.

      g. INCOME TAXES

         Income taxes are accounted for using the asset and liability method, whereby future income tax assets an liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets initially recognized are reduced by a valuation allowance. A valuation allowance equivalent to the amount for which the Company is not reasonably assured that the value of the asset will be realized.

      h. STOCK-BASED COMPENSATION

         For stock-based compensation issued to employees, the Company recognizes an expense. The Company accounts for its grants in accordance with the fair value-based method of accounting for stock-based compensation

         For stock-based compensation issued to non-employees, the Company recognizes an asset or expense based on the fair value of the equity instrument issued.

      i. USE OF ESTIMATES

         The preparation of these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the assessment of valuation of stock warrants. Actual results could differ from those estimates.

      j. LOSS PER SHARE

         The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      j. LOSS PER SHARE - CONTINUED

         from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earning/loss per share calculation. Fully diluted loss per share will not be calculated, when the effect on the loss per share would be anti-dilutive.

      k. INTANGIBLE ASSET

         On October 4, 2004, the Company entered into an agreement to acquire 100% ownership of Axcess Internet Solutions, Inc. ("Axcess"), from Nova Financial Partners, Inc. ("Nova"). As consideration for this purchase the Company agreed to a consulting agreement with Nova, which called for fees equals to 50% of the Gross Profit generated by "Axcess". In April 2005, this consulting agreement was terminated in exchange for 850,000 common shares of the Company's common shares and an agreement to pay Nova royalties based upon Axcess' annual revenue. On November 18, 2005, it was agreed that Phinder would redeem the issued shares and purchase the royalty rights from Nova for a price of $300,000 US, with payments in November and December 2005.

         There were no assets acquired in this purchase other than the Trade Name. Canadian Generally Accepted Accounting Principles requires that intangible assets such as Trade Names regularly be tested for impairment. An impairment loss would be recognized when the carrying amount of the asset exceeds the estimated discounted cash flow used in determining the fair value of the asset. No impairment has been recorded for this asset.

3.    ACCOUNTS RECEIVABLE

                                                          2006             2005

         Accounts receivable, gross                 $1,685,533           $9,365
         Less Allowance for doubtful accounts          483,742                -
                                                    ----------           ------
         Accounts receivable, net                   $1,201,791           $9,365
                                                    ==========           ======

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

4.    PREPAID EXPENSES

      Prepaid expenses consist of:

                                                           2006            2005

         Prepaid consulting expense                  $1,142,920        $ 29,030
         Prepaid lead scrubbing expense                 127,906               -
         Prepaid general expense                         15,751          12,815
                                                     ----------        --------
                                                     $1,286,577        $ 41,845
                                                     ==========        ========

      a. Lead scrubbing is the costs of validating telephone numbers and names prior to the calling of prospective clients in order to make more effective sales calls, thus increasing our call volume and generating increased revenues.

5.    PROPERTY AND EQUIPMENT


                       2006                                    COST           ACCUMULATED     NET CARRYING
                                                                             AMORTIZATION           AMOUNT

         Furniture and equipment                     $       47,128             $  32,541        $  14,587
         Leasehold improvements                               8,141                 8,141                -
         Computer hardware                                  249,233               213,828           35,405
         Computer software                                   22,840                21,899
                                                          ---------             ---------        ---------
                                                                                                       941
                                                          $ 327,342             $ 276,409        $  50,933
                                                          =========             =========        =========

                        2005                                   COST           ACCUMULATED     NET CARRYING
                                                                             AMORTIZATION           AMOUNT
         Furniture and equipment                          $  45,978              $ 29,038         $ 16,940
         Leasehold improvements                               8,141                 8,141                -
         Computer hardware                                  240,952               200,429           40,523
         Computer software                                   20,958                20,958                -
                                                          ---------             ---------        ---------
                                                          $ 316,029             $ 258,566         $ 57,463
                                                          =========             =========         ========


6.    CONVERTIBLE NOTES PAYABLE

      The convertible notes payable are non-interest bearing, unsecured and payable within the current fiscal year. The notes are convertible at the option of the lenders, at a conversion rate of $7.14 US per common share of approximately 11,200 common shares in aggregate.



                                                                             12.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

7.    LOANS PAYABLE

      The loans payable consist of $29,000 Cdn ($25,000 US) that is unsecured; bearing no interest, with no fixed terms of repayment and $6,095 Cdn ($5,000 US) that is unsecured, bearing annual interest of 9% and due on August 15, 2005. This loan was repaid in February 2006 by issuance of common shares.


                                                                       LOAN 1          LOAN 2         TOTAL
           Opening balance, April 1, 2004                            $      -         $     -       $     -
           Addition                                                    29,000           6,095        35,095
                                                                     --------         -------       -------
           Balance as at March 31, 2005                              $ 29,000         $ 6,095        35,095
           Payment                                                    (5,640)               -        (5,640)
           Payment by issuance of 50,000 shares                             -         (6,095)        (6,095)
                                                                     --------         -------       -------
           Balance as at March 31, 2006                              $ 23,360         $     -       $23,360
                                                                     ========         =======       =======

8.    CONVERTIBLE DEBENTURES

      In fiscal 2006, the Company raised $666,344 Cdn ($570,500 US) by issuing convertible debentures bearing interest ranging from 18.0% to 30% per annum and maturing at dates between June 20, 2006 and July 31, 2006.

      The debentures are convertible at the option of the holder into common shares and purchase warrants of the Company. The conversion price ranging from $0.15 US to $0.25 US. The warrant entitles the warrant holder to the purchase of one additional common share at $0.25 US.

      The fair value of the conversion option at the time of the issuance of the debenture was determined to be nil. As a result, there is no bifurcation of debt to equity.

      One of the debentures is secured by a general security agreement and a chattel mortgage covering equipment and receivables.

9.    DUE TO SHAREHOLDERS

      Shareholders' advances are unsecured; bear no interest, with no fixed terms or repayment. The lender has agreed not to demand payment before September 1, 2006.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

10.   CAPITAL STOCK

a. Authorized Unlimited common shares


                           ISSUED AND OUTSTANDING                         NUMBER                AMOUNT
              BALANCE AS AT MARCH 31, 2004                                  8,094,639           $ 2,731,086
              Additional shares issued (i)                                  4,738,590                     -
              Issued for cash                                               6,106,768               257,338
              Issued for consulting services                                2,659,500               107,975
              Issued for management services                                  650,000                17,500
              Issued for rent                                                  70,000                41,322
              Issued as convertible note payable repayment                     20,000                 3,300
                                                                           ----------           -----------
              BALANCE AS AT MARCH 31, 2005                                 22,339,497             3,158,521
              Issued for cash                                               9,898,999               816,137
              Issued for consulting services                               15,271,000             1,303,574
              Issued for rent                                                  80,000                17,040
              Issued for purchase web hosting                               1,500,000                90,000
              Issued for financing fees                                     1,011,000                70,641
              Issued as collateral (ii)                                     2,000,000                     -
              Issued for cash as warrant conversion                         1,506,666               128,820
              Issued as repayment on convertible debenture                    750,000                92,775
              Issued in place of staff salary increases                        10,000                 1,180
              Issued for loan fees                                            479,000                34,655
              Issued as convertible loan/interest repayment                    54,500                 6,294
              Issued as repayment of debt                                      40,000                 3,464
                                                                           ----------           -----------
              BALANCE AS AT MARCH 31, 2006                                 54,940,662           $ 5,723,101
                                                                           ==========           ===========


         (i) On March 17, 2004 the Company declared a 75% split of the Company's common shares by means of a dividend. Every four outstanding whole common shares became entitled to three additional common shares. Share certificates representing the stock dividend were mailed on or after April 26, 2004 to shareholders of record as of the close of business on April 7, 2004. The effect of increasing the number of the Company's common shares by 75% is reflected in the weighted average number of shares outstanding and loss per share. The additional shares issued represent the net of the 6,110,490 shares originally issued and subsequent cancellation of 1,371,900 shares.

         (ii) Shares were issued as collateral in order to secure extended credit terms with a provider of marketing services for our Internet Bundle product.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

10.   CAPITAL STOCK - CONTINUED

      b. Stock Options

         Under the terms of the Company's stock option plan, the Board of Directors may grant options to employees, officers, directors and consultants. The options are granted at the Company's then current fair market value of the Common shares of the Company under terms and conditions as determined by the Board.

                                                   Number of       Avg Weighted
                                                      Shares     Exercise Price
                                                      ------     --------------
         OUTSTANDING, MARCH 31, 2004 AND 2005        247,000          $    0.25

         Granted                                   8,665,000               0.12
         Expired/cancelled                          (247,000)              0.25
                                                   ---------
         OUTSTANDING, MARCH 31, 2006               8,665,000          $    0.12
                                                   =========

      The following table summarizes the share options outstanding at March 31, 2006:


                          # of
         Exercise       Exercisable                           Weighted Ave               Avg Weighted
          Price           Options       Expiry Date           Remaining Life            Exercise Price

             $ 0.10         500,000    June 15, 2006            2.5 months                      $0.10
               0.10          10,000    January 14, 2007         1 year                           0.10
               0.10          25,000    January 31, 2007         1 year                           0.10
               0.10          10,000    February 1, 2007         1 year                           0.10
               0.20          50,000    February 3, 2007         1 year                           0.20
               0.15       2,500,000    February 10 2009         3 years                          0.15
               0.10       2,000,000    February 10, 2009        3 years                          0.10
               0.10          10,000    February 15, 2007        1 year                           0.10
               0.15       3,500,000    February 15, 2009        3 years                          0.10
               0.10          10,000    March 1, 2007            1 year                           0.10
               0.10          50,000    March 27, 2007           1 year                           0.10
                          ---------
                          8,665,000
                          =========


                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

10.   CAPITAL STOCK - CONTINUED

      c. Stock Warrants

         During the year ended March 31, 2006, the Company issued warrants to purchase common shares as follows:


                                             NUMBER          EXERCISE
                                                               PRICE        EXPIRY DATE
         March 31, 2005 and 2004                Nil
         Issued                           3,769,050             $  0.15   June to August 2006
         Issued                             200,000                0.15   September 2006
         Issued                           1,506,666               0.075   June 2006
         Issued                           1,651,666      (i)      0.025   July 2006
         Issued                           2,009,803                0.20   September 2006
         Issued                              27,250                0.18   February 2007
         Issued                             683,333      (i)       0.25   June 2007
         Exercised                       (1,506,666)              0.075
                                        -----------

         BALANCE MARCH 31, 2006           8,341,102
                                        ===========

            (i) Warrants were issued with convertible debentures (see Note 8). The estimated value of warrants issued were determined using the Black-Scholes option pricing model. The following assumptions were used: dividend yield of 0%; expected volatility of 1.6%; risk-free interest rate of 3.5% and the weighted average expected life of 1 year.

      d. Stock-based Compensation

      The fair value of employee stock options granted is recognized as stock-based compensation. The weighted average fair value of options granted under the stock option plan in the year ended March 31, 2006 was $700,971 (2005 - $10,400) and included in administrative expense. The weighted average fair value of the options granted during the year was calculated using the Black-Scholes option pricing model with the following assumptions:

                                                       2006               2005
                                                       ----               ----
          Risk-free interest rate                      4.0%               4.0%
          Expected life in years                 1.0 or 3.0                2.0
          Expected volatility                82.4% to 11.0%             170.0%
          Expected dividend rate                       0.0%               0.0%

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

10.   CAPITAL STOCK - CONTINUED

      e. Subscriptions Received

         At March 31, 2006, the Company had received payments from subscribers to a private placement. The 2,769,230 common shares for this placement were released from treasury on June 9, 2006.

11.   CONTRIBUTED SURPLUS

      The following summarizes the activity in the contributed surplus account:

                                                                        AMOUNT

      BALANCE, MARCH 31, 2004 (I)                                    $ 614,224
      Buyback of shares                                              (135,000)
      Issued for cash                                                  130,032
      Issued for consulting services                                    17,500
      Stock-based compensation                                          10,400
                                                                    ----------
      BALANCE, MARCH 31, 2005 (I)                                      637,156
      Stock-based compensation                                         700,971
      Buyback of shares                                               (41,000)
      Cancelled shares                                                (10,000)
      Issued for cash                                                   11,900
      Issued for consulting services                                    50,000
                                                                    ----------
      BALANCE, MARCH 31, 2006                                       $1,349,027
                                                                    ==========

      (i) The March 31, 2004 and 2005 figure have been restated from the prior year's results, due to an error in the recording of the sale by the Company's subsidiary, Avrada Inc. ("Avrada") of common shares issued from treasury. During fiscal 2004, Avrada issued 4,187,000 common shares for proceeds of $559,144. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of $0.20 US, for the period of one year from the date of the agreement. As at March 31, 2005, these options have expired. Originally, the Company recorded this transaction as a dilution gain of $67,000, a minority interest of $1,000 and contributed surplus of $491,144.

      A review of this transaction using section 1600 of the handbook of the Canadian Institute of Chartered Accountants determined that the proper entry recording of this transaction was to record the proceeds of $559,144 entirely as contributed surplus.

      During fiscal 2005, Avrada repurchased 1,000,000 common shares for $135,000. In addition, Avrada issued 1,212,815 common shares from treasury for proceeds of $130,032. Each share of Avrada was issued with one additional common share purchase warrant attached, giving the holder the option to purchase one additional

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

11.   CONTRIBUTED SURPLUS - CONTINUED

      common share of the subsidiary at a cost of $0.20 US for the period of one year from the date of the agreement. As at March 31, 2006, these options have expired. During fiscal 2006, Avrada repurchased 410,000 common shares for $41,000. In addition, Avrada cancelled 100,000 common shares for $10,000 and issued 600,000 common shares from treasury for $50,000 of services and $11,900 of cash.

12.   LOSS PER SHARE

      Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year, which amount to 39,575,665 shares (2005 - 12,135,646 shares). During the years when the Company generated a loss, potential shares to be issued from the assumed exercise of stock warrants are not included in the computation of diluted per share amounts, as this would be anti-dilutive.

13.   CONSULTING SERVICES CREDITED BY CANCELLATION OF SUBSIDIARY SHARES

      During 2006, the Company cancelled 510,000 common shares of its subsidiary "Avrada", previously issued in payment of consulting services. These certificates had originally been issued for consulting services.

14.   SUPPLEMENTAL CASH FLOW DISCLOSURES

      The net change in non-cash operating assets and liabilities consists of :


                                                                          2006              2005            2004

         (Increase)/decrease in accounts receivable                    $(1,192,426)        $  9,031       $  37,784
         (Increase)/decrease in prepaid expenses                          (431,295)        (28,311)           5,196
         Increase/(decrease) in accounts payables                         1,472,542         (5,272)         (2,472)
         Increase/(decrease) in deferred revenue                            (6,146)          96,804         118,848
                                                                       ------------        --------       ---------
                                                                       $  (157,325)        $ 82,796       $ 159,356
                                                                       ------------        --------       ---------

         Interest paid                                                 $  278,511          $ 22,177       $  25,431
                                                                        ===========        ========     ===========

15.   LEASE COMMITMENTS

      Minimum annual lease payments under annual rental and operating leases are as follows:

         2007                                                        $ 153,018
         2008                                                          149,126
         2009                                                          149,126
         2010                                                          149,126
         2011 and thereafter                                           149,126
                                                                     ---------
                                                                     $ 749,522

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

16.   INCOME TAXES

      The provision for income taxes differs from the expense that would be obtained by applying statutory tax rates as a result of the following:


                                         2006                    2005                     2004
                                                    %                         %                        %
         Combined statutory
         basic
         tax rates                $   (872,000)   (36.00)    $ (300,000)    (36.12)     $(360,000)   (36.60)
         Losses for which no
         income tax
         Benefits have
         been recorded                 872,000     36.00        300,000      36.12        360,000     36.60
                                       -------     -----        -------      -----        -------     -----
                                  $          -         -     $        -          -    $         -         -
                                  ============  ========     ==========    =======    ===========    ======

      There is no income tax provision  (recovery) from  continuing  operations.
      The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are presented below:


                                                                  2006             2005               2004

         Future income tax assets -                      $   2,586,000    $   1,800,000       $  1,500,000
          Losses carried forward
         Less:  Valuation allowances                        (2,586,000)      (1,800,000)        (1,500,000)
                                                         -------------    -------------       ------------
         Net future income tax assets                    $           -    $           -       $          -
                                                         =============    =============       ============

      The Company has available non-capital income tax losses of $7,139,000, the benefits of which have not been recorded, as the Company cannot determine whether it is more likely than not that, it will be able to realize the future income tax assets during the carry forward period. These losses may be used to reduce future years' taxable income and expire approximately as follows:

         2007                                                       $   614,000
         2008                                                           771,000
         2009                                                         1,052,000
         2010                                                           490,000
         2014                                                           960,000
         2015                                                           830,000
         2016                                                         2,422,000
                                                                    -----------
                                                                    $ 7,139,000
                                                                    ===========

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

17.   SEGMENTED AND GEOGRAPHIC INFORMATION

      The Company considers that its operations fall principally into one business segment, namely the provision of entry-level e-commerce, hosting and e-marketing solutions to small business owners. Operations in fiscal 2006 are in one geographic area, that being the United States.
      Historically, operations were in both Canada and the United States. Information for sales and accounts receivable are as follows:

                                                    2006        2005        2004
         Sales
           Canada                                     0%         31%         10%
           United States                            100%         69%         90%
         Accounts receivable
           Canada                                     0%         26%          7%
           United States                            100%         74%         93%

18.   CONTINGENT LIABILITIES

      In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the past 24 months.

      In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest that the plaintiff claimed to have advanced by way of a loan to the Company, whereas the monies clearly appear to have been advanced to a non-related company, so that Phinder Technologies Inc. should have no liability. There has been no activity on this claim over the last 18 months.

19.   FINANCIAL INSTRUMENTS

      a. Fair Value

         The  Company's   financial   assets  and   liabilities  are  valued  at
         management's best estimates of fair value as follows:

         i. Cash and accounts receivable
                  The carrying is equal to fair value due to the instant liquidity of the assets.
         ii. Accounts payable and accrued liabilities
                  The carrying amount is equal to fair value due to the requirements to extinguish the liabilities on demand

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

19.   FINANCIAL INSTRUMENTS - CONTINUED

         iii. Convertible debentures, convertible note payable, loans payable and due to shareholders.
                  Based on maturity and interest at variable rates, the estimated fair value is approximately equal to their carrying value.

      b. Currency Risk

         The Company is exposed to currency risk as cash ($442,989 Cdn), accounts receivable ($1,195,967 Cdn), accounts payable ($1,791,644
         Cdn), convertible debentures ($666,344 Cdn), convertible note payable ($86,080 Cdn) and loans payable ($23,360 Cdn) have been translated into Canadian dollars as described in Note 2 (d) but will be settled at their US dollar value.

         To the extent that final settlement amounts differ from those recorded as a result of changes in the relative exchange rates, a foreign exchange translation gain or loss will be recorded.

20.   RESTATEMENT OF PRIOR YEARS FINANCIAL STATEMENTS

         The consolidated Balance Sheet and Statements of Deficit for the years ended March 31, 2005 and 2004 have been restated to correct for the error in recording minority interest, contributed surplus and dilution gain as described in Note 11 (i).

         As a result of this correction, minority interest has decreased to a nil balance from $1,000 in both 2005 and 2004; net loss increased to $993,835 from $926,835 in 2004 and contributed surplus has increased to $637,156 and $614,244 for 2005 and 2004 respectively from $569,156 and
         $546,244 in 2005 and 2004.

21.   CANADIAN AND U.S. ACCOUNTING PRINCIPLES DIFFERENCES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

21.   CANADIAN AND U.S. ACCOUNTING PRINCIPLES DIFFERENCES - CONTINUED

      RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES.

      a) Under U.S. GAAP, the Company is required to present a Statement of Changes in Shareholders' Equity. There are no adjustments required to bring our statements into line with U.S. GAAP. Changes in Shareholders' Equity are detailed in Note 10.

      b) Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, requires the company to report and display information related to comprehensive income for the company. Comprehensive income consists of net income and all other changes in Shareholders' Equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains and losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income/loss.

      c) Under SEC Regulation S-X, the Company is required to disclose cost of revenues applicable to each category of revenue separate. The Company has only one revenue stream, that being revenue generated from web-based technology

      d)    Accounting changes

            In accordance with Canadian GAAP, the effect of a correction of an accounting error and a change in accounting policy is recorded retroactively by restating prior year's financial statements.

            U.S. GAAP also requires that the effect of a correction of accounting error and changes in accounting policy to be recorded directly by restatement of prior years financial statements. There are no significant differences between U.S. and Canadian GAAP with respect to changes recorded in these financial statements.

      e)    Accounts receivable

            U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements. Such information is provided in Note 3

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

21.   CANADIAN AND U.S. ACCOUNTING PRINCIPLES DIFFERENCES - CONTINUED

      f) Information as to products, geographic markets, significant estimates and concentrations. U.S. GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in
            Note 17.

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

      h)    Recent accounting pronouncements

            U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

            (i) In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), which replaces Accounting Principles Board Opinion No. 200, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The Company will adopt this standard effective January 1, 2006. The effect of the adoption of his standard will depend on the nature of future

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

21.   CANADIAN AND U.S. ACCOUNTING PRINCIPLES DIFFERENCES - CONTINUED

                  accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

            (ii) In December 2004, the Financial Accounting Standard Boards ("FASB") issued Statements No. 123 (R), Share - Based Payments that will require compensation costs related to share based payment transactions to be recognized in the financial statements. As permitted by the predecessor Statement No. 123, we do not recognize compensation expense with respect to stock options we have issued because the option price was no greater than the market price at the time the option was issued. Statement 123(R) is in effect for us in our fiscal quarter beginning January 1, 2006 and in reflected in our financial statements for the current year.

            (iii) In November 2004, the FASB issued  Statement No. 151 Inventory costs, an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. Statement No. 151 will be effective for our fiscal year beginning January 1, 2006, and its adoption will not have a material impact on our financial position or results of operations.

22.   SUBSEQUENT EVENTS

      In April 2006, the Company completed private placements of 923,076 shares at $0.13 US per shares, with 917,689 warrants at $0.20.

      In May 2006, the Company completed a private placement of 769,230 shares at $0.13 US, with 969,229 warrants at $0.20.

      In May 2006, the Company completed a private placement of 111,112 shares at $0.18 US, with 55,556 warrants at $0.22.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 2006, 2005 AND 2004
--------------------------------------------------------------------------------

22.   SUBSEQUENT EVENTS

      In May 2006, the Company borrowed $75,000 US, with interest to be paid in stock.

      In May 2006, the Company borrowed $20,000 US, with interest to be 10% per annum.

      In May 2006, the Company borrowed $28,000 Cdn, with interest to be paid in stock.

      On June 23, 2006, the Company announced that they were in the final stages of closing an acquisition of a non-related third party. Both parties have signed a letter of intent and an agreement is expected to be signed shortly.

      The Company will be moving into new offices in Toronto at the end of June 2006. The Company has signed a lease that expires at the end of September 2011.

23.   COMPARATIVE FIGURES

      Comparative figures have been reclassified in accordance with the current year's presentation.

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